Form 20-F
period 1998-12-31
DIALOG CORP PLC
filed 1999-06-24
CIK 1050829

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           -------------------------

                                   FORM 20-F
(MARK ONE)

      [ ]   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b)
        OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

      [X]   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
        SECURITIES EXCHANGE ACT OF 1934

                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 1998

                                       OR

      [ ]   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
        SECURITIES EXCHANGE ACT OF 1934

           FOR THE TRANSITION PERIOD FROM __________ TO __________ .

                         COMMISSION FILE NUMBER 0-26936

                           THE DIALOG CORPORATION PLC
                        (FORMERLY KNOWN AS M.A.I.D PLC)

                                      N/A
                (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

                                    ENGLAND
                (JURISDICTION OF INCORPORATION OR ORGANIZATION)

                          THE COMMUNICATIONS BUILDING,
                              48 LEICESTER SQUARE,
                            LONDON WC2H 7DB, ENGLAND
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT.

                                                                NAME OF EACH EXCHANGE
               TITLE OF EACH CLASS                               ON WHICH REGISTERED
               -------------------                              ---------------------
                      NONE                                              NONE

SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT.

  AMERICAN DEPOSITARY SHARES, EACH REPRESENTING 4 ORDINARY SHARES OF PAR VALUE
                                     L0.01
                                (TITLE OF CLASS)

 SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO SECTION 15(d)
                                  OF THE ACT.

                                      NONE
                                (TITLE OF CLASS)

     Indicate the number of outstanding shares of each of the issuer's classes of capital of common stock as of the close of the period covered by the annual report.

                  151,467,107 ORDINARY SHARES, PAR VALUE L0.01

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the proceeding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to filing requirements for the past 90 days.
                               [X] Yes     [ ] No

     Indicate by checkmark which financial statement item the registrant has elected to follow.

                          [X] Item 17     [ ] Item 18

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
                              PART I
ITEM 1  Description of Business.............................    3
ITEM 2  Description of Property.............................   24
ITEM 3  Legal Proceedings...................................   25
ITEM 4  Control of Registrant...............................   26
ITEM 5  Nature of Trading Market............................   27
ITEM 6  Exchange Controls and Other Limitations Affecting
  Security Holders..........................................   28
ITEM 7  Taxation............................................   28
ITEM 8  Selected Financial Data.............................   33
ITEM 9  Management's Discussion and Analysis of Financial
        Condition and Results of Operations.................   36
ITEM 10  Directors and Officers of Registrant...............   46
ITEM 11  Compensation of Directors and Officers.............   47
ITEM 12  Options to Purchase Securities from Registrant or
  Subsidiaries..............................................   48
ITEM 13  Interest of Management in Certain Transactions.....   52

                             PART II
ITEM 14  Description of Securities to be Registered.........   52

                             PART III
ITEM 15  Defaults upon Senior Securities....................   52
ITEM 16  Changes in Securities and Changes in Security for
  Registered Securities.....................................   53

                             PART IV
ITEM 17  Financial Statements...............................   53
ITEM 18  Financial Statements...............................     *
ITEM 19  Financial Statements and Exhibits..................   53

-------------------------

* The Registrant has responded to Item 17 in lieu of responding to this Item.

     The following Annual Report on Form 20-F and Annual Report to Shareholders are intended to be an integrated document and should be read together. This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Actual results could differ materially from those projected in the forward-looking statements as a result of the Factors Affecting Operations set forth in Item 9 of the report on Form 20-F.

     In this Annual Report, the "Company", the "Group" and "Dialog" refer to The Dialog Corporation plc and its subsidiary undertakings except as the context otherwise requires. References to fiscal years are to the Company's fiscal year ended 31 December of each year.

                             CURRENCY TRANSLATIONS

     Unless otherwise indicated, all amounts in this Annual Report are expressed in pounds sterling ("L") or in United States dollars ("U.S. dollars" or "$"). Each pound sterling is comprised of 100 pence ("p").

     The Financial Statements of The Dialog Corporation plc are presented in pounds sterling, although a significant portion of the Company's revenues and expenses are denominated in other currencies, primarily in U.S. dollars. Fluctuations in the exchange rates between dollars and pounds sterling could have an adverse effect on the Company's results of operations, particularly its operating margins, and could result in exchange losses. See "Management's Discussion and Analysis of Results of Operations and Financial Condition". For additional information on exchange rates between pounds sterling and the U.S. dollar, see "Exchange Rates" in Item 8 of this Report.

     The following table sets forth certain information with respect to the Midmarket Rate for pounds sterling expressed in dollars per pound sterling. These translations should not be construed as a representation that the pound sterling amounts actually represent such dollar amounts or could be converted into dollars at such rate or any other rate. The Company in the preparation of its Financial Statements included elsewhere herein does not use such rates. See
Note 1 of the Notes to the Financial Statements.

          YEAR ENDED 31 DECEMBER             AVERAGE(1)     HIGH      LOW      PERIOD END
          ----------------------             ----------    ------    ------    ----------
1993.......................................    $1.502      $1.590    $1.418      $1.480
1994.......................................     1.532       1.643     1.460       1.565
1995.......................................     1.578       1.641     1.527       1.553
1996.......................................     1.562       1.711     1.497       1.711
1997.......................................     1.634       1.711     1.578       1.645
1998.......................................     1.658       1.719     1.615       1.664
1999 (through 21 May)......................     1.626       1.664     1.590       1.601

---------------
(1) Represents the average of the Midmarket Rates on the last day of each month during the relevant period. On 21 May 1999, the Midmarket Rate was $1.601 to L1.00.

     The Company's Financial Statements are prepared in accordance with accounting principles generally accepted in the United Kingdom ("U.K. GAAP"). U.K. GAAP differs in certain respects from accounting principles generally accepted in the United States ("U.S. GAAP").

                                     PART I

ITEM 1. DESCRIPTION OF BUSINESS

BACKGROUND

     The Company was incorporated and registered in England and Wales in February 1985 as a private limited company and, in February 1994, reregistered as a public limited company with the name M.A.I.D. plc ("M.A.I.D."). On 14 November 1997, M.A.I.D. plc acquired Knight-Ridder Information, Inc. and Knight-

Ridder Information AG (collectively, "KRII") from Knight-Ridder, Inc. (the "Acquisition"), and the Company name was changed to The Dialog Corporation plc ("The Dialog Corporation"). The Dialog Corporation's registered office is in The Communications Building, 48 Leicester Square, London WC2H 7DB, England, and its telephone number is 011-44-171-930-6900. The Company's web site is www.dialog.com. As used herein, the "Company" refers collectively to The Dialog Corporation and its subsidiaries, including KRII and M.A.I.D., their subsidiaries subsequent to the Acquisition, and to M.A.I.D. and its subsidiaries alone prior to the Acquisition.

     The Company was founded with the objective to develop and operate the first specialized online database of market research reports in response to the needs of the advertising and marketing industries. The first database, delivered via a DOS platform, was developed using M.A.I.D.'s InfoSort indexing system, and launched in the U.K. in October 1985.

     M.A.I.D.'s principal online business information service, Profound, was launched in June 1995 to provide users -- business professionals as well as information specialists such as corporate librarians -- with a powerful, easy to use, personal computer-based tool to search for and retrieve information from over 5,000 diverse content publishers. M.A.I.D.'s information providers include well known market research firms such as Frost & Sullivan, and other sources, such as Dun & Bradstreet Limited, Disclosure Incorporated, Moody's Investors Services and Standard & Poor's Corporation.

     Profound (www.profound.com) was fully integrated onto the Internet in March 1996, when M.A.I.D. took the services inherent in Profound and reengineered them to an open web solution. By adapting the technology to Internet standards and protocols, M.A.I.D. allowed end-users to access high-quality, structured business information utilizing Internet technology.

     The Profound databases are extensively indexed using M.A.I.D.'s proprietary indexing system, InfoSort, a classification system which enables users to search through multiple databases to pinpoint and access relevant information quickly and efficiently. Both the InfoSort technology and the success of the Profound software development program have facilitated the opportunity to customize the Profound service for specific partners. This enables the Company to cost-effectively penetrate new distribution channels based on established customer franchises through strategic alliances with companies such as CompuServe, Fujitsu and AltaVista.

     In August 1997, the Company acquired 70% of Muscat Limited
(www.muscat.co.uk). Muscat's sophisticated linguistic inference technology provides enhanced searching capabilities for the various products being developed by the Company. Muscat's software permits intelligent and natural language queries on unstructured databases, using a probabilistic strategy that matches ideas rather than just matching words.

     On 14 November 1997, the acquisition of KRII was completed and The Dialog Corporation plc was formed. KRII was one of the world's largest providers of online professional information services, with long standing relationships with over 20,000 corporations, government organizations and academic institutions in the U.S. and in over 120 countries worldwide. Through its core business, the U.S.-based DIALOG, Canadian-based Infomart and European-based DataStar services, KRII was a world leader in its core market of providing online services to research libraries in corporate, government and academic institutions. The acquisition of KRII and the subsequent formation of The Dialog Corporation established the Company as a leader in the online professional information industry.

     A suite of powerful information systems, Dialog Select (www.dialogselect.com), was launched in July 1998. This product range was developed for business professionals, and is available via the Internet. A separate product has been developed for ten major market sectors including business, news and media, government, medicine, intellectual property, technology, pharmaceuticals, chemicals, energy and agriculture.

     The launch of the U.K.'s first ever Internet-based government-supported National Exporters Database was also announced in July 1998. It was built as a result of a five-year contract awarded by the British Government's Department of Trade and Industry ("DTI"). The Company, on behalf of the DTI, operates the database (www.tradeuk.com), which utilizes InfoSort indexing technology and Muscat's search engine. On 1 September 1998, the second phase of the service was launched by the DTI, including an automated Export

Sales Leads Service which delivers leads from Foreign Office commercial staff abroad to U.K. exporters via the Internet.

     In August 1998, the Company announced a substantial five-year contract from the British Broadcasting Corporation (BBC). Dialog provides and runs an Electronic News Cuttings (ENC) service, delivering essential information to its staff. The service utilizes the Company's proprietary indexing technology, InfoSort. Articles are indexed to InfoSort standards and customized by Dialog in accordance with existing terms currently used by BBC personnel, thus tailoring InfoSort terms specifically for BBC usage.

     The Company announced, in August 1998, the launch of the GlobalNews Plus news file, incorporating World Reporter. Key to this launch has been the indexing of World Reporter to InfoSort standards, providing GlobalNews Plus users with unlimited access to more than 1,250 newspapers, business magazines and newswires from around the world for a flat fee. World Reporter, the result of a joint venture between the Company, Dow Jones Information Publishing Inc. and FT Business Enterprises Limited, delivers premier business news from emerging and developed economies around the world.

     In October 1998, the Company exercised its option to purchase Responsive Database Services, Inc. ("RDS") for $2.85 million (L1.7 million). RDS develops and produces business information and social science databases that are available to users such as business professionals, public, academic and specialist libraries through online information services, CD-ROM and the Internet.

     The Company strengthened its eCommerce strategy through the acquisition of Write Works Limited in November 1998. Write Works Limited, based in Oxford, England, had developed the U.K.'s first online purchasing and management control system for businesses. Following the acquisition of Write Works Limited, Dialog's business to business eCommerce solution, Office Shopper (www.officeshopper.com), was launched in December 1998. It has a client base of over 150 corporations including TK Max, ISS, EMI Music and ActionAid. The Company acquired 100% of the share capital of Write Works Limited, through a combination of cash consideration and an issue of shares, for a maximum consideration of L6.0 million to be paid over two years.

     In December 1998, the Company announced the launch of LiveIntranet, which incorporates the first automatic indexing solution for corporate desktops. LiveIntranet, a web based knowledge management system, is the first service that allows companies to automatically index and categorize both internal and external knowledge to the InfoSort standard. Company information and external news and information are coded to the same standard terms so that they are easily organized and retrieved by corporate end-users.

COMPETITIVE STRENGTHS

     The Company is a leading provider of Internet-based information, knowledge management, technology and eCommerce solutions to the corporate market with a number of competitive strengths.

     - Strong Revenue Base. KRII's long-standing relationships with information specialists and its historically high subscriber retention rates are complemented by M.A.I.D's strength in the growing end-user market. This provides the Company with a strong presence across both user groups in the online business information services market and an established base of revenues with which to pursue growth in the end-user market.

     - Large Collection of High Value Content. The combination of the Profound, DIALOG and DataStar databases has formed one of the largest collections of high value online information in the world, with over 9 terabytes of information, or 6 billion pages of text and over 3 million image documents. The Company's focus on the provision of high value content is intended to distinguish it from providers of low value, commodity products such as news and stock quotes.

     - High Quality Customer Base. The Company's customer base of leading international corporations includes 100 percent of pharmaceutical, electronics, aerospace, cosmetics and brokerage companies and 90 percent of chemical companies in the U.S. Fortune 500. Additionally, a substantial majority of the world's major management consulting firms are customers.

     - Global Presence. The Company has customers in over 120 countries across the globe and a sales presence, either directly or through an agent, in 39 countries. The Company provides the largest archival service in Europe and the largest English language service in Japan. DIALOG, DataStar, Infomart and Profound services provide the Company's global customer base with online, high value business information from leading content publishers from around the world.

     - Proprietary Technologies. The Company has developed its proprietary InfoSort technology over the last 14 years. It is cutting edge software for the indexing and categorization of unstructured data. Recent development of the technology enables it to be deployed on corporate desktops. Dialog also owns 70% of Muscat, which offers sophisticated natural language search and retrieval software, and uses linguistic inference to search unstructured data to match concepts, rather than simple word matching used by most search engines today. In addition, it owns the eCommerce software inherent in the Office Shopper product. The Company believes that these technologies offer it a significant competitive advantage in the information services, knowledge management, and business to business eCommerce environment.

STRATEGY OF THE DIALOG CORPORATION

     The Company's strategy is to maintain and enhance its position as a leading global provider of Internet-based information, knowledge management, technology and eCommerce solutions to the corporate market. The Company intends to execute its strategy through the following initiatives:

     - Creation of three new operating divisions. The Company recently announced the formation of three new divisions: (i) Information Services Division for the development and expansion of the existing online information business to information professionals and end-users; (ii) Web Solutions and Internet Software Division to license the InfoSort indexing and Muscat search technologies of the Company for corporate knowledge management solutions and for customised special projects such as the DTI and BBC; and (iii) eCommerce Division for the roll out of Office Shopper to facilitate business to business procurement and the licensing of the underlying eCommerce technology to enable businesses world-wide to create storefronts on the Internet.

     - Content. The Dialog Corporation offers one of the most comprehensive and authoritative sources of information available. Content areas include News & Media, Medicine, Business & Finance, Pharmaceuticals, Intellectual Property, Chemicals, Government and Regulations, Food & Agriculture, Science and Technology, Social Sciences, Energy & Environment, and Reference. The Company intends to focus on the provision of high value, specialist content in order to meet customers' requirements and content will not be acquired without analyzing its value to the customer. The Company also reviews the content currently available on its databases to ensure that the provision of that information is being made on a profitable and/or strategic basis. The Company's focus in this area is to provide its combined customer base with additional features and content and progressively to make available all databases on a seamless searching basis, comparable to that which Profound currently offers its users. The Company's InfoSort based indexing technology will enable The Dialog Corporation to integrate new content cost effectively and will avoid the requirement to design, implement and maintain each new database separately.

     - Sales and marketing. The Company pursues a focused and global strategy to sales and marketing. During the period, the sales forces of KRII and M.A.I.D were successfully merged into a new operation serving 39 countries. The requirement for sales offices is driven by the need to win and support customers in key geographic areas. The Company's marketing functions are co-ordinated on a regional basis, with marketing personnel located in regional offices where there is sufficient strategic justification. Regional marketing personnel then support the sales staff within that region. Customer service is a key priority and much of the service, particularly in the areas of general and technical customer inquiries and customer training, has been implemented through electronic systems.

     - New Product Development. The Company continues to develop its product range with new, cutting edge products such as The Dialog Intranet Toolkit, The Intranet Delivery Tool, LiveIntranet, Office

       Shopper, and the licensing of its proprietary technologies. Dialog believes that this strategy will not only broaden its current customer base in the information industry from information professionals to business end users, but will also allow it to penetrate new and rapidly growing markets, such as knowledge management and business to business eCommerce.

     - Budgetary Control. Further steps were taken during 1998 to improve the operational efficiency of the business, such as the move of the U.S. headquarter office from Mountain View, California to Cary, North Carolina. On a global basis, the Company was able to achieve annualized cost savings of $47 million (L28 million), which were greater than original estimates. The appointment of Patrick Sommers in October 1998, to the new post of Chief Operating Officer has strengthened the management team and his focus on the budgetary process has begun to further improve the operations of the business. The Company does not expect to achieve further cost savings during 1999.

     - Pricing. The Company believes that it provides its services at a competitive rate when compared to the pricing of its competitors' services. During the year, changes were made to the pricing structure to simplify the structure and make it more competitive for the end user market. In June 1998, the Company introduced a new pricing structure that eliminated charges for connect time and gave customers the option of flat fee packages. The DIAL (Dialog Interactive Access Language) Unit was launched as a method of calculating charges. A DIAL Unit represents the usage of system resources necessary to execute search commands. It frees the customer from the pressure of connect time charging and ignores activities associated with preparing a search strategy, reading documentation including Bluesheets and Help Sheets, browsing and viewing title lists and search output, configuring and preparing alerts and establishing user preferences. The Company continues to evaluate its pricing strategies, constantly seeking to improve and evolve within its rapidly changing markets.

     - Alliances. The Company continues to seek to increase revenues by expanding its distribution, service and technological capabilities through the establishment of strategic alliances with companies such as Fujitsu, AltaVista and CompuServe. Throughout 1998, Dialog entered three such partnerships, compared to fifteen in 1997, nine in 1996 and four in 1995. The Company believes that these various distribution strategies serve to increase the Company's exposure amongst a wider population of potential users.

     - Technology. Following the Acquisition, the Company believed that the way to make all its databases available to customers on their preferred interface -- i.e. Dialog, DataStar or Profound -- would be via the physical integration of its three main data centres. Further investigation showed that this would be costly and disruptive. The plan was revised to provide the same effective integration through creating connectivity between the various software systems. The highest priority project in this plan involves linking the various products to a unified customer database. The integration of the rest of the accounting and billing systems will then be started.

     Non-core businesses. During the year, the Company sold its stake in NewsEdge, Inc. and Easynet Group plc. The proceeds of L7.1 million, net of associated disposal expenses, were used to pay down corporate debt. On February 2, 1999, the Company announced the disposal of the CARL Library systems and the UnCover document delivery service for $2.25 million (L1.4 million).

PRODUCTS AND SERVICES

     The merger of M.A.I.D and KRII in November 1997 added the DIALOG and DataStar products and associated services to the Company's existing product range. With the introduction of the three new divisions, the (i) Information Services Division, (ii) Web Solutions, and (iii) eCommerce Division, the combined group's operations are comprised of the Online Services, Internet Services, Intranet Services, as well as other technology and business to business products and services.

INFORMATION SERVICES DIVISION -- ONLINE SERVICES

     DIALOG, which was launched in 1972, was a pioneer online information service and is one of the world's largest commercial online information services, with a powerful and precise search capability. The service provides users with access to almost 600 databases, including the full text of over 7,500 publications, from a broad range of disciplines.

     Profound is an online business intelligence service, which enables users to access online a variety of information, including market research reports, breaking and archived business news, company statistics, brokerage research, economic analysis, and up-to-date stock market and commodity prices. Users may also automatically track companies, industries or issues by predefined search criteria, through a Custom Alert feature. Furthermore, the service incorporates Incremental Viewer technology, developed and patented by the Company, which allows the user to view and utilize the first part of a document whilst the remainder is downloading, thus saving time and cost. Profound also utilizes The Dialog Corporation's proprietary data indexing technology, InfoSort, which allows fast, accurate and seamless searching across all Profound databases.

     DataStar is one of Europe's leading online business information services. Users may access over 300 databases, covering areas such as business and finance, intellectual property, law, government, news, reference and medicine. In particular, DataStar contains an extensive collection of pharmaceutical and European Union legislative information.

     Infomart is a Canadian-based online service, which is provided by a joint venture with Southam, Inc. Infomart customers have access to over 90 news and business databases, primarily containing Canada-specific information.

INFORMATION SERVICES DIVISION -- INTERNET SERVICES

     DIALOG Web (www.dialogweb.com), launched in 1997, provides Internet access to the full range of DIALOG databases. It is designed to enable information professionals to utilize the power, precision and full functionality of DIALOG using the DIALOG command language through a user-friendly Web interface, with built-in help options.

     DIALOG Select (www.dialogselect.com), launched in 1998, provides a Web-based, easy-to-use guided search service with access to over 300 of the most popular DIALOG databases. The DIALOG Select search parameters were designed to mimic traditional Internet search engines and enable the end-user to retrieve information by keyword, title, author, journal, company name or other selected criteria, eliminating the need for training and prior online searching experience. The service is designed to address the specific information needs of professional end-users in the high-tech, pharmaceutical, legal, consumer product, and media industries.

     DIALOG Classic (www.dialogclassic.com), also launched in 1998, provides high-speed access to classic Dialog using an internet browser. Searchers are connected to the Dialog mainframe Web server, providing them with direct access to the extensive content and functionality of classic Dialog.

     Profound (Internet) (www.profound.com), launched in 1996, enables users to access the Profound databases over the Internet, via an easy-to-use Web-based interface which lends itself in particular to the end-user market. The Custom Alert feature is included in this version of the product. Profound also provides a feature known as Portfolio. Portfolio enables end-users to set up a portfolio of stocks in publicly quoted companies and receive an update as to the value of such portfolio as often as requested. In addition, the Portfolio template allows end-users to conveniently access the latest news and research associated with each of their stock holdings or companies of interest by providing icon-based links to other Profound databases.

     DataStar Web (www.datastarweb.com), also launched in 1996, enables Internet-based basic and advanced level searching of the DataStar databases, specializing in information about and for Europe. This service may also be integrated into an organization's intranet.

INFORMATION SERVICES DIVISION -- INTRANET SERVICES

     LiveIntranet, launched in December 1998, is a web-based knowledge management system, and the first service that allows companies to automatically index and categorize both internal and external knowledge to the InfoSort standard. Company information and external news and research are indexed to the same terms so that they are easily organized and retrieved by corporate end-users. Live and archived news and online databases can be incorporated with internally generated information. Businesses using external news services can also specify intra-day updates as well as daily news reporting. Users can add commentary to external data -- adding value to information before it is disseminated. The new service greatly facilitates the sharing of knowledge across the entire enterprise, in a way that is designed exclusively for the customer. Aimed at companies with an existing Intranet infrastructure, the service includes consultancy as well as sophisticated indexing technology, which enables intelligent searching and sharing of information.

     Dialog Intranet Toolkit, launched in February 1999, gives information professionals the ability to build custom search and information sites on their corporate Intranet, providing tailor-made information resources to departments, workgroups or individuals through the organization. The software enables the information professional to create interfaces either by using templates and search forms provided by the Company or by creating their own search forms. Complex search commands, which leverage the information professional's search expertise and knowledge of Dialog's wealth of content, remain hidden to the end user. The fact that the service is fully customizable means that the information professional is able to determine how and where information is available to users throughout the organization. The same Intranet site may be developed further to point to other information resources internally, such as the company's own databases or externally, on the Internet.

     Intranet Delivery Tool, launched in April 1999, is a major enhancement to the Dialog Intranet Toolkit that enables information professionals to share Dialog's customized current awareness alerts and interactive search results with the entire organization over the corporate intranet. With the addition of the Intranet Delivery Tool, organizations can also create Intranet sites to display customized Dialog Alerts and interactive search results. Dialog data can be categorized according to its application, such as company and competitor news, industry headlines, or research and development. The Delivery Tool provides a design template for the intranet site, or information professionals can design their own site by modifying those templates. The sites can be incorporated into other search sites created with the Intranet Toolkit or can be linked back to those areas for additional information. Once the site is set up, information professionals can take advantage of Dialog's powerful search engine to create searches that pinpoint the exact information needed. Alert and search output can be distributed from the products that support the Dialog command language.

     DIALOG@Site provides enterprise-wide access to the current DIALOG OnDisc CD-ROM collection, via an Internet browser. Some customers prefer the option of receiving information in CD-ROM format rather than online, because they are able to provide access to information for very large numbers of internal users from a centrally controlled resource. As the content is loaded behind the company's firewall, rather than via the Internet, security risks are minimized. Subject areas include business, science and technology, medicine, and law.

INFORMATION SERVICES DIVISION -- OTHER PRODUCTS AND SERVICES

     Profound LiveWire is a news alerting service, launched at the end of 1996, which applies InfoSort technology to 28 newswire feeds, allowing real-time news, relevant to a user's predefined criteria, to be delivered automatically to their desktop. All incoming newswire documents are matched against the end-user's profile. When a match is found, the document is sent to a server on the customer's site, which then notifies a program running on the end-user's PC. The user may configure this program to scroll all incoming stories in a small window on the top of the screen, in a format similar to that of a ticker feed. The data is indexed to InfoSort standards, so the user will only receive relevant information. Profound LiveWire thus enables individuals to receive their personal, live newsfeed to track the stories, issues and events that most affect their business.

     DIALOG Direct is an interactive document delivery service that provides organizations with tables of contents and full-text articles from key medical, pharmaceutical, and agrochemical industry publications. These items are delivered simultaneously to a pre-defined email distribution list within an organization, so enabling timely access to key information.

     DIALOG OnDisc is the CD-ROM product line, offering over 85 titles for both information professionals and end-users in the fields of biomedicine, science and technology, and business and finance.

     DIALOG and DataStar Alerts are current awareness services that automatically alert users to new information on subjects specified by them, and then deliver the results via email, fax, or regular mail to designated recipients.

     The Library is an open access virtual library -- an essential reference tool for users of information products from The Dialog Corporation. The service provides access to a variety of materials including newsletters, product guides, database specification sheets and subject guides. The Library is a free, web-based service, which is accessed via The Dialog Corporation's website.

WEB SOLUTIONS DIVISION

     Dialog's Web Solutions strategy leverages our proprietary technologies, and strategic alliances with leading global companies in the provision and distribution of knowledge management and Internet technologies.

     InfoSort is the Company's proprietary indexing technology. It is a powerful information management system that automatically and electronically reads documents and automatically assigns index categories by identifying key topics. Controlled indexing terms are created using the same categorization terms, rule bases and thesauri, and then applied to documents across multiple databases from multiple sources. InfoSort technology creates multi-dimensional "virtual links" between articles, files, reports, e-mails, letters and other documents so searches can be executed across the full spectrum of information sources that embody an organization's "knowledge". Typical searches of large databases yield thousands of matches because most search strategies are based on matching a specific word to words within target documents or abstracts. InfoSort makes it possible to search by a subject -- as opposed to matching single words -- by indexing documents based on analysis of their content. InfoSort can be deployed on a corporate intranet, making it possible for users to index new documents as they are created or acquired, using terminology unique to their organization. The end result is that users are immediately able to find precisely the information they require, empowering organizations to capitalize on information and knowledge.

     Muscat is a subsidiary of the Dialog Corporation located in Cambridge, U.K. Muscat's flagship product is a sophisticated search engine that uses a probabilistic strategy that goes beyond matching words; it matches ideas. Muscat analyses search terms to identify "concepts of interest." It then applies the concepts it has discerned to all the information sources that can be accessed -- intranet databases, web sites, external information sources -- and suggests new "concepts" to help users find important related information.

ECOMMERCE DIVISION

     Dialog's eCommerce strategy leverages the Company's leading global market position in the provision of on line data, as well as extensive service and technology strengths in electronic data indexing, searching, retrieval and alerting systems.

     Dialog OfficeShopper is a business-to-business eCommerce solution, which offers corporations the ability to purchase office supplies at competitive prices through their corporate intranet and effectively manage purchasing costs. Dialog OfficeShopper features an enhanced user friendly interface and search capabilities, making business purchasing quick and easy. The system comprises a database of user details including spend limits and preferences, and details of more than 150,000 products from over 80 suppliers, a functionality to provide budget comparison and invoice status and an interface which enables the user to search for goods and purchase online.

     The following table shows net sales of Dialog by operating division in each of the three years ended 31 December 1996, 1997 and 1998:

                                                                      NET SALES
                                               --------------------------------------------------------
                                                     1996                1997                1998
                                               ----------------    ----------------    ----------------
                                                  L                   L                   L
                                               MILLION      %      MILLION      %      MILLION      %
Information Services Division................   21.4      100.0     43.9       95.2     165.3      96.8
Web Services Division........................     --         --      0.4        0.9       4.0       2.3
eCommerce Division...........................     --         --       --         --       0.1       0.0
Other(1).....................................     --         --      1.8        4.0       1.4       0.8
                                                ----      -----     ----      -----     -----     -----
          Total..............................   21.4      100.0     46.1      100.0     170.8     100.0
                                                ====      =====     ====      =====     =====     =====

---------------
(1) The "Other" category relates to royalties earned from the provision of hotel Internet access.

CONTENT

     Agreements with Content Providers. The Company continually seeks to expand its databases through contracting with third party sources of information and developing the Company's own proprietary databases. The Company's agreements with third party information publishers generally run from three to five years and are automatically renewed for succeeding one year terms unless terminated by the Company or the information publisher.

     Royalties are paid to information providers in accordance with content license agreements. For a significant portion of Dialog's databases, the royalty obligation presently is determined as a function of net revenues (generally, net of discounts, including reseller or distributor discounts, and allowance for doubtful accounts) received by Dialog. In certain other instances, the royalty payment calculation is tied to gross usage of the provider's database. The Dialog Corporation is seeking to move to contracts which facilitate the sales of fixed price and intranet deals.

     Pricing. In markets other than the U.S., Profound subscribers typically pay $10,000 for the fully featured version of Profound, as well as usage fees that are based on the quantity and quality of chargeable data downloaded. In the U.S., the Profound subscription fee varies from $3,500 to $10,000 per year, depending on the level of services purchased. The $10,000 subscription fee entitles Profound customers to full, unrestricted access to all Profound databases and features; an unlimited number of actual users per physical site; use of the Company's groupware software programs; and on-site training and technical assistance. Subscription fees are typically billed annually in advance, while usage fees are billed monthly by the Company to the subscriber. Profound also enables the coding of usage fees to a particular user, to assist the subscriber in tracking such fees. U.S. Profound subscribers who pay annual fees of less than $10,000 per year receive a portion of the benefits of the full Profound subscription.

     Pricing for the Dialog product range is primarily based on "pay-per-view" basis, with a $75 monthly minimum. Charges are incurred based on output, search time costs measured in DIAL Units, as well as telecommunications charges. A DIAL Unit represents the usage of system resources necessary to execute search commands and DIAL Unit prices vary by database.

     The DataStar product has traditionally been priced on a "pay-as-you-go" basis, with fees tied to the type and volume of chargeable data downloaded, and the time a user is connected to the mainframe computer. Subscribers also pay a minimal annual fee for password, documentation and basic training courses.

     In recent years, a trend has developed for subscribers to any of Dialog's Services to pay under fixed-price arrangements. The Company is now offering such packages to customers, whose expenditure patterns may be taken into consideration when determining a fixed-price contract. The Company also enters into fixed-price agreements with customers utilizing its intranet services. Approximately 30% of Dialog's revenues are now derived from fixed fee contracts.

ALLIANCES/INVESTMENTS

     In addition to its wholly owned operations and subsidiaries, the Company is engaged in joint ventures and has entered into a number of investment, development, and distribution arrangements, designed to increase its market penetration and enhance its content databases, as follows:

JOINT VENTURES

     Frost and Sullivan -- July 1997 -- An agreement was signed with Frost and Sullivan to form a 50:50 joint venture company, Frost & Sullivan Electronic Distribution LLC, which owns electronic distribution rights to Frost & Sullivan material. As part of the venture, the Company will provide Frost & Sullivan with the technology necessary to apply InfoSort indexing to all its material at source.

     KMK DigiTex Ltd. -- October 1996 -- KRII created KMK Digitex with Maruzen Company, Ltd. and Kinokuniya Company, Ltd., the companies that had previously acted as the distributors for DIALOG in Japan. The Company owns 52 percent of KMK, which provides sales, marketing, customer support and certain financial functions on behalf of the Company in the Japanese market.

     Infomart DIALOG Ltd. -- January 1994 -- Infomart was established in Canada as a 50:50 joint venture between KRII and the Southam Corporation, Inc., which is controlled by the Hollinger Corporation. IDL operates the Infomart online service and acts as the Company's sales agent in the Canadian market.

INVESTMENTS

     Muscat Limited -- August 1997 -- The Company acquired a 70 percent interest in Muscat, an information retrieval technology company, whose software enables intelligent and natural language queries of unconstructed and constructed databases. The Company will use this software to enhance the existing capabilities of various products.

     Fourth Communications Network Inc. -- February 1997 -- The Company transferred its hotel Internet access technology (and existing hotel contracts) to 4th Network and became their agent in Europe. In consideration, 4th Network issued to the Company shares in 4th Network, providing the Company with an ongoing stake in the global hotel Internet business. The Company has been closely monitoring its investment in 4th Network, which had been expected to achieve an IPO or alternative significant fund raising. As this has not occurred, the Company has determined that it would be prudent to write down 50 percent of its investment, creating an exceptional charge of $2.8 million (L2.3 million) in 1998.

     World Reporter -- September 1996 -- KRII entered into an agreement with Dow Jones Information Publishing Inc. and F.T. Business Enterprises Ltd. to develop and maintain an electronic database containing information from major newspapers, news magazines and trade publications across the world. This information resource is known as World Reporter and is distributed independently through the partners' respective electronic information services.

     Market Intelligence Research Corporation, trading as Frost &
Sullivan -- April 1996 -- KRII invested $8.1 million in a 14.98 percent shareholding in Frost and Sullivan, which enabled Frost & Sullivan to expand its range of research reports. In connection with this investment, the Company secured key market research for inclusion in its databases. The Company currently has an option to acquire all the outstanding equity of Frost & Sullivan. This option is exercisable on certain fixed dates between now and May 2000 at a price which is a fixed multiple of Frost & Sullivan's prior year's revenues.

     Easynet Group plc -- February 1996 -- An agreement was signed whereby Easynet became a preferred ISP to the Company in the U.K. and France. The Company also acquired an equity stake in Easynet, which represented approximately 10.4 percent of that company's outstanding equity as of 31 December 1997. The Company disposed its stake in Easynet Group plc, yielding net proceeds of L3.2 million in May of 1998.

     Teltech Resource Network Corporation ("Teltech") -- August 1995 -- KRII made a minority investment in Teltech, a privately-held information service company with its headquarters in Minneapolis,

Minnesota, which specializes in on-demand research and knowledge management consulting services. As at 31 December 1998, the Company owned approximately
15.2 percent of the outstanding equity of Teltech.

     Responsive Database Services Inc. ("RDS") -- April 1994 -- KRII agreed to provide funds to RDS, a privately-held start-up database production company founded by the former president of Predicast, one of the pioneers of the online industry. The firm produces two databases for the Company: Business & Industry and Best Management Practices. In October 1998, the Company exercised its option to purchase RDS for cash of $2.85 million (L1.72 million). The Company has historically provided all the financing for RDS and has consolidated its results within the group financial statements. Since January 1998, RDS has generated sufficient cash inflow to fund all its operations. Goodwill of $2.85 million arising as a result of this transaction will be capitalised and amortised to the profit and loss account over a twenty five-year period.

     Individual, Inc. ("Individual") -- September 1993 -- KRII acquired a minority stake in Individual, a publicly traded information service company, which specializes in providing personalized alerts based on news databases and whose services are delivered via the Web, e-mail or fax. As of 31 December 1997, the Company owned approximately 5.48 percent of Individual's outstanding common stock. In February 1998, Individual, Inc. was renamed NewsEDGE Corporation, following its merger with Desktop Data Inc. On 6 May 1998, The Dialog Corporation disposed of its investment in NewsEDGE Corporation for net proceeds, after associated expenses, of $6.5 million (L3.9 million).

TECHNOLOGY DEVELOPMENT ARRANGEMENTS

     AltaVista Company -- April 1997 -- The Company announced an agreement with AltaVista Company, for the Company to integrate its proprietary InfoSort indexing mechanism with AltaVista search technology.

     Thorn -- July 1996 -- The Company signed an agreement with Thorn Business Communications to provide hotel chains across Europe with high-speed, in-room television Internet services. Further to developing this service, the Company transferred its hotel Internet access technology and existing contracts to Fourth Communications Network Inc. in February 1997. See "Investments," above.

     Adobe -- In February 1995, M.A.I.D entered into an agreement with Adobe Systems, Inc. ("Adobe") under which M.A.I.D licensed Adobe's Acrobat software for inclusion in Profound. Data accessible under Acrobat is identified by a symbol on the screen. Acrobat allows the data to be viewed and downloaded in its original format, rather than in a simple text format. This is particularly valuable for reports and other data including tables, charts and other graphics, since presentation in text only format often jumbles the columns and rows of most tables and charts and otherwise mixes up graphics, making them hard to comprehend and losing the sense of the original document.

DISTRIBUTION AGREEMENTS

     IFG Technology and Development -- September 1998 -- The Company announced an agreement with IFG Technology and Development plc, whereby The Dialog Corporation is to deliver a customised business information service for users of the BusinessGOLD service in Ireland and the U.K.

     Fujitsu -- April 1997 -- The Company announced an agreement whereby Fujitsu would take over sales and support of the existing range of Profound products in Japan through its G-Search subsidiary. Additionally, the Company, Fujitsu and G-Search will co-operate on future research and development of services for the consumer market.

     CompuServe -- November 1992 -- KRII signed an agreement to provide two DIALOG products, Knowledge Index and a Newspaper Archive to CompuServe. In addition, CompuServe has marketed and branded information from DataStar since 1994.

     In March 1996, the Company and CompuServe signed an agreement to provide an Internet-based business information service, branded and marketed by CompuServe to its members and to users of the Internet. The service, part of CompuServe Interactive (CSI), was designed to allow users to track investments, U.S. company information and news events in a personalized, automated format. In September

1997, the Company announced an agreement to develop a customized online business information service for CompuServe users in the U.K.

     Telebase -- December 1987 -- KRII signed an agreement whereby Telebase agreed to resell information from DIALOG to the users of its information services over multiple channels including Telebase EasyNet, AT&T EasyLink, CompuServe, InfoCue (via Nifty in Japan) and the EasyNet Web service.

     West Publishing -- August 1985 -- KRII signed an agreement with West Publishing to provide access to selected DIALOG databases under the DIALOG brand to Westlaw subscribers. Beginning in 1991, DIALOG provided a customized interface, which Westlaw has sold to its customers under the brand "DIALOG on Westlaw".

SPECIAL PROJECTS

     Department of Trade and Industry -- March 1998 -- The Dialog Corporation was awarded a five-year contract by the U.K. government's Department of Trade and Industry, to build and operate an online export sales lead service. This service incorporates an online leads matching service enabling business opportunities, identified by the U.K.'s Foreign & Commonwealth Office (FCO) posts around the world, to be brought to the attention of potential U.K. exporters. The service also includes a database of archived export sales leads for U.K. companies to search for opportunities abroad. In addition, subscribers will be able to access additional data relevant to export activity, such as company news and country information.

     British Broadcasting Corporation -- August 1998 -- the Company announced a substantial five-year contract from the British Broadcasting Corporation (BBC). Dialog provides and runs an Electronic News Cuttings (ENC) service, delivering essential information to their staff. The service utilizes the Company's proprietary indexing technology, InfoSort. Articles are indexed to InfoSort standards and are mapped to existing terms currently used by BBC personnel, thus tailoring InfoSort terms specifically for BBC usage.

INDUSTRY, MARKETS & CUSTOMERS

     The online information services industry provides users with access to information that is obtained from multiple content providers. Online services can be divided into two categories: (i) consumer services, which are aimed at providing low cost or free services such as stock quotes or briefings to a variety of end-users; and (ii) business services, which are aimed at providing high value information such as market research and corporate data to business end-users.

     The online services industry is rapidly expanding as service providers are increasing their ability to provide quick, accurate and efficient access to data as the demand for information from businesses throughout the world is increasing. The demand for online business information services is also being driven by a shift away from traditional print media towards electronic media as an information source. Within the professional research services segment of the industry, information specialists such as the corporate librarian have historically been targeted and have accounted for the majority of segment revenues. Information specialists have historically received training to use the various research services available due to the different and complex proprietary command languages, capabilities and content of each service.

     Today, the online research segment of the market for online services is undergoing a fundamental change as the target user has been expanded beyond information specialists to business end-users, who require services through their desktop personal computers. A number of factors have contributed to this shift including a rapid increase in the number of personal computers, the development of "user-friendly" interfaces and increased computer literacy of business professionals throughout the world. In addition, the availability of modems and Internet access is anticipated to increase as greater numbers of hardware manufacturers include these devices as standard features of the personal computers, which they supply. This, in turn, is expected to result in an increase in the number of business end-users who can be reached directly by online services. The total number of end-users is also expected to increase as online service providers begin offering services through corporate intranets, thereby gaining access to a potentially captive audience. Intranets, which are effectively private Internets operated by corporations, utilize the same distribution and display protocols as used in Web browser environments. According to industry sources, the size of the intranet market is also increasing with an estimated 56% of all U.S. companies already having an installed intranet in 1996 and an additional 26% intending to install an intranet in 1997. As a result, the number of customers who subscribe to an online business service has substantially increased in the last several years and is expected to continue expanding for the foreseeable future.

     There are a number of different online service providers ranging from small niche providers, which generally provide low value, commoditized information, to large companies, including certain content providers, which provide high value information. The Internet has facilitated the entry of small providers and the direct provision of content by data sources, particularly by eliminating the need for a customized delivery mechanism. This, in turn, has increased price competition in basic business information such as news headlines and stock quotes, which are increasingly available at low or no cost. Significant differentiating factors between service providers in the business segment of the market are the ability to provide a breadth of information that is aggregated from high quality sources and the ability to provide this information through an intuitive, flexible, easy-to-use, cost effective delivery system. According to industry sources, large corporations, which already spend over $20 billion in the aggregate on information, have historically selected a limited number of suppliers, preferring to deal with known aggregators and are expected to continue using the large service providers.

     At 31 December 1998, The Dialog Corporation had over 20,000 corporate clients in 120 countries. The number given for corporate clients is a figure for site subscriptions and can represent anything from a single user to a site with hundreds of users.

     As of 31 December 1998, approximately 50 percent of the 100 largest U.K. corporations (as measured by the Financial Times Stock Exchange index) were clients of The Dialog Corporation. As of 31 December 1998, over 50 percent of the U.S. Fortune 500 corporations were clients of the Company. Within the U.S. Fortune 500, 100 percent of pharmaceutical, electronics, aerospace, cosmetics and brokerage companies and over 90 percent of chemical companies are customers. Additionally, a substantial majority of the world's major management consulting firms are customers.

     Within each corporate client, there is generally a large potential group of users of The Dialog Corporation's products, representing a significant number of potential users within the Company's existing customer base.

SALES AND MARKETING

     The Company markets its services through direct sales forces in 39 offices and through 24 independent sales representatives/agents around the world.

     As of 31 December 1998 the Company's sales force consisted of approximately 351 full-time sales, marketing and customer support staff in 39 offices worldwide. The telemarketers contact potential customers by telephone to explain the products and qualify customer leads which are then given to the salespersons for personal follow up. The salespersons are responsible for calling on potential customers and obtaining new subscriptions to the products. Once a field salesperson has procured a new customer subscription, that client is assigned to an account manager, who ensures that the client receives any needed technical support (on-site if requested by a client) and seeks to expand the number of individual users and the amount of usage within the client organization. Field sales personnel are paid a minimum base salary and are otherwise compensated on a commission basis for new subscriptions. Telemarketers are compensated by a base salary and commissions based upon qualified leads that subscribe to DIALOG, DataStar or Profound products. Account managers are compensated with a base salary and commission based upon re-subscription targets and usage fees generated from the accounts they manage.

     Independent sales representatives/agents are compensated on a commission calculated as a percentage of subscription and usage fees from clients they recruit or clients who resubscribe. Independent sales representatives also provide client service directly to the clients in their territory.

TECHNOLOGY AND PRODUCT DEVELOPMENT

     During 1998, as predicted, the demand for new or enhanced products was strongest for those delivered through the Internet and corporate intranets. Dialog released several new versions of its Dialog product range, including DialogSelect, with an increased emphasis on specialised vertical market offerings, DialogWeb, DialogClassic, Dialog@Site, as well as The Dialog Intranet Toolkit and Intranet Delivery Tool.

     InfoSort. The Company believes that the technology that led to M.A.I.D.'s strong position in the online business information industry was primarily InfoSort. InfoSort is an indexing system, which ensures a uniform, reliable and precise means of retrieving information from many different sources. InfoSort is described in more detail in the Products and Services section. The acquisition of KRII brought many new subject areas and databases that can benefit from this system, as well as ongoing software research projects, which are very relevant to this field. The Company regards the intelligent use of indexing and categorization software as one of its chief strengths. As software products are developed to make the best use of data on individual networks, there are now opportunities to sell this technology in addition to information. There are further plans to sell database, indexing and categorization products, which complement the vast amount of data that the Company can distribute from its data centers.

     Muscat. The Company's awareness of the importance of new information retrieval technologies led it to acquire a majority interest in Muscat in August of 1997. Muscat's database search engine, with leading-edge probabilistic retrieval technology, is now a powerful tool that can be utilized to add value to the Company's range of products.

     Internet. The convergence of the online information industry technologies with those of the Internet created a period of very rapid change for The Dialog Corporation and all of its competitors. In 1996, Profound was the first major online service to be fully migrated to the Internet. Further development utilizing this technology was a key strategy for the Company in 1997, and continued throughout 1998 with product enhancements for many of its Internet based services. The Company continues to develop its range of Internet product offerings.

     Intranets. One area in which the Company concentrated its research and development efforts was in intranet products, launching LiveIntranet in 1998. Intranets use the same communications protocols and user interfaces as the Internet -- services are accessed via ordinary browsers -- but avoid the need to transmit information over public networks. This can instantly remove the speed of access issues that are the biggest weakness of the Internet.

     Knowledge Management. In order to focus resources on the rapidly growing knowledge management market place, The Dialog Corporation has recently created a separate Web Solutions division to concentrate on this area. It will further develop knowledge management products such as LiveIntranet, and will also look at other ways of packaging the Company's categorization, indexing and search technologies -- primarily its proprietary InfoSort and Muscat technologies -- as the Company anticipates further benefits from the integration of these two technologies. The Company also markets InfoSort and Muscat to companies directly.

     eCommerce. The Company continues to develop its business to business eCommerce product Office Shopper, adding Muscat search technology. The Company anticipates the launch of a U.S. version of Office Shopper in 1999. It is believed that this is a rapidly growing market, offering significant opportunities for Dialog.

     The search engines for DIALOG and DataStar provided highly complex search capabilities for information specialists worldwide. In recent years, the open system environment had permitted the development of end-user products designed for business professionals and scientists. Some of these products were initially developed for a Windows interface and all of these are now available on the Web. These services enabled users to search the complex KRII databases more quickly and easily.

DATA CENTER AND TELECOMMUNICATIONS LINKS

     Data Centers. The Company's data is now stored in four data centers around the globe: Palo Alto, California; Slough, England; Bern, Switzerland and Ottawa, Canada. The Palo Alto and Bern centers are leased directly by the Company and the equipment is owned and operated by the Company. The Slough facility is owned and operated by a third party, as is the Ottawa center, which supports the Infomart service. The data centers all have the capacity to service substantially more simultaneous users than the Company currently services at this time. The Company's goal is to maintain sufficient excess capacity to provide adequate time for the Company to add additional capacity in the event of a substantial sudden increase in data storage and usage. No assurances can be given that the Company will be successful in this effort.

     The largest data center is located in Palo Alto, and contains Halon fire suppression, dual power feeds from two grids, and is further protected by a diesel power generator.

     The Slough facility also contains Halon fire suppression and air conditioning and is further protected by an uninterruptible power supply system. The Company obtains electrical power from a local source, as well as the British National Grid, and as an additional back-up, maintains battery-powered electrical facilities which would allow it to maintain operation for at least 30 minutes in the event that no power was available. Software and related files are backed up regularly and stored in a secure location off-site to be available in the event of a system failure.

     Telecommunications Links. Several major international information networks such as British Telecom, MCI Communications Corp., GLOBALONE, IBM, and CompuServe carry the Company's services. Through these networks, using an appropriate personal computer and a modem, end users virtually throughout the world can dial a local number to connect to the Company's systems.

INTELLECTUAL PROPERTY AND PROPRIETARY RIGHTS

     The Company considers its InfoSort indexing system, Muscat and DIALOG search engines to be critical to its future success. The Company regards its InfoSort indexing system and related software, its Muscat intelligent search engine software, and its DIALOG search engine and related software, as proprietary. It relies primarily on a combination of statutory and common law copyright, trademark and trade secret laws, customer licensing agreements, employee and third-party nondisclosure agreements and other methods to protect its intellectual property and proprietary rights. The Company has been granted a patent on the Incremental Viewer feature of its Profound service, and in addition, there are several patents pending, primarily relating to its InfoSort technologies. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use the Company's proprietary rights without authorization, or to develop similar technology independently. Furthermore, the laws of certain countries in which the Company makes its products and services available do not protect the Company's intellectual property rights to the same extent as the laws of the U.K. and the U.S. The Company generally does not include in its software any mechanisms to prevent or inhibit unauthorized use, but requires the execution of a license agreement, which permits use of the Company's products by registered customers. If misappropriation of the Company's proprietary rights were to occur to any substantial degree, the Company's results or operations could be materially adversely affected. There can be no assurance that the Company's means of protecting its proprietary rights will be adequate.

     While the Company is not currently engaged in any litigation or legal proceedings with respect to its intellectual property, there can be no assurance that third parties will not claim the Company's current or future products infringe on the proprietary rights of others. The Company expects that software developers increasingly will be subject to such claims as the number of products and services in the online information services industry grows. Any such claims, with or without merit, could result in costly litigation or might require the Company to enter into royalty or licensing agreements. Such royalty or license agreements, if required, may not be available on terms acceptable to the Company or at all.

     In addition, the Company has historically generated only a small amount of data itself, and has relied almost entirely upon the licensing of data from third party providers. The Company's right to use and distribute information through its online services depends almost entirely on the rights of its third party providers to license such information. There can be no assurance that third parties will not claim that the Company's current or future products infringe on the proprietary rights of others. The Company expects that software developers and online information providers increasingly will be subject to such claims as the number of products and services in the online information services industry grows. Any such claims, with or without merit, could result in costly litigation or might require the Company to enter into royalty or licensing agreements or pay amounts in respect of past usage. Such royalty or license agreements, if required, may not be available on terms acceptable to the Company or at all.

     The name "Dialog" and all Dialog product names, including, but not limited to, "InfoSort", "Profound", "Profound for Intranets", "Profound LiveWire", "DataStar", "DialogClassic", "DIALOG Web", "DIALOG Select", "DataStar Web", "DIALOG@Site", "DIALOG Direct", "DIALOG Direct", "DIALOG OnDisc", and "SourceOne", "LiveIntranet", "Dialog Intranet Toolkit", "Dialog Intranet Delivery Tool", "Office Shopper", "Muscat", are trademarks of the Company. Applications to register certain of these marks have been filed in certain countries, including Australia, Canada, Germany, Great Britain and the United States. Some of such applications have matured to registrations. All other trademarks or registered trademarks used in this Report on Form 20-F are the property of their respective owners.

COMPETITION

     The business information industry is intensely competitive and is characterized by rapid technological change. The industry includes both extremely large and well-capitalized companies as well a smaller competitors. The Company is a leading international supplier of online information. Nevertheless, the Company competes or may compete directly or indirectly with the following competitors in its three operating divisions. In its Company's Information Services Division, the Company competes or may compete directly or indirectly with (i) news and information providers such as Dow Jones & Co., Inc., Reed Elsevier plc, Pearson plc and Reuters Ltd.; (ii) market data or services companies providing near real time quotes and news; (iii) traditional print media companies that are increasingly searching for opportunities for the online provision of news, including those seeking to establish world wide web (the "Web") sites on the Internet; (iv) third party providers of software that allows end-users to aggregate and filter a variety of information services, such as NewsEDGE Corporation; (v) providers of network-based software systems such as Microsoft Corporation which could, in the future, ally with competing news and other information providers; (vi) information services companies that provide information regarding particular industry segments, such as Ovid Technologies, Inc. with respect to biomedical data, STN International with respect to chemical data, Questel-Orbit with respect to intellectual property data and El Village with respect to engineering data; and (vii) to a lesser degree, consumer oriented online services such as CompuServe, America Online, Inc. and Prodigy Services Company. In its Web Solutions and Internet Software Division, the Company competes or may compete directly or indirectly with companies such as Inktomi, Verity, and Autonomy. In its eCommerce Division, the Company competes directly or indirectly with OfficeDepot.com, OfficeMax.com and Viking Direct plc.

EMPLOYEES

     As of 31 December 1998, the Company had a total of 904 full-time employees, of which 240 were based in the U.K., 428 were based in the U.S. and 236 were based throughout the rest of the world. The Company's future success depends in significant part on the continued service of its key management, sales, product development and operational personnel and on its ability to continue to attract, motivate and retain highly qualified employees. Competition for such personnel is intense and there can be no assurance that the Company will be successful in attracting, retaining or motivating key personnel. None of the Company's employees, other than those in France, are represented by a collective bargaining organization and the Company has never experienced any work stoppages.

                                  RISK FACTORS

     This Report on Form 20-F contains forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those contemplated by such forward-looking statements, including the factors set forth herein and elsewhere in this Report. See "Item 1: Description of Business" and "Item 9: Management's Discussion and Analysis of Financial Condition and Results of Operations". Although the Company believes that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate, and therefore, there can be no assurance that the forward-looking statements in this Report will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by the Company or any other person that the objectives and plans of the Company will be achieved.

HISTORY OF LOSSES; ACCUMULATED DEFICIT; FUTURE OPERATING RESULTS UNCERTAIN

     The Company has incurred net losses in four of the last five fiscal years. As of 31 December 1998, the Company had an accumulated deficit of approximately, on a U.K. GAAP basis, L249 million. There can be no assurance that the Company will be profitable on a quarterly or annual basis in the future. The Company's limited operating history and the relative immaturity of its markets, together with the factors described under "-- Fluctuations in Operating Results," make the prediction of future operating results impossible. The Company's past financial performance should not be considered indicative of future results. Although the Company has experienced usage growth in recent periods, there can be no assurance that the Company's revenues will continue to increase or will not decrease. Future operating results will depend on many factors, including the growth of the market for the Company's products and services, demand for the Company's products and services, the level of competition, the Company's success in expanding its sales force and the ability of the Company to develop and market new products and product enhancements and to control costs, as well as general economic conditions. See "Management's Discussion and Analysis of Consolidated Financial Condition and Results of Operations."

FLUCTUATIONS IN OPERATING RESULTS

     Operating results may fluctuate as a result of many factors, including the announcement, introduction and acceptance of new products, services and enhancements by the Company and its competitors, the relative mix of new subscription revenue compared to usage fees, royalty rates payable to data sources, the relative mix of subscriptions, variations in which data sources generate usage fees in a given period, competitive conditions in the industry, loss of significant customers or data sources, interruptions or price changes in telecommunications service, spending patterns of the Company's clients, currency fluctuations and general economic conditions. There can be no assurance that the Company's usage or subscription revenues will not decline in the future as a result of cost cutting measures by the Company's clients, particularly if there were a general economic decline in one or more of the industries in which the Company has a strong customer base (e.g., pharmaceuticals or aerospace). The Company's operating expenses are based in significant part on its expectations regarding future revenues and are fixed to a large extent in the short term. Accordingly, the Company may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall. Any significant revenue shortfall would therefore have a material adverse effect on the Company's results of operations.

DEPENDENCE ON DATA SOURCES

     The Company's success depends to a substantial degree on its ability to provide users access to a breadth of data from many different sources. Historically, the Company has generated only a small amount of data itself, and has relied almost entirely upon the ability to license data from third party providers. Certain data sources, such as Reuters Limited ("Reuters"), have limited the availability of their data to third party distributors such as the Company. In addition, certain data sources will provide their content only in exchange for data which they in turn may distribute. While the Company believes that the breadth and brand name recognition of its data sources strengthen the Company's ability to access data sources, there can be no assurance that the Company will be able to continue to increase the number of data sources or that existing data sources will renew the Company's contracts as they expire, either on economic terms that are beneficial to the Company or at all. If the Company were to lose access to significant content providers or if the terms upon which the Company is able to license data from its significant content providers were to change materially, the Company's results of operations could be materially adversely affected.

DEPENDENCE ON PROFOUND, DIALOG AND DATASTAR SERVICES

     The Company has derived a significant majority of its revenues from service subscriptions and related usage fees for Profound and from service charges and downloading charges for Dialog, DataStar and related services. The Company's strategy is to reduce efforts and expenditures on certain products and services that have been identified as non-core and to continue to focus on providing Profound, Dialog and DataStar and related services as its principal line of business, integrating the three services so that, over time, each becomes simply a different method of viewing the same content. As a result, the Company is expected to become less diversified and any factor adversely affecting revenues generated from Profound, Dialog and DataStar and related services as well as any factor adversely impacting the integration of the three techniques would have a material adverse effect on the Company's results of operations. The Company's future financial performance will depend principally on the market's continued acceptance of Profound, Dialog and DataStar particularly in the U.K., the U.S. and Europe, and the Company's ability to sell Profound, Dialog and DataStar to additional customers and increase usage revenues derived from existing customers. Additionally, the Company's future financial performance will depend upon market acceptance of any new products. There can be no assurance that the Company will be able to successfully market Profound, Dialog and DataStar or any integrated versions of these services or that the Company will successfully maintain or increase its revenues through this strategy.

SUBSTANTIAL LEVERAGE; STOCKHOLDERS' EQUITY

     The Company is highly leveraged. As of 31 December 1998, on a U.K. GAAP basis, the Company had an aggregate principal amount (excluding unused credit) of L154.5 million of outstanding indebtedness, including L46.1 million of senior indebtedness, and a stockholders' deficit of L94.8 million. The indenture (the "Indenture") pursuant to which the Company's 11% Senior Subordinated Notes due 2007 (the "Notes") were issued permits the Company and its Restricted Subsidiaries (as defined in the Indenture) to incur additional indebtedness, including senior indebtedness, subject to certain limitations, and the Company and certain of its subsidiaries have additional borrowing capacity on a revolving credit basis under its $92.5 million senior credit facility (the "Senior Credit Facility") and the $25 million revolving credit facility (the "Revolving Credit Facility" and together with the Senior Credit Facility, the "Senior Credit Facilities"). On 17 May 1999, the Company announced that it had secured an additional $25 million facility from The Chase Manhattan Bank that has enabled the release of some of the funds previously earmarked for debt repayments to be invested in the high growth market opportunities of Information Services, Web Solutions and eCommerce. The additional facility increases the size of the Senior Credit Facility by $11.5 million.

     The Company's high degree of leverage could have important consequences to holders of the Company's equity and Notes, including the following: (i) the Company's ability to obtain additional financing for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes may be impaired in the future; (ii) a substantial portion of the Company's cash flow from operations must be dedicated to the payment of principal and interest on its indebtedness, thereby reducing the funds available to the Company for other purposes; (iii) certain of the Company's borrowings are at variable rates of interest (including borrowings under the Senior Credit Facilities), which exposes the Company to the risk of increased interest rates; (iv) the indebtedness outstanding under the Senior Credit Facilities is secured and matures prior to the maturity of the Notes; (v) the Company may be substantially more leveraged than certain of its competitors, which may place the Company at a competitive disadvantage; and (vi) the Company's substantial degree of leverage may limit its flexibility to adjust to changing market conditions, reduce its ability to withstand competitive pressures and make it more vulnerable to a downturn in general economic conditions or its business. In the future, the Company's ability to meet its debt service obligations will be dependent upon the Company's future performance, which will be subject to financial, business and other factors affecting the operations of the Company, many of which are beyond its control.

VOLATILITY OF ORDINARY SHARE PRICE; VOLATILITY OF ADS PRICE

     The Company's Ordinary Shares are listed on the London Stock Exchange and are publicly traded in the U.K. The Company's American Depositary Shares ("ADSs") have been traded on the Nasdaq National Market since November 1995. The trading price of the Ordinary Shares on the London Stock Exchange, and the ADSs on the Nasdaq National Market have been subject to wide fluctuations. In addition, in recent years the stock market in general, and the shares of technology companies in particular, have experienced extreme price and volume fluctuations. This volatility has had a substantial effect on the market prices of securities issued by many companies for reasons unrelated to their operating performance. These broad market fluctuations may adversely affect the market price of the Ordinary Shares and ADSs. The market price of the Ordinary Shares and ADSs are directly affected by economic and political conditions in the United Kingdom, in part because the Ordinary Shares are listed and traded on the London Stock Exchange and are subject to local conditions and press comment but also are a result of differences between operating results reported under U.S. and U.K. GAAP.

RISK OF SYSTEM FAILURE OR INADEQUACY

     The Company's operations are dependent on its ability to protect its computer equipment and the information stored in its data centers against damage that may be caused by fire, earthquake, flooding, power loss, telecommunications failures, unauthorized intrusion and other events. One of the Company's primary data centers consists of mainframes in a clustered multi-processing configuration; this data center is protected by an uninterruptible power supply system with short-term battery back-up and security and authorization procedures as well as by fire suppression equipment. Similarly, another primary data center in Palo Alto, California, which houses its Dialog service, is protected by a back-up power supply system and by fire suppression equipment. The Company and vendor employees remain onsite to address potential interruptions in services. Software and related data files are backed-up regularly and stored off-site for both data centers and the Company also has a contingency plan that is designed to reduce the risk of extended interruption of the Company's services in the event of damage to, or other failure of, these two data centers. Although the Company generally does not maintain, or have agreements with third parties for the use of, redundant computing resources, it has entered into an agreement with a third party for the use of redundant computing resources in the event of a significant interruption at the Palo Alto data center. Notwithstanding the availability of such resources, operations could remain significantly interrupted as back-up copies of data files are loaded and such computing resources become operational. The precautions taken with respect to data centers in Bern, Switzerland, Ottawa, Canada, and Slough, England are less extensive than those taken at its Palo Alto site. There can be no assurance that the measures in place at the Company's various sites will be sufficient to eliminate the risk of extended interruption in the Company's operations. Any damage or failure that causes interruption in the Company's operations could have a material adverse effect on the Company's results of operations. Additionally, although the primary data center in Palo Alto, California lies along a major fault line, the Company does not maintain earthquake insurance. Accordingly, any losses caused by interruption of the Company's operations as a result of an earthquake, or other losses resulting from an earthquake, would not be mitigated by insurance and could have a material adverse effect on the Company's results of operations.

     Additionally, Profound, Dialog and DataStar data are transmitted beyond the data centers using transmission methods which are not within the control of the Company, including telecommunications systems and the Internet. The Company currently relies on several companies to provide dial-up access to the Company's services and the dependence is expected to increase as the Company expands its use of alliance resellers such as CompuServe, Inc. ("CompuServe"). Any damage or failure that causes interruption in these transmission methods could have a material adverse effect on the Company's results of operations.

COMPETITION

     The business information services industry is intensely competitive and is characterized by rapid technological change. The industry includes both extremely large and well-capitalized companies as well as smaller competitors. The Company is a leading international supplier of online information. Nevertheless, the

Company competes or may compete directly or indirectly with the following categories of competitors: (i) large, well established news and information providers such as Dow Jones & Co., Inc. (through its Dow Jones News Retrieval service), Reed Elsevier plc (through its Lexis-Nexis service), Pearson plc (through its FT Profile service) and Reuters Ltd. (through its Reuters Business Briefing service); (ii) market data or services companies providing near real time quotes and news; (iii) traditional print media companies that are increasingly searching for opportunities for online provision of news, including those seeking to establish world wide web (the "Web") sites on the Internet;
(iv) third party providers of software that allows end-users to aggregate and filter a variety of information services, such as NewsEDGE Corporation; (v) providers of network-based software systems such as Microsoft Corporation ("Microsoft) which could, in the future, ally with competing news and other information providers; (vi) information services companies that provide information regarding particular industry segments, such as Ovid Technologies, Inc. with respect to biomedical data, STN International with respect to chemical data, Questel-Orbit with respect to intellectual property data and EI Village with respect to engineering data; and (vii) to a lesser degree, consumer oriented online services such as CompuServe, America Online, Inc. and Prodigy Services Company. Many of these companies and other market participants not named above have substantially greater technical, financial and marketing resources than the Company. In addition, several companies including NewsEDGE Corporation have begun to compete in the provision of business information to end users through computer networks by using filtering agents and "push technology." Some of the Company's current and potential competitors may own all or a substantial part of the data in their databases. The Company owns a very small percentage of the data in its database and relies almost entirely upon its ability to license data from third-party providers to which it pays royalties. Competitors who own their own data have no such royalty obligation on their own data and may limit or preclude access by the Company to their data, which may give such competitors a pricing or competitive advantage over the Company. Given that the Web has reduced the costs associated with widespread dissemination of information and consequently, to a degree, reduced the need for information aggregators such as the Company, the Company believes it may face increased competition from data sources as such sources increasingly seek to deliver their data themselves or directly control the delivery of such data.

     The Company believes that the overall cost to the user of retrieving useful information through an online service is an important competitive factor. This cost includes such elements as subscription fees, usage fees, online charges and other items. The Company could be required to reduce its subscription fees or otherwise alter the pricing structure for its products in response to competitive pressures. There can be no assurance that any such action or increased competition, on the basis of price, breadth of data sources or other factors, would not have a material adverse effect on the Company's results of operations.

DEPENDENCE ON INTELLECTUAL PROPERTY AND PROPRIETARY RIGHTS

     The Company regards its InfoSort indexing system and related software, Muscat information search and retrieval system and Dialog search engine as proprietary. The Company relies primarily on a combination of statutory and common law copyright, trademark and trade secret laws, customer licensing agreements, employee and third-party nondisclosure agreements and other methods, rather than patents, to protect its proprietary rights. However, the Company is currently in the process of seeking several patents for its InfoSort technologies and has secured a patent for its Incremental Viewer. The Company considers the InfoSort indexing system, the Muscat information search and retrieval system and the Dialog search engine to be critical to its future success. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use the Company's proprietary rights without authorization, or to develop similar technology independently. Furthermore, the laws of certain countries in which the Company makes its products and services available do not protect the Company's intellectual property rights to the same extent as the laws of the U.K. and the U.S. The Company does not generally include in its software any mechanisms to prevent or inhibit unauthorized use, but instead requires the execution of a license agreement which permits use of the Company's products by registered subscribers and end users. If misappropriation of the Company's proprietary rights were to occur to any substantial degree, the Company's results of operations could be materially adversely affected. There can be no assurance that the Company's means of protecting its proprietary rights will be adequate. See "-- Description of Business -- Intellectual Property and Proprietary Rights."

RAPID TECHNOLOGICAL CHANGE AND DEPENDENCE ON NEW PRODUCTS AND SERVICES

     The online information market is influenced by rapidly changing technology, changes in customer needs and frequent introductions of new or enhanced products and services. Accordingly, the Company believes that its future success will depend to a great extent upon its ability to meet these changes by enhancing its existing products and services, increasing its market presence and the market's awareness of the Company's brand names and developing and introducing new products and services on a timely basis. Any failure by the Company to anticipate or respond adequately to technological developments and customer requirements, or any significant delays in development or introduction of new products and services, could result in a loss of competitiveness or revenues and thereby have a material adverse effect on the Company's results of operations. Additionally, new products, when first released by the Company, may contain undetected errors or "bugs" that, despite testing by the Company, are discovered only after a product has been installed and used by customers. There can be no assurance that errors will not be discovered in the future, causing delays in product introduction and resulting in negative market reactions to the new product or service.

     The Company anticipates that the Internet will become an important source of, or conduit for, business information. However, it is not clear what the economics or other ramifications of any such use of the Internet to provide data, or access to data, would be. Some content providers have announced their intentions not to make their content available over the Web because of concern that data could be downloaded and stored with multiple end-uses, effectively cannibalizing the original print data source. Such concerns among content providers may undermine the Company's data offerings over the Web, adversely affecting the Company's results of operations. In the past, the Company has been required to assist potential international subscribers in establishing Web connectivity in order to grow in new global areas. Additionally, the Internet may not prove to be a viable, reliable commercial delivery method because of inadequate development of the necessary infrastructure, such as reliable network backbones or timely development of complementary services, such as high-speed modems. The Internet has experienced, and is expected to continue to experience, significant growth in the number of users and amount of traffic. There can be no assurance that the Internet infrastructure will continue to be able to support the demands placed on it by this continued growth or will not be adversely affected by increased governmental regulation. See "-- Competition."

DEPENDENCE ON KEY PERSONNEL

     The Company's future success depends to a significant extent upon a limited number of members of senior management of the Company and other key employees. The loss of the service of one or more key employees could have a material adverse effect on the Company. In addition, the Company believes that its future success also depends on its continuing ability to identify, hire, train and retain highly qualified technical and managerial personnel. Competition for such personnel is intense, and the Company has experienced difficulty in identifying and hiring qualified software developers and other technical personnel. There can be no assurance that the Company will be able to attract, assimilate or retain highly technical and managerial personnel in the future. The inability to attract and retain the necessary technical and managerial personnel could have a material adverse effect upon the Company's current business, cost reduction strategies, integration strategy, new business plans, new product development efforts and future business prospects.

CURRENCY FLUCTUATIONS

     A significant portion of the Company's revenue historically has been denominated in currencies other than the pound sterling (the currency in which the financial statements are stated), mainly the U.S. dollar. During 1998, approximately 80% of the Company's total revenue was denominated in U.S. dollars. Fluctuations in the value of the currencies in which the Company conducts its business relative to the U.S. dollar have caused and will continue to cause dollar-translated amounts to vary from one period to another. Due to the number of currencies involved, the constantly changing currency exposures and the volatility of currency exchange rates, the Company cannot predict the effect of exchange rate fluctuations upon future operating results. To date, the Company has not undertaken hedging transactions to cover its currency transaction exposure but may undertake such transactions in a limited manner in the future. See "Managements Discussion and Analysis of Consolidated Financial Condition and Results of Operations."

RISKS ASSOCIATED WITH WORLDWIDE OPERATIONS

     The Company's data centers are located in Switzerland, Canada, England and the United States, and its sales and marketing operations are located in the United Kingdom, Bern, Switzerland and Cary, North Carolina. The geographic distance between these locations has in the past led, and could in the future lead, to logistical and communications difficulties. There can be no assurance that the geographic, time zone, language and cultural differences between the Company's British, North American and Swiss personnel and operations will not result in problems that materially adversely affect the Company's business, operating results and financial condition. Further, the Company's operations may be directly affected by economic and political conditions in the countries where the Company does business.

     The Company expects to commit additional time and resources to expanding its worldwide sales and marketing activities, localizing its products for selected markets and developing local sales and support channels. There can be no assurance that such efforts will be successful. Failure to sustain or increase worldwide revenue could have a material adverse effect on the Company's business, operating results and financial condition. Worldwide operations are subject to a number of risks, including the costs of localizing products for different countries, longer accounts receivable collection periods in certain geographic regions, especially Europe, and greater difficulty in accounts receivable collections, unexpected changes in regulatory requirements, dependence on independent resellers and technology standards, import and export restrictions and tariffs, difficulties and costs of staffing and managing international operations, potentially adverse tax consequences, political instability, the burdens of complying with multiple, potentially conflicting laws and the impact of business cycles and regional economic instability. Approximately 80% of the Company's sales in 1998 were denominated in U.S. Dollars, with the remainder in Pounds Sterling, Swiss Francs and, to a lesser extent, other currencies. An increase in the value of the U.S. Dollar relative to foreign currencies could make the Company's products more expensive and, therefore, less competitive in other markets. See "Management's Discussion and Analysis of Consolidated Financial Condition and Results of Operations".

YEAR 2000 COMPLIANCE

     The Company is in the process of implementing a program designed to ensure that all software used in connection with the Company's services and internal operations systems will manage and manipulate data involving the transition of dates from 1999 to 2000 without functional or data abnormality and without inaccurate results related to such dates. The Company currently anticipates that this program will not require additional manpower, although there can be no assurance that this will be the case. The Company currently anticipates that costs associated with this program will be approximately L3 million, L1 million of which was expended in 1998 and L2 million expected to be expended in 1999, although there can be no assurance that this will be the case or that the Company will not incur additional costs in connection with such program. In addition, there can be no assurance that the implementation of such program will not have a material adverse effect on the Company.

CONTENT PROVIDER AUDIT

     The Company has developed and maintained a sophisticated software package designed to track database usage for purposes of customer billing and content provider royalty accounting. From time to time, content providers have exercised their right to audit their royalty payment streams from the Company. Any finding of a material inaccuracy upon completion of such audits could have a material adverse effect on the Company's operations.

ITEM 2. DESCRIPTION OF PROPERTY

     The Company's head office and principal place of business in the U.K. is The Communications Building, 48 Leicester Square, London WC2H 7DB where it leases approximately 14,300 square feet for its executive offices and U.K. content and product development departments. The Company also leases an office at

Southwark, London, covering approximately 11,500 square feet, used primarily as a regional sales headquarters for Europe, the Middle East and Africa.

     The Company's U.S. operations are based in Cary, North Carolina and in Mountain View, California. The Company leases approximately 63,743 square feet of office space in Cary, which serves as the sales and administrative headquarters for the U.S. The Company also leases approximately 133,500 square feet of office space in Mountain View (of which 88,532 square feet is leased to sub-tenants), which houses the U.S. product development group.

     The Company's principal data centre is in Palo Alto, California, where it leases approximately 35,500 square feet of space. The facility is protected by a fire suppression system, dual power feeds from two grids and a diesel powered generator. The Company also leases approximately 20,900 square feet in Bern, Switzerland which is both a data centre and a technical support facility for the DataStar service. The Company's U.K. mainframe computers are located in Slough, England, and are facilities managed by a third party specialist company.

     The Company's field sales and support operations lease facilities in a wide variety of locations in Europe, Asia and the United States. The Company believes that its existing facilities are adequate for its current needs and that additional space will be available as needed.

ITEM 3. LEGAL PROCEEDINGS

     The Company and its subsidiaries are parties to pending legal proceedings that are considered to be ordinary routine litigation incidental to their business and not material to the Group's consolidated financial position.

     Save as set out below, no companies in the Group are involved in any legal or arbitration proceedings which may have or may have had, during the fiscal year ended 31 December 1998, a material adverse effect on the consolidated financial position of the Group nor, to the Company's knowledge, are any proceedings contemplated by any governmental authorities against any company in the Group.

     On 22 October 1997, Knight-Ridder Information, now trading as The Dialog Corporation, and certain of its subsidiaries were named as defendants in a class action lawsuit filed in the United States District Court for the Northern District of California. The plaintiffs allege copyright infringement in connection with the delivery of copies of full-text articles through its UnCover business. The plaintiffs seek injunctive relief as well as restitution, statutory damages and unspecified actual damages. Effective 1 January 1999, the Company sold UnCover and CARL Corporation (a named defendant); however, the Company has agreed to indemnify the purchaser with regard to the claims brought in this action. On 31 March 1999, the trial court certified the plaintiff class. On 1 April 1999, the United States Court of Appeals for the Ninth Circuit agreed to hear an interlocutory appeal of the trial court's denial of the Group's summary judgment motion. Management intends to defend this matter vigorously in the event that an acceptable settlement cannot be reached. Management will also vigorously pursue indemnification claims and insurance coverage that may be applicable to this matter.

     On March 3, 1999, the Company filed a complaint in the United States District Court against The Fourth Communications Network, Inc. ("Fourth Network") for failure to make required payments on a promissory note. This note was tendered to the Company as a result of Fourth Network's failure to pay guaranteed royalties pursuant to an agreement between the Company and Fourth Network whereby the Company, among other things, transferred to Fourth Network its right to supply a hotel chain with in-room Internet access (the "Transfer Agreement"). Fourth Network has asserted counterclaims alleging that representations made by the Company relating to the Transfer Agreement were false. Fourth Network is seeking unspecified damages in excess of $100,000, legal costs, and rescission of the Transfer Agreement. Management intends to defend this matter vigorously in the event that an acceptable resolution cannot be reached.

ITEM 4. CONTROL OF REGISTRANT

     The following table sets forth certain information regarding the beneficial ownership of Ordinary Shares by (a) each officer and executive director, and (b) all directors and officers of the Company as a group. Unless otherwise noted in the footnotes to the table, (i) the persons named in the table have sole voting and investing power with respect to all Ordinary Shares indicated as being beneficially owned by them and (ii) officers and directors can be reached at the principal offices of the Company.

                                                                     OWNERSHIP
                                                              ------------------------
                                                                AMOUNT      PERCENT OF
                  NAME OF BENEFICIAL OWNER                      OWNED        CLASS(1)
                  ------------------------                    ----------    ----------
M Mander(2).................................................     900,327       0.59%
D Wagner(3).................................................  17,618,018      11.62%
D Mattey(4).................................................   2,477,529       1.63%
S Maller(5).................................................     125,668       0.08%
P Sommers(6)................................................       8,000       0.01%
J Molle(7)..................................................     218,732       0.14%
C Morton(8).................................................     280,865       0.19%
I Barton(9).................................................     479,139       0.32%
M Hussey(10)................................................     242,610       0.16%
A Thomas(11)................................................     100,000       0.07%
R Swank(12).................................................      38,844       0.03%
All executive officers and directors as a group (11
  persons)..................................................  22,489,732      14.84%

---------------
 (1) Based on 151,571,363 Ordinary Shares outstanding at 21 May 1999 and excluding an aggregate of 1,756,330 that may be acquired by all executive officers and directors as a group pursuant to the share option schemes described in Item 12 of this Report. Calculations of percentage of beneficial ownership assume the exercise by only the respective named shareholder of all options for the purchase of Ordinary Shares held by such shareholder which are exercisable within 60 days of 21 May 1999. The details of share options exercisable within 60 days of 21 May 1999 are contained in the notes below.

 (2) Includes 9,327 Ordinary Shares held for the benefit of Mr. Mander by BDS Nominees Limited.

 (3) Includes (i) 1,334,060 Ordinary Shares held jointly by Mr. D Wagner and Yaffa Wagner, (ii) 100,000 Ordinary Shares held in trust for the benefit of Mr. D Wagner by the Daniel Wagner (M.A.I.D.) Trust, and (iii) 400,000 Ordinary Shares held by S Wagner, Mr. Wagner's wife. Also includes options to purchase 183,238 Ordinary Shares.

 (4) Includes (i) 600,000 Ordinary Shares held by Barclays Nominees (Branches) Limited for the benefit of Mr. D Mattey, (ii) 560,000 Ordinary Shares held jointly by Mr. D Mattey and Alan Mattey, and (iii) 200 Ordinary Shares held by A Hurrell, Mr. Mattey's wife. Also includes options to purchase 142,329 Ordinary Shares.

 (5) Includes options to purchase 100,227 Ordinary Shares.

 (6) 8,000 Ordinary Shares are held in the form of American Depositary Receipts.

 (7) Includes options to purchase 83,616 Ordinary Shares.

 (8) Includes options to purchase 78,864 Ordinary Shares.

 (9) Includes 20,640 Ordinary Shares held by A Barton, Mr. Barton's wife.

(10) 242,610 Ordinary Shares held for the benefit of Lord M Hussey by RBSTB Nominees Limited.

(11) 100,000 Ordinary Shares held for the benefit of Mr. Thomas by BAT Holdings Limited.

(12) 12,000 Ordinary Shares are held in the form of American Depositary Receipts. Includes options to purchase 26,844 Ordinary Shares.

     To the Company's knowledge, no other person is the owner of more than 10% of the outstanding Ordinary Shares nor is the Company directly or indirectly owned or controlled by any other corporation or any government.

     There are no arrangements known to the Company the operation of which may, at a subsequent date, result in a change of control of the Company.

ITEM 5. NATURE OF TRADING MARKET

     The Company's Ordinary Shares are traded on the London Stock Exchange, under the symbol "DLG" and American Depositary Shares ("ADSs"), each representing four Ordinary Shares, are included for trading in the NASDAQ National Market System under the symbol, "DIAL" (previously "DIALY"). The ADSs are evidenced by ADRs issued by The Bank of New York, as Depositary under a Deposit Agreement, dated as of 21 November 1995 among M.A.I.D., the Depositary and the holders from time to time of ADRs. The ADSs are registered under the Securities Exchange Act 1934, as amended.

     The following tables set forth, for the periods indicated, (1) the reported high and low closing sale prices for the Ordinary Shares based on the Daily Official List of the London Stock Exchange and (2) the reported high and low closing sale prices of the ADSs on NASDAQ since the commencement of trading of the ADSs on 22 November 1995. The tables do not reflect trading after the official close of the London Stock Exchange and NASDAQ for which no official quotations exist.

                                                              THE LONDON STOCK
                                                                  EXCHANGE
                                                              POUNDS PER SHARE
                                                              ----------------
                                                              HIGH        LOW
                                                              -----      -----
1999
  2nd Quarter (through to 21 May 1999)......................  1.48       1.01
  1st Quarter...............................................  1.22       0.57
1998
  4th Quarter...............................................  1.83       0.47
  3rd Quarter...............................................  2.36       1.48
  2nd Quarter...............................................  1.95       1.41
  1st Quarter...............................................  1.88       1.32
1997
  4th Quarter...............................................  2.37       1.39
  3rd Quarter...............................................  2.37       1.52
  2nd Quarter...............................................  2.46       1.50
  1st Quarter...............................................  2.05       1.50
1996
  4th Quarter...............................................  3.14       1.86
  3rd Quarter...............................................  3.28       2.59
  2nd Quarter...............................................  3.41       1.96
  1st Quarter...............................................  2.49       1.53
1995
  4th Quarter...............................................  3.54       2.13
  3rd Quarter...............................................  2.56       0.82
  2nd Quarter...............................................  0.90       0.77
  1st Quarter...............................................  0.85       0.63
1994
  4th Quarter...............................................  0.71       0.45
  3rd Quarter...............................................  0.81       0.46
  2nd Quarter...............................................  0.87       0.43
  1st Quarter (from March 25)...............................  1.10       0.87

                                                                  NASDAQ
                                                           U.S. DOLLARS PER ADS
                                                           ---------------------
                                                            HIGH            LOW
                                                           ------          -----
1999
  2nd Quarter (through to 21 May 1999)...................     9 3/4           6 7/16
  1st Quarter............................................     8 1/16          4 1/4
1998
  4th Quarter............................................    12 1/8           3
  3rd Quarter............................................    16 1/4           9 5/8
  2nd Quarter............................................    14               9 1/8
  1st Quarter............................................    12 5/16          8 7/8
1997
  4th Quarter............................................    14               8 3/4
  3rd Quarter............................................    15 1/8          10 1/4
  2nd Quarter............................................    16 3/8          10 1/4
  1st Quarter............................................    13 3/8          10
1996
  4th Quarter............................................    20 3/8          12 1/2
  3rd Quarter............................................    20 1/2          15 3/4
  2nd Quarter............................................    20 1/2          11 3/4
  1st Quarter............................................    14 7/8           9 3/8
1995
  4th Quarter (from November 22).........................    18 1/4          13 1/8

     On 21 May 1999, the closing market price of the Company's Ordinary Shares was L1.06 per share and the ADS price was $6 3/4 per ADS. On such date, 1,606,257 Ordinary Shares and ADRs evidencing 3,839,651 ADSs (representing 15,358,604 Ordinary Shares) were held of record in the U.S. These Ordinary Shares and ADRs were held by 69 record holders and 36 record holders, respectively, and represented 1.06% and evidenced ADSs representing 10.13%, respectively, of the total number of Ordinary Shares outstanding. Since certain of these Ordinary Shares and ADRs were held by brokers or other nominees, the number of recorded holders in the U.S. may not be representative of the number of beneficial holders or of where the beneficial holders are resident.

ITEM 6. EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

     There are currently no United Kingdom foreign exchange control restrictions on remittances of dividends on Ordinary shares or on the conduct of the Group's operations.

     Under English Law and The Dialog Corporation's Memorandum and Articles of Association, persons who are neither residents nor nationals of the United Kingdom may freely hold, vote and transfer their Ordinary shares in the same manner as United Kingdom residents or nationals.

ITEM 7. TAXATION

     The following is a summary of certain U.S. Federal income and U.K. tax consequences generally applicable to ownership by a beneficial owner of ADSs representing Ordinary Shares and of Ordinary Shares not in ADS form that is not resident in the United Kingdom and is (i) a citizen or resident of the United States, (ii) a corporation created or organized in the United States or under the laws of the United States or of any state, or (iii) an estate or trust, the income of which is includable in gross income for United States federal income tax purposes regardless of its source ("U.S. Holder") for the purpose of the current double taxation convention between the United States and the United Kingdom (the "Convention"). The summary is based on tax laws in effect in the United Kingdom, the provisions of the U.S. Internal Revenue Code of 1986, as amended (the "Code"), the final, temporary and proposed U.S. Treasury regulations under the Code and the administrative and judicial interpretations thereof, and the Convention, all as in effect as of the date of this report, and all of which are subject to change (possibly on a retroactive basis) and to differing interpretations. There can be no assurance that the taxing authority of the United Kingdom or the U.S. Internal Revenue Service (the "IRS") will not take a contrary view, and no ruling from such taxing authorities has been or will be sought.

     This summary assumes a U.S. holder holds ADSs as a capital asset, and elects to credit, rather than deduct, foreign income taxes against the U.S. tax liability.

     The following discussion does not consider all aspects of United States Federal income taxation that may be relevant to holders in light of their personal circumstances. Further, it does not consider holders in special tax situations, (including dealers in securities, financial institutions, insurance companies, tax exempt organizations, holders of securities held as part of a "straddle", "hedge" or "conversion transaction" with other investments, U.S. holders liable to Alternative Minimum Tax, U.S. holders who are domestic corporations and actually or constructively own 10% or more of the voting shares of the Company, or situations in which the "functional currency" within the meaning of Section 985(b) of the Code of an investor is not the U.S. dollar). This summary also does not discuss the source of gain or loss from the disposition of ADSs for purposes of foreign tax credit limitations. The following discussion does not discuss the United States estate or gift tax consequences or state and local tax consequences of holding or disposing of ADSs representing Ordinary Shares or Ordinary Shares not in ADS form, or tax consequences in countries other than the United Kingdom or the United States. This summary does not address aspects of U.S. taxation other than U.S. Federal income taxation that may be relevant to a U.S. holder, such as state and local taxation. Therefore holders of ADSs should consult their own tax advisers as to the particular tax consequences to them of ownership of the ADSs or the Ordinary Shares.

     For the purposes of the Convention and the Code, beneficial owners of ADSs who are U.S. persons will be treated as the beneficial owners of the underlying Ordinary Shares represented by the ADSs evidenced by the ADRs.

TAXATION OF DIVIDENDS UNDER U.K. LAW AND REFUNDS OF TAX CREDITS

     The Company does not expect to pay dividends for the foreseeable future.

     Should the Company begin paying dividends, under current U.K. taxation legislation, no tax will be withheld from dividend payments by the Company. It should be noted that, due to a change in U.K. tax legislation, dividends paid after April 5, 1999 no longer carry a requirement to account for advance corporation tax.

     There is a tax credit in respect of any dividend paid by the Company at a rate of 10% of the sum of the dividend and the tax credit on it (equivalent to 11.11% of the cash dividend).

     U.S. residents may in certain circumstances be able to recover part of the tax credit ("tax credit refund") under The Convention, as follows:

          (a) Under the Convention, a U.S. Holder which is a U.S. corporation which, alone or together with one or more associated corporations, controls, directly or indirectly, at least 10% of the voting shares of the Company, and whose holding is not effectively connected with a permanent establishment in the U.K. through which it carries on business, will generally be entitled to receive a tax credit refund equal to one half of the tax credit to which a U.K. resident individual would be entitled, subject to a withholding tax equal to 5% of the aggregate of the dividend and the refunded half of the tax credit. Thus on a dividend of L100 (chosen for illustrative purposes only), the U.S. Holder will be entitled to receive a tax credit refund of L0.28. The procedure for obtaining the repayment will be by completion of "U.S. Corporation Credit" Form (FD13).

          (b) Under the Convention, a U.S. Holder who is an individual or corporation (other than a corporation falling within paragraph (a) above) will generally not be entitled to receive a tax credit refund.

     Special rules also apply to a U.S. Holder which is a U.S. corporation and
(a) is a resident of the U.K., or (b) at least 25% of the capital of which is held, directly or indirectly, by persons that are not individual residents or citizens of the United States, and (i) which has imposed on it by the United States in respect of a dividend a tax substantially less than the tax generally imposed by the United States on corporate profits, or (ii) which receives more than 80% of its gross income from sources outside the United States as determined in accordance with the Convention. Additional special rules apply if the U.S. Holder is exempt from U.S. Federal income tax on the dividend received or if the U.S. Holder owns 10% or more of the class of shares in respect of which the dividend is paid. All such U.S. Holders should consult their own tax advisors with respect to such rules.

     Under Section 812 of the Income and Corporation Taxes Act of 1988, the U.K. Treasury has power to deny the payment of tax credit refunds under the U.K.'s income tax conventions to certain corporations if they or an associated company (as described in Section 812) have qualifying presence in a state which operates a unitary system of corporation taxation. These provisions come into force only if the U.K. Treasury so determines by statutory instrument. No determination has been made to date.

U.K. TAXATION OF CAPITAL GAINS

     All U.S. Holders, who are not resident or ordinarily resident in the United Kingdom for U.K. tax purposes, provided that they have not recently left the U.K. and intend to return within five years of departure and that they were not resident in the U.K. for four out of the seven years prior to their departure from the U.K., will not be liable for U.K. tax on capital gains realized on the disposal of their ADSs or Ordinary Shares unless the ADSs or Ordinary Shares are held in connection with a trade, profession or vocation carried on in the United Kingdom through a U.K. branch or agency. Generally, gains realized in the course of dealing in securities will be regarded as arising in the course of carrying on a trade. In this case, a different U.K. treatment applies.

U.S. FEDERAL INCOME TAXATION OF DIVIDENDS

     The gross amount of any dividend paid to a U.S. Holder (that is, the amount of the dividend plus the related tax credit and before reduction for withholding tax) will be included in gross income and treated as foreign source dividend income of such U.S. Holder for U.S. Federal income tax purposes. For U.S. Federal income tax purposes, a distribution will constitute a dividend only to the extent paid out of current or accumulated earnings and profits of the Company (as determined for U.S. Federal income tax purposes). The dividend will not be eligible for the dividends received deduction allowed to U.S. corporations. The amount includable in income will be the U.S. dollar value of the payment (as of the time of payment) regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date of the dividend payment to the date such dividend payment is converted into U.S. dollars will be treated as ordinary income or loss. Subject to certain limitations, the applicable U.K. withholding tax will be treated as a foreign tax eligible for credit against the U.S. Holder's Federal income tax. Special rules apply for purposes of determining the foreign tax credit available to a U.S. corporation which controls 10% or more of the voting shares of the Company.

U.S. FEDERAL INCOME TAXATION OF GAINS FROM SALE

     A U.S. Holder will, upon the sale or exchange of an ADS or an Ordinary Share, recognize the gain or loss for U.S. Federal income tax purposes in an amount equal to the difference between the amount realized (or the U.S. dollar value of the consideration received determined at the spot rate on the date of disposition if the amount realized is denominated in a foreign currency) and the U.S. Holder's tax basis (determined in U.S. dollars) in the ADS or the Ordinary Share. Except as described below under "U.S., Passive Foreign Investment Company Status", the gain or loss will be a capital gain or loss if the ADS or the Ordinary Share was a capital asset in the hands of the U.S. Holder and will be long-term if the ADS or the Ordinary Share was held for more than 12 months. Special rules apply to U.S. persons holding 10% or more of the stock if the company is a "controlled foreign corporation."

     If a U.S. Holder receives any foreign currency on the sale of ADSs or Ordinary Shares, the U.S. Holder may recognize an ordinary gain or loss as a result of currency fluctuations between the date of the sale and the date the sale proceeds are converted into U.S. dollars.

     Neither the surrender of ADSs in exchange for the deposited Ordinary Shares represented by the surrendered ADSs nor the deposit of Ordinary Shares for ADSs representing the Ordinary Shares will be a taxable event for purposes of U.S. Federal income tax, U.K. income and corporation tax or U.K. capital gains tax. Accordingly, U.S. Holders will not recognize any gain or loss upon the surrender of ADSs for Ordinary Shares or the deposit of Ordinary Shares for ADSs. See "U.K. Stamp Duty and Stamp Duty Reserve Tax".

U.S. PASSIVE FOREIGN INVESTMENT COMPANY STATUS

     Because the Company will receive interest income and may receive royalties and other passive types of income, the Company may be, or may in the future become, a Passive Foreign Investment Company ("PFIC") for U.S. Federal income tax purposes. The Company will be a PFIC if either 75% or more of its gross income in a tax year is passive income or the average percentage of its assets (by value or, if the PFIC elects, the adjusted tax basis) which produce or are held for the production of passive income is at least 50%. The Company will monitor its status and will, promptly following the end of any taxable year for which it determines it was a PFIC, notify U.S. Holders of such status.

     If the Company is a PFIC, the direct and certain indirect U.S. Holders must either (i) elect to report currently their pro rata share of the Company's ordinary earnings and net capital gain even if they do not receive distributions from the Company (the "qualified election"), or (ii) upon disposition of the Ordinary Shares or ADSs or receipt of an "excess distribution" (as defined in the Code), be subject generally to tax as if the gain or distribution were ordinary income earned rateably over the period in which the Ordinary Shares or ADSs were held (including payment of an interest charge on the deferred tax) and face other adverse tax consequences.

     The qualified election is made on a shareholder-by-shareholder basis. Each shareholder should consult with its own tax adviser to decide whether to make the qualified election. This election is made by attaching the shareholder election statement, the PFIC annual information statement and Form 8621 to such shareholder's timely filed income tax return with a copy of the shareholder election statement being sent to the Internal Revenue Service Center, P.O. Box 21086, Philadelphia, Pennsylvania 19114. If the Company is (or under the circumstances described above, was) a PFIC, copies of the Form 8621 must also be filed every year, both with such shareholder's tax return and with the Internal Revenue Service Center in Philadelphia, whether or not the qualified election is made.

     A shareholder may recognize foreign currency gain or loss, if any, with respect to income included if the "qualified election" is made at the time it received an actual distribution form the Company.

     If the Company is a U.S. controlled foreign corporation (see below), the PFIC rules only apply for any shareholder who owns less than 10% of the voting stock of the Company.

U.S. CONTROLLED FOREIGN CORPORATIONS

     If a U.S. Holder owns 10% or more of a "controlled foreign corporation" (i.e., a foreign corporation more than 50% of the vote or value of which is held (directly, indirectly or constructively) by "United States Shareholders" as defined in Section 951(b) of the Code and hereinafter referred to as a "U.S. Shareholder" and such controlled foreign corporation has certain types of earnings or "United States property" (as defined in Section 956(c) of the Code) then U.S. Shareholders may have to include certain amounts in their gross income, irrespective of whether the controlled foreign corporation has made distributions. Further, U.S. persons who directly, indirectly or constructively own at least 10%, or have acquired at least 5% in the year, of the voting shares of a non-U.S. corporation may be required to file Form 5471 with the IRS.

BACKUP WITHHOLDING AND INFORMATION REPORTING

     In general, information reporting requirements will apply to dividend payments (or other taxable distribution) in respect of ADSs made within the U.S. to a non-corporate U.S. person, and "backup withholding" at a rate of 31% will apply to such payments if the holder or beneficial owner fails to provide an accurate taxpayer identification number in the manner required by U.S. law and applicable regulations, if there has been notification from the Internal Revenue Service of a failure by the holder or beneficial owner to report all interest or dividends required to be shown on its federal income tax returns or, in certain circumstances, if the holder or beneficial owner fails to comply with applicable certification requirements. Certain corporations and persons that are not U.S. persons may be required to establish their exemption from information reporting and backup withholding by certifying their status on Internal Revenue Services Forms W-8 or W-9. The term "U.S. person" means a citizen or resident of the U.S., a domestic partnership, a domestic corporation, and any estate or trust (other than a foreign estate or trust).

     In general, payment of the proceeds form the sale of ADSs to or through a U.S. office of a broker is subject to both U.S. backup withholding and information reporting unless the holder or beneficial owner certifies its non-U.S. status under penalties of perjury or otherwise establishes an exemption. U.S. information reporting and backup withholding generally will not apply to a payment made outside the U.S. of the proceeds of a sale of ADSs through an office outside the U.S. of a non-U.S. broker. However, U.S. information reporting requirements (but not backup withholding) will apply to a payment made outside the U.S. of the proceeds of a sale of ADSs through an office outside the U.S. of a broker that is a U.S. person, that derives 50% or more of its gross income for a specified three year period from the conduct of a trade or business in the U.S., or that is a "controlled foreign corporation" as to the U.S., unless the broker has documentary evidence in its files that the holder or beneficial owner is a non-U.S. person or the holder or beneficial owner otherwise establishes an exemption.

     Amounts withheld under the backup withholding rules may be credited against a holder's tax liability, and a holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service.

U.K. ESTATE AND GIFT TAX

     U.K. Inheritance ("IHT") is a tax levied at death on the value of an individual's estate at death. IHT is also levied in respect of any gifts made within seven years before an individual's death. It may also apply to certain lifetime transfers or to property comprised in a trust or settlement. An American domiciliary need only be concerned about liability for IHT to the extent he is or is deemed to be also a U.K. domiciliary (or was a U.K. domiciliary at the time he created any trust or settlement) or otherwise to the limited extent of his U.K. assets. Under the Convention between the U.S. and the U.K. relating to estate and gift taxes, ADSs or Ordinary Shares held by an individual who is domiciled for the purpose of the Convention in the United States and is not for the purposes of the Convention a national of the United Kingdom will not, provided any applicable U.S. tax is paid, be subject to IHT on the individual's death or on a gift of the ADSs or the Ordinary Shares within seven years of his death unless the ADSs or the Ordinary Shares form part of the business property of a permanent establishment of the individual in the United Kingdom or, in the case of a holder who performed independent personal services, pertain to a fixed base in the United Kingdom used for the performance of independent personal services. In the exceptional case where the ADSs or Ordinary Shares are subject both to IHT and to U.S. Federal gift or estate tax, the Convention generally provides for tax paid in the United Kingdom to be credited against tax payable in the United States or for tax paid in the United States to be credited against tax payable in the United Kingdom based on priority rules set forth in the Convention.

U.K. STAMP DUTY AND STAMP DUTY RESERVE TAX

     U.K. stamp duty is payable in respect of certain documents and U.K. Stamp Duty Reserve Tax ("SDRT") is imposed in respect of certain transactions in securities. Transfers of the Ordinary Shares will be subject to ad valorem stamp duty at the rate of L0.50 per L100 (or part of L100) of the full consideration given irrespective of the identity of the parties to the transfer and the place of execution of any instrument of transfer.

     There is generally no ad valorem stamp duty on a gift or on an instrument of transfer which is neither a sale nor made in contemplation of sale. In those cases, the instrument of transfer will either be exempt from stamp duty or a fixed stamp duty of L0.50 (L5.00 on or after 1 October 1999) per instrument of transfer will be payable.

     An agreement to transfer the Ordinary Shares or any interest therein (but not an agreement to transfer an interest in an ADS) for money or money's worth will normally give rise to a charge to SDRT at the rate of L0.50 per L100 (or part of L100) of the amount or value of the consideration given. The charge will generally not arise, however, if an instrument transferring the Ordinary Shares is executed in pursuance of the agreement and is duly stamped.

     Charges to stamp duty at the rate of L1.50 per L100 (or part of L100) or SDRT at the rate of 1.5% of the transfer price or value or of the issue price will generally arise on the transfer or issue of Ordinary Shares to, or a deposit of Ordinary Shares with, the Depositary or certain persons providing clearance services (or their nominees or agents). In accordance with the terms of the Deposit Agreement, any tax or duty payable by the Depositary on deposits of the Ordinary Shares will be charged by the Depositary to the party to whom ADRs are delivered against the deposits.

     No U.K. stamp duty will be payable on the transfer of, or agreement to transfer, an ADS or beneficial ownership of an ADS, so long as the instrument of transfer and/or written agreement to transfer remains at all times outside the U.K., and so long as any instrument of transfer and/or written agreement to transfer is not executed in the U.K. and the transfer does not relate to any matter or thing done or to be done in the U.K. In any other case, the transfer of, or agreement to transfer, an ADS or beneficial ownership of an ADS could, depending on all the circumstances of the transfer, give rise to a charge to ad valorem stamp duty. The current rate of ad valorem stamp duty on a transfer of stock or marketable securities, which would include the Ordinary Shares and ADSs , is L0.50 per L100 (or part of L100) of the value of the consideration (a transfer in contemplation of sale being stampable by reference to the value of the property transferred).

     A transfer of Ordinary Shares underlying ADSs by the Depositary at the direction of the ADS seller directly to a purchaser may give rise to a liability to ad valorem stamp duty. A transfer of Ordinary Shares from the Depositary to a U.S. Holder or registered holder of an ADS upon cancellation of the ADS is subject to a fixed U.K. stamp duty of L0.50 per instrument of transfer.

ITEM 8. SELECTED FINANCIAL DATA

CONSOLIDATED STATEMENTS OF INCOME DATA (IN THOUSANDS, EXCEPT FOR PER SHARE AND PER ADS DATA):

     The selected financial data set forth below as of 31 December, 1997 and 1998 and for the three years in the period ended 31 December 1998, have been derived, in part, from the Financial Statements contained in the Company's Annual Report to Shareholders for such years. The selected data should be read in conjunction with the financial statements and related notes. Financial data as of 31 December 1994, 1995 and 1996 and for the two years in the period ended 31 December 1999 have been derived from the Company's audited Financial Statements contained in the Company's Annual Report to Shareholders.

     The Company maintains its books and records and reports its results in pounds sterling in accordance with U.K. generally accepted accounting principles ("GAAP"). The Financial Statements are prepared in accordance with U.K. GAAP, which differ in certain significant respects from U.S. GAAP. A summary of the principal differences between U.K. and U.S. GAAP, a reconciliation to U.S. GAAP and a condensed U.S. GAAP balance sheet are set forth in Note 29 to the Financial Statements. The financial results set forth below represent the Company's financial results under U.K. GAAP, reconciled to U.S. GAAP.

AMOUNTS IN ACCORDANCE WITH U.K. GAAP (IN THOUSANDS):

                                                        YEAR ENDED 31 DECEMBER
                                         -----------------------------------------------------
                                          1994       1995       1996        1997        1998
                                         -------    -------    -------    --------    --------
Revenues...............................  L 8,887    L13,642    L21,443    L 46,082    L170,762
Cost of Sales..........................   (3,628)    (5,231)    (7,237)    (17,166)    (71,618)
                                         -------    -------    -------    --------    --------
Gross profit...........................    5,259      8,411     14,206      28,916      99,144
Selling and marketing expenses.........   (1,443)    (6,063)    (9,933)    (17,013)    (21,560)
General and administrative expenses....   (2,673)    (5,742)    (9,975)    (22,662)    (46,798)
Amortization of development costs......     (133)      (744)    (2,170)    (11,548)     (7,760)
Amounts written off investments........       --         --         --          --      (2,300)
                                         -------    -------    -------    --------    --------
Income/(loss) from operations..........    1,010     (4,138)    (7,872)    (22,307)     20,726
Exceptional item-gain on sale of
  business/fixed asset investments.....       --         --         --       4,035       2,069
Interest Income........................      425        388      1,027         338         205
Interest Expense.......................     (150)      (295)      (189)     (2,498)    (17,436)
                                         -------    -------    -------    --------    --------
Income/(loss) before (provision)/
  benefit for income taxes.............    1,285     (4,045)    (7,034)    (20,432)      5,564
(Provision)/benefit for income taxes...     (406)       416       (164)       (323)       (769)
                                         -------    -------    -------    --------    --------
                                             879     (3,629)    (7,198)    (20,755)      4,795
Minority equity interest...............        3         (5)       (28)         11        (356)
Net income/(loss)......................  L   882    L(3,634)   L(7,226)   L(20,744)   L  4,439
                                         -------    -------    -------    --------    --------
Net income/(loss) per share............  L 0.011    L(0.044)   L(0.078)   L (0.205)   L  0.029
                                         -------    -------    -------    --------    --------
Shares used to compute net
  income/(loss) per share..............   77,072     82,183     92,364     101,077     150,579
                                         -------    -------    -------    --------    --------
Equivalent net (loss)/income per ADS...  L 0.046    L(0.177)   L(0.313)   L (0.821)   L  0.118

CONSOLIDATED BALANCE SHEETS DATA (IN THOUSANDS):

AMOUNTS IN ACCORDANCE WITH U.K. GAAP:

                                                        YEAR ENDED 31 DECEMBER
                                         -----------------------------------------------------
                                          1994       1995       1996        1997        1998
                                         -------    -------    -------    --------    --------
Working Capital........................  L 9,149    L21,313    L 9,581    L 19,957    L(10,357)
Total assets...........................   18,843     39,035     33,705     124,510     109,542
Long-term liabilities..................    2,342      1,742        938     170,264     144,438
Ordinary shareholders' equity..........   13,481     31,659     26,037     (90,955)    (93,741)

DIVIDENDS

     Dialog has never declared or paid any cash dividends on its Ordinary Shares. Any payment of dividends would be subject, under English law, to the Companies Act 1985, which requires that all dividends must be approved by the Company's Board of Directors and, in some cases, the shareholders, and may only be paid from the Company's distributable profits and only to the extent that the Company has retained earnings, both determined on an unconsolidated basis.

EXCHANGE RATES

     The following table sets forth, for the period and dates indicated, the average, high, low and end of period Midmarket Rates for pounds sterling expressed in U.S. dollars per pound sterling. These translations should not be construed as a representation that the pounds sterling amounts actually represent such dollar amounts or could be converted into dollars at such rates. Such rates are not used by the Company in the preparation of its Financial Statements included elsewhere herein.

          YEAR ENDED 31 DECEMBER             AVERAGE(1)     HIGH      LOW      PERIOD END
          ----------------------             ----------    ------    ------    ----------
1994.......................................    $1.532      $1.643    $1.460     $  1.565
1995.......................................     1.578       1.641     1.527        1.553
1996.......................................     1.562       1.711     1.497        1.711
1997.......................................     1.634       1.711     1.578        1.645
1998.......................................     1.658       1.719     1.615        1.664
1999(through May 21).......................     1.626       1.664     1.590        1.601(1)

---------------
(1) Represents the average of the Midmarket Rates on the last day of each month during the relevant period. On 21 May 1999 the Midmarket Rate was $1.601 to L1.00.

     Fluctuations in the exchange rate between the pound sterling and the U.S. dollar will affect the U.S. dollar amounts received by holders of the ADSs upon conversion by the Depositary of cash dividends paid in pounds sterling on the Ordinary Shares represented by the ADSs in the event of dividends being declared and may affect the relative market prices of the ADSs in the U.S. and the Ordinary Shares in the U.K.

     The Company does not believe that changes in the exchange rates have had a material effect on revenues from international operations. However, management anticipate that the continued strength of sterling in the first quarter of 1999 will have an adverse impact on reported revenues.

ITEM 9.MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF THE COMPANY

     The following discussion contains forward-looking statements based on assumptions and estimates that are subject to significant uncertainty and contingency. The Company's operating results could differ substantially. A discussion of certain risks that could affect the Company's performance is set forth under the caption "Item 1 -- Description of Business -- Risk Factors." The Company disclaims any obligation to update these forward-looking statements for subsequent events or circumstances.

     The following discussion relates to the historical consolidated results of operations and financial condition of the Company and should be read in conjunction with the Consolidated Financial Statements of the Company included in the 1998 Annual Report to Shareholders, which are prepared in accordance with U.K. GAAP. A summary of the differences between U.K. GAAP and U.S. GAAP, a reconciliation to U.S. GAAP and a condensed U.S. GAAP balance sheet are set forth in Note 29 of the Notes to the Financial Statements. The most significant differences between U.S. GAAP and U.K. GAAP as they relate to the Company (which primarily relate to the treatment of purchased goodwill, the timing of the recognition of subscription revenue and the treatment of product development costs) are described in Note 29 to the Consolidated Financial Statements of the Company included elsewhere herein. Except as noted below, all information and discussion for the Company relates to the financial statements prepared in accordance with U.K. GAAP. There are significant accounting differences in the treatment of KRII resulting from the Acquisition. Under U.K. GAAP, all of the goodwill and other intangible assets associated with the Acquisition were written off upon completion of the Acquisition. Under U.S. GAAP, these assets are amortized over the their ensuing life of 3 to 40 years.

     The operating results for KRII are included from the date of acquisition, 14 November 1997, only. Accordingly, period comparisons may not be meaningful. In any event, M.A.I.D.'s historical operating results are not indicative of the nature of the Company's business and operating results subsequent to the Acquisition. A detailed discussion of the operating results of KRII prior to the Acquisition are set forth in the Company's Form F-4, dated 20 February 1998, on file with the Securities and Exchange Commission.

SUMMARY

     Group sales of L170.8 million in 1998 compare to reported sales of L46.1 million in 1997. Prior to the acquisition, KRII had been loss-making and the old M.A.I.D. business had achieved a profit of L382,000 for the year ended 31 December 1997. The acquisition of KRII and subsequent merger of business operations allowed for considerable cost savings. As a result, the Company achieved profit before tax (excluding restructuring and other exceptional costs) of L8.4 million for 1998 compared to a loss before tax (excluding restructuring and other exceptional costs) of L5.9 million in 1997. After restructuring and other exceptional costs, a pre-tax profit of L5.6 million was achieved.

     The acquisition of KRII required a significant fund-raising exercise to pay for the acquisition at a price, including a working capital adjustment, of $434
(L261) million, as well as funding the additional costs necessary to restructure the enlarged business. The funds were raised through a mixture of equity, and debt in the amount of $272.5 million. During 1998 the Company serviced debt interest of $25.3 (L15.3) million and repaid senior debt in the amount of $15.9 (L9.6) million. The Company ended the year with total indebtedness of $256.6 (L154.2) million.

     The online information market is influenced by rapidly changing technology, changes in customer needs and frequent introductions of new or enhanced products and services. Accordingly, the Company believes that its future success will depend to a great extent upon its ability to meet these changes by enhancing its products and services, increasing its market presence and the market's awareness of the Company's brand names and developing and introducing new products and services on a timely basis. The Company intends to finance these activities through cash generated from its operations and through borrowings under its Senior Credit Facilities. See "Business -- Risk Factors -- Rapid Technological Change and Dependence on New Products and Services" and "Liquidity and Capital Resources."

     The Company's reported revenues and results from operations are subject to material changes in exchange rates. The principal foreign currencies to which the operations are currently exposed are the U.S. Dollar and the Swiss Franc. The average rates of exchange for U.S. Dollars to Pounds Sterling, as used by the Company in the preparation of its Consolidated Financial Statements, were U.S.$:L 1.5730 in 1996, U.S.$:L 1.5401 in 1997 and U.S.$:L 1.6576 in 1998.

RESULTS OF OPERATIONS

FISCAL YEARS ENDED 31 DECEMBER 1998 AND 1997

     REVENUE. Group turnover of L170.8 million in 1998 represents the first full year of operations following the acquisition of KRII and compares to reported sales of L46.1 million in 1997. The revenues of KRII had been in steady decline since 1996 and the rate of decline increased throughout 1997 as the acquisition process came to its conclusion on 14 November 1997. As a consequence, Dialog commenced the year 1998 with a lower revenue base than the pro-forma combined average for 1997. Compared with the pro-forma revenues of M.A.I.D. and KRII combined for 1997 of L183.5 million, Dialog revenues for 1998 show a 6.9% decline.

     On 2 February 1999 the Company announced the creation of three new operating divisions: the Information Services Division; the Web Solutions and Internet Software Division; and the eCommerce Division. For 1998 their respective revenues amounted to 96.8%, 2.4% and 0%. In addition, the Company recognized non-recurring guaranteed minimum royalties of L1.4 million (0.8%).

  Information Services Division (ISD)

     This division characterizes the development and expansion of the existing online information business to information professionals and end-users. The main product lines include Dialog, DataStar, Profound and CD-ROM which represent 71%, 14%, 10% and 5% respectively of total divisional sales for 1998.

     Management's objective for the year was to halt the historic KRII declining revenue trends and return them to growth. Following extensive customer hosting sessions in the opening months of 1998, the Company experienced a positive trend in both usage volumes and ISD revenues in the first quarter.

     Through the acquisition process it had been identified that 24% of Dialog revenues, or approximately $50 million, were based upon an hourly connect pricing model. Given the Company's intention to release Internet-based interfaces to the Dialog content, this would have accelerated the decline in this element of revenues, as the Internet is a far quicker and more efficient way for customers to gain access.

     Therefore, in the second quarter, a series of price modifications were announced to our customers. These were met with skepticism and concern from both customers and the trade press. Additional modifications were announced and made effective from September 1. These modifications had the effect of providing the average Dialog customer with an estimated 10% price discount, which also had the consequential effect of lowering the Dialog revenue base from which to build. Since September 1998, however, the average for daily usage volumes has increased.

     Our efforts to turn around the declining DataStar revenues were ineffective until we formally announced in June 1998 our commitment to building the DataStar brand, headquartered in Bern, Switzerland. From that point, DataStar has performed well, albeit from a lower revenue base.

     Profound, which includes its subscription element and higher margins, was not actively promoted during 1998, as the newly integrated sales teams focused more closely on solidifying the larger Dialog revenue base and converting customers to annual fixed price commitments.

     Under U.K. GAAP subscription revenues are recognized when contractually due and invoiced and the Company provides in full for the cost of the related service obligations. Under U.S. GAAP, subscriptions are recognized rateably over the subscription term which is usually twelve months. No adjustment is required under U.S. GAAP for the "modular pricing" subscriptions since these subscriptions are recognized rateably over the subscription term.

     CD-ROM revenues are recognized ratably over the annual life of the contracts sold. As a result of the Company's merger activities, the CD-ROM division moved its headquarter functions from California to Oxford during the fourth quarter of 1998. This did have a disruptive effect in the short term that will impact the reported revenues for 1999. The move, which was successfully completed by the year-end, provides a lower cost base and a firm foundation for the future success of our CD-ROM operations.

  Web Solutions and Internet Software Division (WSD)

     This division was established to license InfoSort and Muscat search technologies for corporate knowledge management solutions.

     During 1998 the Company was successful in winning and implementing special projects including both the Department of Trade and Industry (DTI) and the British Broadcasting Corporation (BBC), and recognized L2.5 million in revenues for the sale of technology and subsequent implementation at the customer site. Building on existing proprietary technology and expertise gained during 1998, the WSD intends to build upon the growing demand for knowledge management solutions that bring together internal and external information into a simple searchable solution.

     In August 1997, the Company acquired a 70% stake in Muscat, which in 1998 achieved third party sales of L1.2 million for search engine licenses and royalties from customers including Reuters, PA News Media, Interactive Collector, DHL and the United Nations.

     In addition, it is anticipated that WSD will generate revenues from the development of a powerful Web search service for businesses using the Internet to utilize Dialog's professional search capabilities when interrogating the Web.

  eCommerce Division

     In July 1998, Dialog announced its plans to target the electronic commerce (eCommerce) market with a strategic focus on business-to-business applications that leverage the Company's alliance and customer base.

     The Company subsequently acquired 100% of the Oxford-based Write Works Ltd in November 1998, which had developed the U.K.'s first online purchasing and management control system for businesses. With an existing client base of over 100 corporations including TK Maxx, ISS, EMI Music and Action Aid, Write Works' monthly sales tripled between January and September 1998. At the date of acquisition, its procurement systems accounted for annualized sales in excess of L750,000. Dialog's 1998 eCommerce revenues of L77,000 were derived entirely from the activity of the Write Works Internet procurement service during the last six weeks of the year. This service was rebranded as OfficeShopper immediately following the acquisition.

     Our strategy for 1999 and beyond involves the rollout of OfficeShopper.com to the business community worldwide, leveraging the substantial Dialog customer base and licensing the underlying eCommerce technology to enable businesses to create their own eCommerce solutions.

     GEOGRAPHICAL ANALYSIS OF REVENUE. As a result of the acquisition of KRII, the Company is the largest online general reference service in the U.S., the largest archival service in Europe, and provides the largest English language service in Japan (source: Simba Information, Inc.).

     Revenues from overseas operations outside the United Kingdom increased by 311% from L32.1 million in 1997 to L131.8 million in 1998, which compares to a 151% year on year increase in 1997. Overseas revenues now represent 77% of total revenues, compared with 70% in 1997 and 60% in 1996.

     The increase in revenues from overseas operations is mainly attributable to North America, where revenues increased by 376% year on year. This resulted from the impact of the acquisition of KRII.

     COST OF SALES. Cost of sales increased by 316% from L17.2 million in 1997 to L71.6 million in 1998 and represented 37% and 42% of total turnover respectively.

     Due to the relative weighting of revenues to ISD, cost of sales consists primarily of royalties paid by the Company to content publishers, whose information is downloaded by a user through the Company's services. Also relating to the Information Services Division are telecommunications charges and computer processing costs, and, to a lesser degree, annual fixed fees paid to some content providers irrespective of the level of usage of that provider's information.

     The significant increase in cost of sales from L17.2 million to L71.3 million for ISD reflects the Company's recognition of our first full year's revenue from the merged operations of M.A.I.D. and KRII, which for 1997 included the KRII usage revenues for the last six weeks of the year only. Due to the relative weighting of the KRII revenues, which are predominantly usage-based, compared to the revenues of M.A.I.D., which included a large subscription element with negligible associated costs, the gross margin achieved in 1998 of 56.9% is more representative of the ISD margin anticipated by management.

     Cost of sales for the newly formed WSD is anticipated to be lower as technology-based sales, which consist of license fees and royalties, have minimal associated direct costs. For 1998 the Company achieved revenues of L4.0 million, with negligible cost of sales. There were no comparable revenues for 1997.

     In 1998 Write Works Ltd cost of sales represented 81% of sales, which sets the benchmark expectation for our eCommerce Division's future activities.

     OPERATING COSTS (EXCLUDING AMORTIZATION OF DEVELOPMENT COSTS AND RESTRUCTURING COSTS). The integration of KRII and M.A.I.D. involved a reduction in workforce of some 24% and the termination of 16 out of a total 57 office leases, the cost of which was fully provided for as a restructuring cost in 1997. By reducing the scale of duplicated functions and by aligning the KRII business model with that of M.A.I.D., management achieved a L28 million, or 33%, reduction in the 1997 half year annualized operating cost base of the combined entity. This exceeded management's expectations by L7 million.

     DISTRIBUTION COSTS (EXCLUDING RESTRUCTURING COSTS). Distribution costs consist of salaries and commissions paid to sales staff and account managers, travel and entertainment and similar expenses incurred by sales personnel, and marketing expenses, including advertisements, marketing literature and trade shows.

     As a result of the Acquisition, total distribution costs (before restructuring costs) for the year were L21.6 million compared to L15.7 million for 1997, which represent 12.7% and 34.1% of revenues respectively. The significant reduction in distribution costs as a percentage of revenues was achieved by successfully eliminating duplicate functions and improving efficiencies of the combined sales operations of the enlarged Group. Following the release of new products in the second half of 1998, additional sales and sales support staff were added, which will have the effect of increasing distribution costs in 1999. The Company had 351 sales personnel at the year-end and is currently represented in 39 countries.

     ADMINISTRATION EXPENSES (EXCLUDING RESTRUCTURING COSTS). As a result of the Acquisition, total administration expenses (before restructuring costs) for the year were L44.2 million compared to L13.4 million for 1997, which represent 25.9% and 29.1% of revenues respectively.

     Administration expenses consist of all facilities costs (including the Company's main offices in London, California, North Carolina and Bern, Switzerland, which house the Company's management, sales, administrative and editorial staff, and the Company's data centers); remuneration for all employees other than persons directly involved in selling or account management; and operating expenses for the Company's data centers (other than telecommunications and processing charges included in cost of sales as described above).

     The reduction in staff levels and facilities has led to savings in administration expenses when compared to the pro-forma combined Group results for the prior year.

     AMORTIZATION OF PRODUCT DEVELOPMENT COSTS. The amortization of capitalized product development costs for the Company amounted to L7.8 million, compared to L3.6 million amortized in 1997. The amortization charge reflects the first full year of amortization of the combined entity and benefits from the rationalization derived from merging two companies which previously had been developing products and technological implementations for the same market.

     The Company continues to review on a regular basis the carrying value of capitalized development costs to ensure their appropriateness. During 1998 the Company made significant technological advances in developing and releasing new Internet-based interfaces to the Dialog and DataStar content.

     The majority of product development costs are amortized over 36 months with effect from the date of commercial release, in accordance with our stated accounting policy.

     The amortization charge for 1998 includes amortization of costs associated with previously capitalized development projects relating to Profound, Profound for the Internet, DialogWeb, World Reporter and various completed Dialog databases, together with DialogSelect with effect from the second half of the year. Development costs associated with the KRII business gave rise to an additional amortization charge of L344,000 for the six week period ended 31 December 1997.

     Included within amortization for the year is L1.7 million, relating to amortized database development costs in respect of the activities of Responsive Database Services (RDS).

     OPERATING PROFIT. The operating profit (before restructuring costs and other exceptional items) of L25.6 million compares to a loss of L3.8 million in 1997. On revenues of L170.8 million, this represents an operating margin of 15%, which compares to an operating margin of 3% based upon the combined achievements of L5.2 million achieved in 1997 by both M.A.I.D. and KRII merged on a pro-forma basis.

     RESTRUCTURING COSTS AND OTHER EXCEPTIONAL ITEMS. The exceptional restructuring charge booked in 1998 of L2.6 million relates to the move of our U.S. headquarters from Mountain View, California to Cary, North Carolina (L1.8 million), anticipated additional costs arising from the termination of property leases (L1.6 million) and various other restructuring charges (L0.9 million), relating primarily to the integration of the sales force and one-off customer hostings. These costs have been offset by a write back of L1.2 million relating to data center convergence costs and L0.5 million relating to the removal of the Knight-Ridder Information name. The move to Cary, North Carolina will allow the Company to benefit from lower operating costs in the North Carolina Research Triangle and was successfully completed by the year-end.

     The exceptional restructuring costs for 1997 consist of a non-cash write-off of capitalized development costs in the sum of L8.0 million, together with L10.6 million in respect of costs and provisions relating to the one time expense associated with the KRII and M.A.I.D. merger activities. These activities were completed in the year under review, and gave rise to a cash outflow of L6.9 million in the current year.

     In 1997 the Company recognized an exceptional gain totaling L4.0 million relating to the transfer of its 'Internet in Hotel' technology and associated distribution contracts to Fourth Network Inc., in exchange for an equity stake in the company. During 1998, the Board has been closely monitoring its investment in Fourth Network Inc., which had expected to achieve an IPO or alternative significant fund-raising. As this has not occurred to date, the Board determined that it would be prudent to write down 50% of its investment creating an exceptional charge of L2.3 million and cease recognition of future minimum guaranteed revenues arising from the distribution contracts transferred. During the first three-quarters of 1998, the Company recognized total royalties of L1.4 million compared to L1.8 million in 1997.

     In 1998, the Company disposed of its non-core investments in Easynet Group plc and NewsEdge Corporation, realizing gross proceeds of L7.1 million and an exceptional gain of L2.1 million. The proceeds were used to accelerate the Company's repayment of debt.

     INTEREST INCOME AND INTEREST EXPENSE. Net interest payable of L17.2 million compares to L2.2 million for 1997. The debt interest serviced during 1997 included L2.4 million of interest payable in respect of the debt financing for the acquisition of KRII for the last six weeks of the year.

     The acquisition of KRII required a significant fund-raising exercise, which included $272.5 (L163.8) million of debt. The debt raised consisted of a $92.5 (L55.6) million senior secured facility upon which interest is calculated at the rate of 2.25 percentage points over U.S. Libor which was 5.09% as at 31 December 1998. The balance of $180.0 (L108.2) million relates to the subordinated loan notes, which are registered on the London Stock Exchange and carry a fixed interest rate of 11%.

     The Company has obligations, in addition to interest charges, to repay $21.9 (L13.2) million of senior debt in 1999.

     Included within the net interest expense of L17.2 million is L0.9 million of amortized bank debt fees that will continue to recur over the life of our loan arrangements. Bank and related fees amounting to L6.9 million were paid in connection with the debt raised to acquire KRII, and the unamortized value is netted off against the carrying value of our loan indebtedness in accordance with FRS4.

     TAXATION. The Company's tax charge for 1998 relates entirely to the tax arising on the profitable performance of its foreign sales subsidiaries. No tax arises in the U.K. or U.S. as a result of past tax losses and tax losses carried forward are approximately L15 million in the U.K., L8.7 ($14.5) million in the U.S. and L1.6 (CHF 3.7) million in Switzerland.

     As a result of the acquisition of KRII, the Company wrote off L204 ($337) million of goodwill in 1997 to reserves in accordance with U.K. GAAP. This differs from the tax treatment in the U.S. that allows such goodwill to be written off over a 15 year period. As the acquisition was made through The Dialog Corporation Inc., a wholly owned U.S. subsidiary, it is anticipated that the Company will benefit from such tax amortization over the next 15 years, as it is envisaged that the Company's U.S. operations will be profitable in future years.

     EARNINGS PER SHARE (EPS). The Company achieved an EPS of 4.8 (equivalent to
19.3 pence per ADR) pence before restructuring costs and other exceptional items, compared to a loss of 6.2 pence per share (equivalent to 24.7 pence per ADR) for 1997.

     After accounting for restructuring costs and other exceptional items, the Company achieved an EPS of 2.9 pence (equivalent to 11.8 pence per ADR), compared to a loss of 20.5 pence per share (equivalent to 82.1 pence per ADR) for 1997.

     The dilutive impact of the Company's outstanding options did not have a material effect on the reported EPS.

     NET LOSS. Due to substantial difference under U.S. GAAP regarding acquisition accounting, revenue recognition and research and development expenses, the net loss under U.S. GAAP increased from L25.3 million in 1997 to L34.1 million in 1998.

FISCAL YEAR ENDED DECEMBER 31, 1997 AND 1996

     Revenue. Revenue of L46.1 million in 1997, which includes L17.5 million of revenues generated by companies acquired, reflected an overall increase of 115% over 1996. Core M.A.I.D. revenues accounted for L28.5 million, reflecting a 33% increase over 1996. The mix of revenues has already been impacted by the addition of the KRII revenue stream with effect from 14 November 1997. Usage revenues, subscription revenues and other income amounted to 61%, 31% and 8% respectively of total revenues during the year ended 31 December 1997; this compares with 44%, 53% and 3% respectively during the year ended 31 December 1996.

     Other revenues in 1997 amounted to L3.8 million compared to L0.6 million in 1996. In 1997, other revenues principally related to fees arising from various alliance agreements signed during the year, including Primedia (iafrica) and the South China Morning Post, for the design and implementation of Internet-based business information services. Other revenues in 1996 principally related to fees arising from the alliance agreement with CompuServe, for whom an Internet-based business information service was designed during 1996 which continued to generate revenues throughout the following year. The Company recognized L1.8 million of guaranteed minimum royalties from Fourth Communications Network Inc. ("4th Network") relating to the provision of high-speed Internet access in hotel rooms, following the Company's transfer of related technology to 4th Network in the first quarter of 1997. The acquisition of Muscat Ltd. added L0.4 million of predominantly royalty-related sales during the remainder of the year. These revenues are derived from a strong customer base and typically have a very high gross margin.

     Geographical Analysis of Revenue. Revenue from overseas operations outside the United Kingdom increased by 151% from L12.8 million in 1996 to L32.1 million in 1997, which compares to an 82% year on year increase in 1996.

     The increase in revenues from overseas operations is mainly attributable to North America, where revenues increased by 191% year on year. This resulted from the continued growth in M.A.I.D.'s North American operations, together with the impact of the acquisition of KRII, whose North American revenues constituted approximately 62% during the last six weeks of the year.

     Cost of Sales. Costs of sales increased by 137% from L7.2 million in 1996 to L17.2 million in 1997, and represented 34% and 37% of total turnover respectively due mainly to the larger subscription and alliance component of the M.A.I.D. stand-alone revenues.

     Distribution Costs (excluding Restructuring Costs). For the M.A.I.D. stand-alone business, distribution costs decreased 9% to L9.1 million in 1997 from L9.9 million in 1996. As previously reported, M.A.I.D. substantially expanded its sales force in 1996 in order to increase revenue, with the result that distribution costs during the second half of 1996 increased to L5.8 million. During the first half of 1997, M.A.I.D. refined its sales efforts, particularly in the U.S., with a view to adding and retaining customers that would yield higher long-term value. The reduction in expenses reflected a decrease in telemarketing staff used to screen customer leads for sales staff, together with a modification to the commission structure. Distribution costs were further reduced in November 1997 when, a result of the acquisition, certain of the M.A.I.D. customer service staff were replaced by more experienced KRII customer service personnel.

     The 1997 year-end result reflects an adjustment made in the fourth quarter relating to M.A.I.D.'s reorganization of distributorship contracts in Japan and South Africa. The L267,000 of associated net cost incurred during the first quarter of 1997 was originally treated as an exceptional item, but given the decreased materiality of this amount following the acquisition of KRII, these costs were reallocated to distribution expenses in the fourth quarter.

     As a result of the acquisition, the total distribution costs for the continuing business (before restructuring costs) were L15.7 million.

     Administration Expenses (excluding Restructuring Costs). Administration expenses for the continuing business (before restructuring costs), including L2.4 million in respect of acquired businesses, increased from L10.0 million in 1996 to L13.4 million in 1997.

     For the M.A.I.D. stand-alone business these costs remained relatively constant since the fourth quarter of 1996. Administration expenses also included a provision of $1.0 million (L0.6 million) against total amounts due from 4th Network.

     Amortization of Product Development Costs (excluding Restructuring
Costs). The amortization of capitalized product development costs for the Group amounted to L3.6 million, which included an increase from L2.2 million in 1996 to L3.2 million in 1997 for the M.A.I.D. stand-alone business. The increase reflects a full annual charge for the CompuServe CSiWatchlist product and various other alliance product development projects, the costs of which commenced amortization in the fourth quarter of 1996. In addition, in September, 1997 the Company commenced amortizing the capitalized costs relating to Profound LiveWire and Profound Intranets, both made available for commercial release during the month. Development costs associated with the KRII business gave rise to an amortization charge of L344,000 for the six week period ended 31 December 1997.

     As a result of the acquisition, management reviewed the value of capitalized development costs of both M.A.I.D. and KRII to ensure that, given the enlarged group's combined product and information technology development strategy for 1998 and beyond, all capitalized costs remain justifiable. Included with the exceptional restructuring costs for the year was an L8.0 million write-off of such costs where both stand-alone companies had developed similar products or technological implementations of the same type, thus rendering one or other without commercial value.

     Operating Loss. The 1997 operating loss of L22.3 million is stated after an exceptional restructuring charge of L18.6 million relating entirely to costs arising as a result of the integration of KRII. The operating loss before exceptional costs was L3.8 million, which compared with an operating loss of L7.9 million in 1996.

     The exceptional restructuring charges consisted of a non-cash write-off of capitalized development costs in the sum of L8.0 million, representing 27% of the combined capitalized development costs of the continuing businesses referred to above. The remaining L10.6 million can be analyzed as follows:

     - L5.3 million related to a provision for costs associated with the planned integration of the M.A.I.D. and KRII data center activities;

     - L2.2 million related to the provision for closure costs associated with the termination of 16 property leases out of the total of 57 office leases that existed after the acquisition;

     - L1.5 million related to the severance costs that arose from the reduction in workforce that took effect in the first few weeks after the acquisition;

     - L1.3 million related to a provision for costs associated with the removal of the Knight-Ridder name and logo from all printed material, product and signage; and

     - L0.3 million related to various restructuring charges that had either been incurred before the year end or were anticipated to be incurred shortly thereafter.

     Exceptional Gain. The exceptional gain totaling L4.0 million related to the transfer of M.A.I.D.'s "Internet in Hotel" technology and distribution contracts to 4th Network in February 1997.

     Interest Income and Interest Expense. Net interest expense of L2.2 million included L2.4 million of interest expense in respect of the debt financing for the acquisition of KRII for the last six weeks of the year. For the M.A.I.D. stand-alone business, net interest receivable fell from L838,000 in 1996 to L108,000 in 1997 due to a reduction in cash on deposit. The higher cash balances during 1996 reflected the receipt of net proceeds of L21.8 million raised from the issue of American Depository Receipts (ADRs) in November 1995, offset by the investment of these proceeds in the development of the Company's infrastructure and product development, together with the settlement of accrued expenses relating to the ADR issue. The interest income in 1996 included a realized exchange gain of L0.2 million following the conversion in May 1996 of the residual U.S. dollar ADR proceeds into Sterling.

     The opening cash deposit in 1997 amounted to L8.0 million. The funds raised for the Acquisition included some funding for the exceptional restructuring costs referred to above, many of which had not been incurred by the year-end. The closing cash position for the year was L13.7 million.

     Taxation. The Group's tax charge for 1997 related entirely to the tax arising on the profitable performance of its foreign sales subsidiaries. At December 1997, the Group had total net operating tax losses carried forward of approximately L13 million in the U.K. and $6 million in the U.S.

     Net loss. Due to substantial difference under U.S. GAAP regarding acquisition accounting, revenue recognition and research and development expenses, the net loss under U.S. GAAP increased from L10.9 million in 1996 to L25.2 million in 1997.

LIQUIDITY AND CAPITAL RESOURCES

     The Acquisition in November 1997 for a price, including a working capital adjustment of $434 (L261) million, required a significant fund-raising exercise. In addition, further funds were required to restructure the enlarged business. The funds were raised through the issuance of 54.5 million Ordinary Shares for gross proceeds of L120 million, and dollar denominated debt in the amount of $272.5 million, equivalent to L160.8 million at the time. During 1998 the Company serviced debt interest of L15.3 million, as well as selling certain quoted investments and repaying senior debt in the amount of L9.6 million. The Company ended the year with total gross indebtedness of $257.0 (L154.5) million.

     The Company's operating activities generated net cash of L34.2 million during the year ended December 31, 1998, compared to L3.2 million in 1997. The cash generated in 1998 from operating activities is shown net of L6.9 million of costs relating to the one-off restructuring charges arising from the merger activity of KRII and M.A.I.D.

     The Company incurred net capital expenditure of L18.8 million during the year 1998, compared to L4.6 million during the year ended 31 December 1997. The net capital expenditure of L18.8 million is lower than the pro-forma capital spend of both KRII and M.A.I.D. combined, both of which were independently spending money on developing products and technological implementations for the same market.

     The Company's capital expenditure requirements are primarily for product development, computer equipment for the Company's data centers and other operations, related software, leasehold improvements and office equipment. For 1999, the Company estimates that its total capital expenditure requirements will approximate to the levels expended in 1998 of L13.5 million on product development and L5.5 million on fixed asset additions.

     Under U.K. GAAP, for the presentation of cash flow statements, cash is defined as cash in hand and deposits repayable on demand. Deposits are repayable on demand if they can be withdrawn at any time without notice and without penalty or if a maturity or period of notice of not more than 24 hours or one working day has been agreed. Movements on deposits that are not repayable on demand are disclosed in the main body of the cash flow statement.

     During the year ended 31 December 1998 net receipts from the sale of cash deposits with an original maturity of less than one year amounted to L620,000, which compares to L5.4 million for 1997.

     During the year, the Company made certain revisions to the fair value of the assets and liabilities assumed upon the acquisition of KRII. The cash impact of these fair value adjustments amounted to an outflow of cash of L2.3 million and consisted primarily of additional funding of the non-core businesses through to the date of disposal together with payments made under certain onerous contracts.

     In October, Dialog exercised its option to purchase Responsive Database Services, Inc. (RDS) for cash of $2.85 (L1.7) million. RDS's electronic information resources are used by business professionals and in public, academic and special libraries. Dialog has historically provided all financing for RDS and, accordingly, has consolidated its results within the Group financial statements. Goodwill of $2.85 (L1.7) million arising as a result of this transaction was capitalized and is being amortized to the profit and loss account.

     In November, Dialog acquired the entire share capital of Write Works' Ltd for a total maximum consideration of L6.0 million. Write Works Ltd, located in Oxford, has developed the U.K.'s first online purchasing and management control system for businesses. The consideration was satisfied through an initial payment of L1.0 million in cash and approximately L1.2 million in shares issued by Dialog (at a price of L1.66 per share). Further consideration of up to a maximum of L3.8 million in cash and shares (cash of L2.8 million and shares of L1.0 million) will be paid on the achievement of Write Works' earnings targets over the next two years. Goodwill of L6.0 million arising as a result of this transaction was capitalized and is being amortized to the profit and loss account.

     In addition, the Company is committed (i) to pay its proportionate share of the development costs for World Reporter, along with Dow Jones Information Publishing, Inc. and FT Business Enterprises Limited through to 2001 (approximately L3.9 million at 31 December 1998), and (ii) under the terms of a joint venture agreement with Frost & Sullivan, to provide monthly funding of $200,000 until June 1999.

     The Company had cash at bank and in hand on 31 December 1998 of L4.5 million, compared to L13.7 million on 31 December 1997. In addition, the Company has a revolving bank facility of $25.0 (L15.0) million available, which was undrawn at 31 December 1998. The Company has subsequently drawn down $19.0 (L11.4) million since 31 December 1998.

     On 17 May 1999, the Company announced that it had secured an additional $25 million facility from The Chase Manhattan Bank that has enabled the release of some of the funds previously earmarked for debt repayments to be invested in the high growth market opportunities of Information Services, Web Solutions and eCommerce. The additional facility increases the size of the Senior Credit Facility by $11.5 million.

     The Company has obligations, in addition to interest charges, to repay $21.9 (L13.2) million of senior debt in 1999. In addition to focusing considerable efforts on driving revenues for the core business, management continues to explore a number of strategic initiatives and is actively engaged in discussions which, subject to their outcome, will result in a substantial reduction of the Group debt.

     The Company has complied with its debt covenants during 1998 and expects to meet its covenants for the current year and beyond.

     Assets held for resale. On 2 February 1999, the Company announced the disposal of CARL library systems and the UnCover document delivery business for gross proceeds of $2.25 (L1.4) million. Both CARL and UnCover were acquired as part of the acquisition of KRII and were not core to the Dialog product offering. The disposal proceeds included an interest-bearing vendor loan note of $1.25 million due in two years. After accounting for associated disposal costs, the balance of L992,000 is shown as 'assets held for resale' within current assets. Management originally anticipated achieving a higher sale price for these businesses and therefore recognized a higher estimated value as at December 1997. The difference between the estimated and actual disposal price has been reflected as an adjustment to fair value, with the difference arising treated as goodwill and written off directly to reserves. The operating results for these non-core businesses for the period beginning 14 November 1997 have been excluded from the Group's consolidated profit and loss account.

     Investments. These include strategic investments in non-quoted companies including: Frost & Sullivan (L4.8 million), a leading market research company; Teltech Resources (L3.0 million), a redistributor of Dialog content; Fourth Network Inc. (L2.3 million), which provides hotel room Internet access; and Frost & Sullivan Electronic Distribution LLC, a joint venture (L2.2 million). The Board has written down the investment in Fourth Network Inc. by 50% from its previous carrying value of L4.6 million.

     Included on the balance sheet for 1997 were investments in Easynet Group plc (L2.1 million) and NewsEdge Corporation (L2.9 million), which were both sold in May 1998 for L7.1 million, thereby realizing a gain of L2.1 million. The proceeds were used to repay debt.

YEAR 2000

     The Dialog Corporation is engaged in a multi-faceted program to address Year 2000 compliance issues so that our customers will enjoy uninterrupted access to the Company's collection of online information.

     The program has identified three categories of risk: computer systems that are supported in-house; systems and equipment not supported in-house, including equipment with embedded microprocessors; and business partners of the Company, including the risk that problems encountered by our business partners adversely affect the operations of our business.

     In order to determine the scale of the Year 2000 problem, The Company has completed an analysis of our business processes and the systems used to support these processes. The overall objective for Year 2000 compliance is to ensure that there is no disruption to these processes and that the interpretation and use of date information throughout the Company's products and services will function properly with the date change. In particular, software changes will be implemented so that customers will be able to search date fields in all our databases with either two or four digits. A key goal is to achieve compliance by September 1999 with the minimum of disruption to our customers and business partners.

     The total cost of achieving Year 2000 compliance can only be broadly estimated at this particular point in time, especially as compliance is largely to be achieved through the use of existing internal resources. However, it is estimated that the total cost to the Group is likely to be L3 million, approximately L1 million of which has already been incurred.

     Management appreciates that information about the Company's plans in this area is of great interest to both our investors and users. To this end, management is providing regular updates on the progress of Year 2000 activities on the Company's Web site.

EURO

     The Company sees the introduction of the European single currency in January 1999 as a strong business opportunity and has drawn up one common Euro price list for Profound for use in all countries affected by the introduction of the Euro. With effect from 1 February 1999, all customers in these countries are now billed in Euros. Customers using the Dialog and DataStar services, although billed in U.S. Dollars and Swiss Francs, have also been given the option to settle their bills in Euros. During the initial transitional period, customers will, of course, be free to settle in their local currency.

     The costs associated with the above changes are not significant.

OTHER MATTERS

     The Company failed to file this Form 20-F within 120 days of the end of the Company's fiscal year as required by the indenture related to the issuance by the Company of its 11% Senior Subordinated Notes due 2007 (the "Indenture"). Pursuant to that Indenture, the Company provided timely notice of default to the Trustee on behalf of all holders of the Notes issued under the Indenture. In addition, the Company was also required to provide notice of this event to the facility agent under the terms of the Senior Credit Facilities and such notice was duly provided. Under the terms of the Indenture the failure to file a report on Form 20-F does not constitute an "event of default", as defined by the Indenture, until the Trustee declares that such an event should be considered an "event of default". As of the date of this Report, the Company has not received such a declaration by the Trustee and therefore believes that the filing of this Report on or before June 30, 1999 will remedy the default as of the date of filing.

CONCLUSION

     The Group's financial position changed dramatically during 1997 with the Acquisition of KRII and the associated debt taken on to fund the transaction. As a result of the acquisition, the Company is now a market leader for the provision of professional online information, with significant revenues being generated through the Internet. The enlarged Group's operating cost structure has been materially rationalized during 1998 and the subdivision of the three operating divisions should ensure that their performance is both measurable and optimal.

ITEM 10. DIRECTORS AND OFFICERS OF REGISTRANT

     The directors and executive officers of the Company, their respective ages and their positions with the Company are set forth in the following table.

      DIRECTORS         AGE                          POSITION                          POSITION HELD SINCE
      ---------         ---                          --------                          -------------------
Michael Mander(1).....  63    Chairman of the Board (2), Director                            1988; 1987
Daniel Wagner.........  35    Chief Executive                                                      1985
Patrick Sommers.......  52    Chief Operating Officer                                              1998
David Mattey..........  36    Chief Financial Officer                                        1992; 1991
Stephen Maller........  40    Chief Technology Officer                                       1996; 1991
Jason Molle...........  34    President -- the Americas                                      1997; 1991
Ciaran Morton.........  35    President -- Europe, Middle East, Africa & Asia Pacific        1997; 1990
Ian Barton(1).........  53    Director                                                             1986
Marmaduke Hussey(1)...  75    Director                                                             1996
Allen Thomas(1).......  59    Director; Deputy Chairman                                            1997
Richard Swank(3)......  68    Director                                                       1999; 1997

---------------
(1) Non-executive director and member of the Audit, Remuneration and Nomination Committees.

(2) Michael Mander resigned as Chairman of the Board with effect from 28 May 1999. He will retire as a director after the Annual General Meeting on 1 July 1999.

(3) Non-executive director and member of the Remuneration and Nomination Committees.

     During 1998 The Dialog Corporation maintained insurance for the directors and certain employees against liabilities in relation to the Company.

     At each Annual General Meeting ("AGM") of The Dialog Corporation one third of the directors shall retire from office by rotation. A retiring director shall be eligible for re-election.

ITEM 11. COMPENSATION OF DIRECTORS AND OFFICERS

     The following Summary Compensation Table sets forth the compensation earned by the Company's directors and executive officers for services rendered in all capacities to the Company and its subsidiaries for the fiscal year ended 31 December 1998.

SUMMARY COMPENSATION TABLE

                                                                                                        AGGREGATE
                                                                                        PENSION      COMPENSATION(1)
         NAME             PRINCIPAL POSITION     FEES    SALARY    BENEFITS   BONUS   CONTRIBUTION          L
         ----           ----------------------  ------  --------   --------  -------  ------------   ---------------
Michael Mander........  Chairman of the         51,120       --         --        --        --            51,250
                        Board(2)
Daniel Wagner.........  Chief Executive             --  165,250      2,828        --        --           168,078
Patrick Sommers.......  Chief Operating             --   39,677         --        --        --            39,677
                        Officer (appointed 8
                        October 1998)
David Mattey..........  Chief Financial             --  141,586      2,794        --        --           144,380
                        Officer
Stephen Maller........  Chief Technology            --   98,625        216        --        --            98,841
                        Officer
Jason Molle...........  President -- the            --  125,200         --        --     3,314           128,514
                        Americas
Ciaran Morton.........  President -- Europe,        --  114,000     10,880        --        --           124,880
                        Middle East, Africa &
                        Asia Pacific
Ian Barton............  Director                20,000       --         --        --        --            20,000
Marmaduke Hussey......  Director                20,000       --         --        --        --            20,000
Allen Thomas..........  Deputy Chairman         20,000       --         --        --        --            20,000
Richard Swank(3)......  Director                    --       --         --        --        --                --
Derek Smith(4)........  Executive                   --  125,000     14,801        --     3,600           143,401
                        Vice-President
Graham Burrows(4).....  Executive                   --   30,894         --        --        --            30,894
                        Vice-President
                        (appointed 8 October
                        1998)
Jeff Galt.............  Executive                   --  129,613         --   110,853     3,010           243,476
                        Vice-President
                        (resigned 26 June
                        1998)
Marck Shipley.........  Director of                 --   91,606         --    62,130     2,131           155,867
                        Information
                        Technology -- U.S.
                        (resigned 30 June
                        1998)

---------------
(1) Includes non-cash compensation.

(2) Michael Mander resigned as Chairman of the Board effective from 28 May 1999. He will retire as a director after the Annual General Meeting on 1 July 1999.

(3) Richard Swank was appointed as a director on 15 March 1999.

(4) Derek Smith and Graham Burrows resigned on 2 February 1999.

     The amounts disclosed as fees paid to the Chairman were paid to Close Brothers Corporate Finance Ltd, his primary employer.

     Thomas Teichman, who resigned as an executive director on 24 May 1996, was paid L50,000 during the year under a consultancy agreement which terminated on 31 December 1998. His fees were paid to NewMedia Investors Ltd.

ITEM 12. OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

     Options to Purchase Securities

     The following table sets forth as of 21 May 1999, information as to all outstanding options to purchase Ordinary Shares of the Company held by (i) each director and executive officer of the Company, and (ii) all directors and executive officers of the Company as a group.

                                       NUMBER OF SECURITIES                         EARLIEST DATE      LATEST DATE
                                        UNDERLYING OPTIONS      EXERCISE PRICE       FROM WHICH        FROM WHICH
NAME OF DIRECTOR OR EXECUTIVE OFFICER         GRANTED           (L PER SHARE)        EXERCISABLE       EXERCISABLE
-------------------------------------  ---------------------    --------------      -------------      -----------
Michael S. Mander.................                  --                 --                   --                --
Daniel M. Wagner..................             163,636               1.10             24/03/97          24/03/04
                                                19,602               0.88             01/05/99          31/10/99
                                                30,000               1.73             30/04/01          30/04/05
                                               130,000               1.50             08/10/01          08/10/05
                                                17,045               0.99             01/07/04          31/12/04
David G. Mattey...................             122,727               1.10             24/03/97          24/03/04
                                                19,602               0.88             01/05/99          31/10/99
                                                30,000               1.73             30/04/01          30/04/05
                                               120,000               1.50             08/10/01          08/10/05
                                                17,045               0.99             01/07/04          31/12/04
Stephen Maller....................              62,727               1.10             24/03/97          24/03/04
                                                20,000               0.80             25/04/98          25/04/05
                                                17,500               2.48             04/10/98          04/10/05
                                                 7,040               0.49             01/12/99          31/05/00
                                                 2,156               0.64             01/06/00          30/11/00
                                                   308               2.24             01/12/00          31/05/01
                                                   766               1.80             01/06/01          30/11/01
                                                30,000               1.89             14/03/00          14/03/04
                                                   569               1.37             01/07/01          31/12/01
                                                30,000               1.73             30/04/01          30/04/05
                                               120,000               1.50             08/10/01          08/10/05
                                                 1,174               0.99             01/07/02          31/12/02
Jason B. Molle....................              54,545               1.10             03/24/97          03/24/01
                                                17,500               2.48             04/10/98          04/10/02
                                                30,000               1.89             14/03/00          14/03/04
                                                30,000               1.73*            30/04/99          30/04/08
                                               120,000               1.50*            08/10/99          08/10/08
                                                 2,196               1.30**           31/03/99          31/03/99
Ciaran G. Morton..................              61,364               1.10             24/03/97          24/03/04
                                                17,500               2.48             04/10/98          04/10/02
                                                35,204               0.49             01/12/99          31/05/00
                                                30,000               1.89             14/03/00          14/03/04
                                                30,000               1.73             30/04/01          30/04/05
                                               120,000               1.50             08/10/01          08/10/05
Patrick Sommers...................             200,000               1.50*            08/10/99          08/10/08
                                                 2,352               1.31**           22/04/01          22/04/01
Ian J. Barton.....................                  --                 --                   --                --
Marmaduke J. Hussey...............                  --                 --                   --                --
Allen L. Thomas...................                  --                 --                   --                --
Richard Swank.....................              26,844               2.20***          14/11/98          14/11/04
                                                16,928               1.70***          08/09/99          08/09/05

All directors and executive officers
  as a group (11 persons).........           1,756,330

---------------
* under the terms of the U.S. Stock Option Plan, options are granted in the form of ADSs at an exercise price expressed in U.S. Dollars. Options granted under the U.S. Stock Option Plan become exercisable in cumulative increments as determined by the Remuneration Committee of the Board of Directors. For the purpose of uniformity, all options detailed above are expressed in Ordinary shares and in Pounds Sterling.

** under the terms of the Employee Stock Purchase Plan, rights are granted for eligible U.S. employees to acquire beneficial ownership of Ordinary shares of the Company by purchasing ADSs. The purchase price may not be less than the lower of 85% of the fair market value of the ADSs on the offering date or 85% of the fair market value of the ADSs on the purchase date. The purchase price is accumulated by payroll deductions over the course of the offering. There are two offerings a year. For the purpose of uniformity, all rights to purchase ADSs under the Employee Stock Purchase Plan detailed above are expressed in Ordinary shares and in Pounds Sterling.

*** options granted under an individual arrangement over ADSs at the prevailing market value to Richard Swank previously during his appointment as a non-executive director of the Company's U.S. subsidiary. The options vest one year after the date of grant and remain exercisable for a further six years. For the purpose of uniformity, all options detailed above are expressed in Ordinary shares and in Pounds Sterling.

STOCK PLANS

     The Company currently has in place five stock plans; the 1994 Executive Share Option Scheme, the 1994 Saving related Share Option Scheme, the 1994 Unapproved Executive Share Option Scheme, the 1997 U.S. Stock Option Plan, and the 1998 Employee Stock Purchase Plan.

1994 EXECUTIVE SHARE OPTION SCHEME

     The Company has adopted, and the U.K. Inland Revenue has approved, the Company's 1994 Executive Share Option Scheme (the "Executive Scheme"). The Executive Scheme is administered by the Remuneration Committee of the Board of Directors of the Company. Options to acquire Ordinary Shares may be issued by the Company under the Executive Scheme until March 2004, provided that the number of Ordinary Shares issued or issuable within the preceding ten years pursuant to options issued under the Company's stock plans may not exceed, in the aggregate, 10% of the Company's outstanding Ordinary Shares. Any full-time director of the Company or its affiliates, and any other employee of the Company or its affiliates who devotes substantially all of his working time to his employment, is eligible to receive options under the Executive Scheme. Options may only be granted within 42 days following the announcement of the Company's annual and interim results.

     As of 21 May 1999, options to acquire 1,632,176 Ordinary Shares had been granted under the Executive Scheme. These options have exercise prices between L0.80 and L2.48 per Ordinary Share and exercise periods which expire between 4 October 1999 and 1 April 2009. Options to acquire a total of 447,954 Ordinary Shares have been granted under the Executive Scheme to executive officers and directors of the Company.

     Options granted under the Executive Scheme are not transferable (except upon the death of the optionee) and may not be pledged. The exercise prices of such options are determined by the Board of Directors, and may not be less than the greater of the fair market value or the nominal value of the underlying Ordinary Shares for the last trading day before the date of grant. An option granted under the Executive Scheme generally (i) becomes exercisable three years after the date on which it was granted, (ii) may not be exercised more than ten years after the date of grant and (iii) terminates upon the cessation of the optionee's employment with the Company or one of its affiliates. In certain circumstances, however, including the death, disability or retirement of the optionee, or if the optionee's employer ceases to be an affiliate of the Company, an option issued under the Executive Scheme will be exercisable notwithstanding one or more of the foregoing restrictions. In the event of a change in control of the Company, options may, with the consent of the acquiring company, be exchanged for the grant of options with similar rights for the shares of the acquiring company.

     Following the passing of the U.K. Finance Act 1996, the Executive Scheme is subject to a limitation such that no option may be granted to any person under the Executive Scheme if and to the extent that the grant of such option would cause the aggregate market value of all Ordinary Shares which that person may acquire under the Executive Scheme and any other discretionary stock option plan which has been approved by the

U.K. Inland Revenue, to exceed L30,000. For the purposes of applying this limitation, the market value of shares subject to an option is determined as at the date the option was granted.

     In the event of any increase or variation of the issued Ordinary Share capital of the Company, by way of reorganization, rights issue, consolidation or subdivision, or reduction of share capital, the exercise price and number of Ordinary Shares issuable pursuant to the exercise of outstanding options shall be adjusted by the Board of Directors in such manner as the Company's auditors confirm in writing to be fair and reasonable, subject to the prior approval of the U.K. Inland Revenue.

     The Board may, without the prior consent of the U.K. Inland Revenue, amend the Executive Scheme at any time, provided that the prior approval of the shareholders is obtained in the case of alterations to certain provisions.

1994 SAVINGS RELATED SHARE OPTION SCHEME

     The Company has adopted, and the U.K. Inland Revenue has approved, the Company's 1994 Savings Related Share Option Scheme (the "Savings Scheme") to provide employees of the Company and designated subsidiaries with an opportunity to purchase Ordinary Shares through payroll deductions. The Savings Scheme is administered by the Directors of the Company. Options to acquire Ordinary Shares may be issued by the Company under the Savings Scheme until March 2004, provided that the number of Ordinary Shares issued or issuable within the preceding ten years pursuant to options issued under the Company's stock plans may not exceed, in the aggregate, 10% of the Company's outstanding Ordinary Shares. Any employee of the Company who is a U.K. resident for tax purposes and who has achieved six months service with the Company is eligible to participate in the Savings Scheme.

     As of 21 May 1999, options to acquire 889,129 Ordinary Shares had been granted under the Savings Scheme. These options have exercise prices between L0.49 and L2.24 per Ordinary Share and exercise periods which expire between 31 October 1999 and 31 December 2004 Options to acquire a total of 120,511 Ordinary Shares have been granted under the Savings Scheme to executive officers and directors of the Company.

     Each offering period under the Savings Scheme is 14 to 21 days long. Eligible employees may participate in the Saving Scheme by authorizing payroll deductions. The amount of authorized payroll deductions may not be less than L5, nor more than L250, per month. Amounts withheld are applied at the end of 36 months in the case of a three year contract and sixty months in the case of a five year contract. At the end of the contract a bonus is paid, currently equal to two and three quarter months' contributions on a three year contract and seven months' contributions on a five year contract (formerly three months' contributions on a three year contract and nine months' contributions on a five year contract). The purchase price may not be less than the greater of 85% (formerly 80% up until December 1995) of the fair market value or the nominal value underlying the Ordinary Shares on the last trading day before the commencement of an offering period. Participants may withdraw their contributions at any time before Ordinary Shares are purchased, and such contributions will be returned to the participants with interest at the rate of 3% per annum if repayment is made on or after the first anniversary of commencement of contributions. Employees are not obligated to purchase shares at the end of the period referred to above.

1994 UNAPPROVED EXECUTIVE SHARE OPTION SCHEME

     The Company has adopted the Company's 1994 Unapproved Executive Share Option Scheme (the "Unapproved Scheme"). The Unapproved Scheme is administered by the remuneration committee of the Board of Directors of the Company. Options to acquire Ordinary Shares may be issued by the Company under the Unapproved Scheme until March 2004, provided that the number of Ordinary Shares issued or issuable within the preceding ten years pursuant to options issued under the Company's stock plans may not exceed, in the aggregate, 10% of the Company's outstanding Ordinary Shares. Any full-time director of the Company or its affiliates, and any other employee of the Company or its affiliates who devotes substantially all of his working time to his employment, is eligible to receive options under the Unapproved Scheme.

     As of 21 May 1999, options to acquire 2,724,838 Ordinary Shares had been granted under the Unapproved Scheme. These options have exercise prices between L1.10 and L2.87 per Ordinary Share and exercise periods which expire between 4 October 1999 and 1 April 2006. Options to acquire a total of 789,545 Ordinary Shares have been granted under the Unapproved Scheme to executive officers and directors of the Company.

     Options granted under the Unapproved Scheme are not transferable (except upon the death of the optionee) and may not be pledged. The exercise prices of such options are determined by the Board of Directors, and may not be less than the greater of the fair market value or the nominal value of the underlying Ordinary Shares on the date of grant. An option granted under the Unapproved Scheme generally (i) becomes exercisable three years after the date on which it was granted, (ii) may not be exercised more than seven years after the grant and
(iii) terminates upon the cessation of the optionee's employment by the Company or one of its affiliates. In certain circumstances, however, including the death, disability or retirement of the optionee, or if the optionee's employer ceases to be an affiliate of the Company, an option issued under the Unapproved Scheme will become immediately exercisable notwithstanding one or more of the foregoing restrictions. In the event of a change in control of the Company, options may, with the consent of the acquiring company, be exchanged for the grant of options with similar rights for the shares of the acquiring company.

     An optionee may not hold options under the Unapproved Scheme to the extent that the market value of the underlying Ordinary Shares, when added to the market value of Ordinary Shares which the optionee may acquire pursuant to outstanding options held by such optionee under the Unapproved Scheme and any other discretionary share option plan of the Company, exceeds eight times the optionee's annual salary and bonus, if any, during the relevant tax year.

     In the event of any increase or variation of the issued Ordinary Share capital of the Company, by way of reorganization, rights issue, consolidation or subdivision, or reduction of share capital, the exercise price and number of Ordinary Shares issuable pursuant to the exercise of outstanding options shall be adjusted by the Board of Directors in such manner as the Company's auditors confirm in writing to be fair and reasonable.

     The Board may, without the prior consent of the U.K. Inland Revenue, amend the Unapproved Scheme at any time, provided that the prior approval of the shareholders is obtained in the case of alterations to certain provisions.

1997 U.S. STOCK OPTION PLAN

     In November 1997, the Company adopted the 1997 U.S. Stock Option Plan (the "U.S. Option Plan") which provides for the grant of both incentive and non-statutory stock options over the Company's American Depositary Shares
(ADSs). Incentive stock options granted under the U.S. Option Plan are intended to qualify as "Incentive stock options" within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"). Non-statutory stock options granted under the U.S. Option Plan are intended not to qualify as incentive stock options under the Code. Under the terms of the U.S. Option Plan, options to acquire ADSs may be granted by the Remuneration Committee of the Board of Directors to any U.S. resident employee, including employee Directors.

     The exercise price of incentive stock and non-statutory stock options under the U.S. Option Plan may not be less than the fair market value of the ADSs subject to the option on the date of the option grant, and in some cases, may not be less than 110% of such fair market value. Options granted under the U.S. Option Plan may become exercisable ("vest") in cumulative increments as determined by the Remuneration Committee of the Board of Directors and lapse no later than the tenth anniversary of the date of grant.

     The number of shares over which options may be granted under the U.S. Option Plan is consistent with institutional investor guidelines in respect of overall limits applicable to employee share schemes. The number grantable to any individual is also in line with such limits. As of 21 May 1999, options to acquire 530,125 ADSs (equivalent to 2,120,500 Ordinary Shares) had been granted under the U.S. Option Plan. These options have exercise prices between $8.00 and $14.90 per ADS and exercise periods which expire between 14 November 2007 and 1 April 2009. Options to acquire 87,500 ADSs (equivalent to 350,000 Ordi-nary Shares) have been granted under the U.S. Option Plan to executive officers and directors of the Company.

1998 EMPLOYEE STOCK PURCHASE PLAN

     In June 1998 the Company adopted the 1998 Employee Stock Purchase Plan (the "Purchase Plan") which provides for the grant of rights ("Rights") to purchase ADSs in the Company. The Rights are intended to qualify as options issued under "employee stock purchase plans" as defined in Section 423(b) of the United States Internal Revenue Code of 1986, as amended (the "Code"). Participation in the Purchase Plan is offered to all U.S. resident employees, including employee Directors. The initial offering began on 17 June 1998 (the "Offering Date") and ended on 31 March 1999 (the "Purchase Date"). Thereafter, two year offerings begin approximately every six months following the announcement of the interim and final results. All Rights under an offering are linked to accumulated payroll deductions over the course of the offering, and participants may withdraw from the plan at any time during an offering (although their Rights will then lapse). The purchase price of the ADSs is not less than the lesser of 85% of the fair market value of the ADSs on either the Offering date or the Purchase date. The purchase price may include any U.K. stamp duty or stamp duty reserve tax payable with respect to the issue of the ADSs.

     The number of shares over which options may be granted under the Employee Stock Purchase Plan is consistent with institutional investor guidelines in respect of overall limits applicable to employee share schemes. The number grantable to any individual is also in line with such limits. As of 21 May 1999, options to acquire 67,720 ADSs (equivalent to 270,880 Ordinary Shares) had been granted under the Employee Stock Purchase Plan. These options have exercise prices between $8.50 and $10.49 per ADS and exercise periods which expire between 30 September 2000 and 22 April 2001. Options to acquire 1,137 ADSs (equivalent to 4,548 Ordinary Shares) have been granted under the Employee Stock Purchase Plan to executive officers and directors of the Company.

INDIVIDUAL U.S. ARRANGEMENTS

     Between 1997 and 1999 the Company granted options over ADSs at the prevailing market value to certain individuals who are non-executive directors of The Dialog Corporation, the Company's North American subsidiary. As of 21 May 1999, options to acquire 23,443 ADSs (equivalent to 93,772 Ordinary Shares) had been granted under the individual U.S. arrangements. These options have exercise prices between $8.00 and $14.90 per ADS and exercisable periods which expire between 14 November 2004 and 1 April 2009. Options to acquire 10,943 ADSs (equivalent to 43,772 Ordinary Shares) have been granted under individual U.S. arrangements to executive officers and directors of the Company.

ITEM 13. INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

     There are no relevant interests of management in material transactions entered into between 1 January 1998 and 31 December 1998.

                                    PART II

ITEM 14. DESCRIPTION OF SECURITIES TO BE REGISTERED

     Not applicable.

                                    PART III

ITEM 15. DEFAULTS UPON SENIOR SECURITIES

     None.

ITEM 16.CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED SECURITIES

     Not applicable.

                                    PART IV

ITEM 17. FINANCIAL STATEMENTS

     Reference is made to "Item 19. Financial Statements and Exhibits" for a list of all financial statements filed as part of this report.

ITEM 18. FINANCIAL STATEMENTS

     Not applicable.

ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS

(a) Financial Statements:

                                DESCRIPTION                           PAGE
                                -----------                           ----
        Report of Independent Accountants...........................   55
        Consolidated Profit and Loss Account for the Years Ended
          December 31, 1998, 1997 and 1996..........................  F-1
        Consolidated Balance Sheets at December 31, 1998 and 1997...  F-2
        Company Balance Sheets at December 31, 1998 and 1997........  F-3
        Consolidated Cash Flow Statement for the Years Ended
          December 31, 1998, 1997 and 1996..........................  F-4
        Notes to Consolidated Financial Statements..................  F-5

(b) Exhibits

     99.1 Press Release dated June 9, 1999

     99.2 Press Release dated June 17, 1999

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          THE DIALOG CORPORATION PLC
                                          (formerly known as M.A.I.D plc)
                                          (Registrant)

                                                  /s/ DAVID G. MATTEY
                                          --------------------------------------
                                                     David G. Mattey
                                                 Chief Financial Officer

Dated: June 24, 1999

                           THE DIALOG CORPORATION PLC

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of The Dialog Corporation plc

     We have audited the Consolidated Financial Statements of The Dialog Corporation plc and its subsidiary undertakings contained on pages F-1 to F-54 which are expressed in pounds sterling except where specifically identified. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United Kingdom which do not differ in any material respects from auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Dialog Corporation plc and its subsidiary undertakings at December 31, 1997 and 1998 and the consolidated results of their operations, and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles in the United Kingdom.

     Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States. The application of the latter would have affected the determination of the consolidated loss expressed in pounds sterling for each of the three years in the period ended December 31, 1998 and the determination of consolidated shareholders' equity also expressed in pounds sterling at December 31, 1997 and 1998 to the extent summarised in Note 29 to the Consolidated Financial Statements.

PricewaterhouseCoopers
Chartered Accountants
and Registered Auditors
London, England

May 28, 1999

                      CONSOLIDATED PROFIT AND LOSS ACCOUNT
              FOR THE YEARS ENDED 31 DECEMBER 1998, 1997 AND 1996

                                    TOTAL                                             TOTAL
                                 CONTINUING     RESTRUCTURING        TOTAL         CONTINUING     RESTRUCTURING        TOTAL
                                  BUSINESS        COSTS AND        CONTINUING       BUSINESS        COSTS AND        CONTINUING
                                   BEFORE           OTHER        BUSINESS AFTER      BEFORE           OTHER        BUSINESS AFTER
                                RESTRUCTURING    EXCEPTIONAL     RESTRUCTURING    RESTRUCTURING    EXCEPTIONAL     RESTRUCTURING
                        NOTES       COSTS       ITEMS (NOTE 5)       COSTS            COSTS       ITEMS (NOTE 5)       COSTS
                        -----   -------------   --------------   --------------   -------------   --------------   --------------
                                                     1998                                              1997
                                -----------------------------------------------   -----------------------------------------------
                                    L000             L000             L000            L000             L000             L000
TURNOVER..............     2       170,762              --          170,762           46,082              --           46,082
Cost of sales.........             (71,618)             --          (71,618)         (17,166)             --          (17,166)
                                   -------         -------          -------          -------         -------          -------
GROSS PROFIT..........              99,144              --           99,144           28,916              --           28,916
Distribution costs....             (21,605)             45          (21,560)         (15,700)         (1,313)         (17,013)
Administrative
  expenses............             (44,170)         (2,628)         (46,798)         (13,415)         (9,247)         (22,662)
Amortisation/write-off
  of development
  costs...............              (7,760)             --           (7,760)          (3,558)         (7,990)         (11,548)
Amounts written off
  investments.........                  --          (2,300)          (2,300)              --              --               --
                                   -------         -------          -------          -------         -------          -------
OPERATING
  PROFIT/(LOSS).......   2,4        25,609          (4,883)          20,726           (3,757)        (18,550)         (22,307)
Gain on sale of fixed
  asset investments...     5            --           2,069            2,069               --           4,035            4,035
Interest receivable...                 205              --              205              338              --              338
Interest payable and
  similar charges.....     6       (17,436)             --          (17,436)          (2,498)             --           (2,498)
                                   -------         -------          -------          -------         -------          -------
PROFIT/(LOSS) ON
  ORDINARY ACTIVITIES
  BEFORE TAXATION.....               8,378          (2,814)           5,564           (5,917)        (14,515)         (20,432)
Taxation on
  profit/(loss) on
  ordinary
  activities..........     8          (769)             --             (769)            (323)             --             (323)
                                   -------         -------          -------          -------         -------          -------
PROFIT/(LOSS) ON
  ORDINARY ACTIVITIES
  AFTER TAXATION......               7,609          (2,814)           4,795           (6,240)        (14,515)         (20,755)
Minority equity
  interests...........    23          (356)             --             (356)              11              --               11
                                   -------         -------          -------          -------         -------          -------
RETAINED PROFIT/
  (DEFICIT)...........    21         7,253          (2,814)           4,439           (6,229)        (14,515)         (20,744)
                                   =======         =======          =======          =======         =======          =======
Earnings/(loss) per
  share (pence).......     9           4.8                              2.9             (6.2)                           (20.5)
                                   -------                          -------          -------                          -------
Fully diluted
  earnings/ (loss) per
  share (pence).......     9           4.8                              2.9             (6.1)                           (20.4)
                                   -------                          -------          -------                          -------


                         1996
                        ------
                         L000
TURNOVER..............  21,443
Cost of sales.........  (7,237)
                        ------
GROSS PROFIT..........  14,206
Distribution costs....  (9,933)
Administrative
  expenses............  (9,975)
Amortisation/write-off
  of development
  costs...............  (2,170)
Amounts written off
  investments.........      --
                        ------
OPERATING
  PROFIT/(LOSS).......  (7,872)
Gain on sale of fixed
  asset investments...      --
Interest receivable...   1,027
Interest payable and
  similar charges.....    (189)
                        ------
PROFIT/(LOSS) ON
  ORDINARY ACTIVITIES
  BEFORE TAXATION.....  (7,034)
Taxation on
  profit/(loss) on
  ordinary
  activities..........    (164)
                        ------
PROFIT/(LOSS) ON
  ORDINARY ACTIVITIES
  AFTER TAXATION......  (7,198)
Minority equity
  interests...........     (28)
                        ------
RETAINED PROFIT/
  (DEFICIT)...........  (7,226)
                        ======
Earnings/(loss) per
  share (pence).......    (7.8)
                        ------
Fully diluted
  earnings/ (loss) per
  share (pence).......    (7.7)
                        ------

          CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

                                                              1998      1997       1996
                                                              -----    -------    ------
                                                              L000      L000       L000
Gain/(loss) for the financial year..........................  4,439    (20,744)   (7,226)
Consolidated translation differences on foreign currency net
  investments...............................................    680     (3,099)     (477)
                                                              -----    -------    ------
         Total recognised gains and losses for the financial
           year.............................................  5,119    (23,843)   (7,703)
                                                              =====    =======    ======

     The profit and loss accounts shown above have been prepared on a historical cost basis.

     The notes on pages F-5 - F-54 form part of these financial statements.

                          CONSOLIDATED BALANCE SHEETS
                        AS AT 31 DECEMBER 1998 AND 1997

                                                              NOTES     1998       1997
                                                              -----   --------   --------
                                                                          L000       L000
FIXED ASSETS
Intangible assets...........................................   10       23,154     21,624
Goodwill....................................................   11        7,676         --
Tangible assets.............................................   12       17,870     19,354
Investments.................................................   13       12,354     18,374
                                                                      --------   --------
                                                                        61,054     59,352
                                                                      --------   --------
CURRENT ASSETS
Stocks......................................................               221        232
Debtors: amounts due within one year........................   14       42,781     43,205
Debtors: amounts due after one year.........................   14           --        615
Assets held for resale......................................   30          992      7,384
Cash and bank deposits......................................             4,494     13,722
                                                                      --------   --------
                                                                        48,488     65,158
CREDITORS (amounts falling due within one year).............   15      (58,845)   (45,201)
                                                                      --------   --------
NET CURRENT (LIABILITIES)/ASSETS............................           (10,357)    19,957
                                                                      --------   --------
TOTAL ASSETS LESS CURRENT LIABILITIES.......................            50,697     79,309
CREDITORS (amounts falling due after more than one year)....   16     (139,741)  (162,681)
Provisions for liabilities and charges......................   17       (4,697)    (7,583)
                                                                      --------   --------
NET LIABILITIES.............................................           (93,741)   (90,955)
                                                                      ========   ========
CAPITAL AND RESERVES - EQUITY
Called up share capital.....................................   18        1,514      1,502
Share premium account.......................................   19      152,128    150,341
Shares to be issued.........................................   20          967         --
Profit and loss account.....................................   21     (249,427)  (243,524)
                                                                      --------   --------
Equity shareholders' funds..................................   22      (94,818)   (91,681)
Minority equity interest....................................   23        1,077        726
                                                                      --------   --------
          Total shareholders' funds.........................           (93,741)   (90,955)
                                                                      ========   ========

     THE FINANCIAL STATEMENTS WERE APPROVED BY THE BOARD OF DIRECTORS ON 28 MAY 1999 AND SIGNED ON ITS BEHALF BY:

D Wagner                                D Mattey
Chief Executive                         Chief Financial Officer

     The notes on pages F-5 - F-54 form part of these financial statements.

                             COMPANY BALANCE SHEETS
                        AS AT 31 DECEMBER 1998 AND 1997

                                                              NOTES     1998       1997
                                                              -----   --------   --------
                                                                          L000       L000
FIXED ASSETS
Intangible assets...........................................   10        4,650      4,157
Tangible assets.............................................   12        2,842      2,030
Investments.................................................   13      284,836    282,286
                                                                      --------   --------
                                                                       292,328    288,473
CURRENT ASSETS
Stocks......................................................                27         28
Debtors.....................................................   14       40,734     29,139
                                                                      --------   --------
Cash at bank and in hand....................................                --        184
                                                                        40,761     29,351
CREDITORS (amounts falling due within one year).............   15      (55,435)   (16,575)
                                                                      --------   --------
NET CURRENT (LIABILITIES)/ASSETS............................           (14,674)    12,776
                                                                      --------   --------
TOTAL ASSETS LESS CURRENT LIABILITIES.......................           277,654    301,249
CREDITORS (amounts falling due after more than one year)....   16     (136,709)  (155,806)
                                                                      --------   --------
NET ASSETS..................................................           140,945    145,443
                                                                      ========   ========
CAPITAL AND RESERVES - EQUITY
Called up share capital.....................................   18        1,514      1,502
Share premium account.......................................   19      152,128    150,341
Shares to be issued.........................................   20          967         --
Profit and loss account.....................................   21      (13,664)    (6,400)
                                                                      --------   --------
          Total shareholders' funds.........................   22      140,945    145,443
                                                                      ========   ========

     THE FINANCIAL STATEMENTS WERE APPROVED BY THE BOARD OF DIRECTORS ON 28 MAY 1999 AND SIGNED ON ITS BEHALF BY:

D Wagner                                D Mattey
Chief Executive                         Chief Financial Officer

     The notes on pages F-5 - F-54 form part of these financial statements.

                        CONSOLIDATED CASH FLOW STATEMENT
                      FOR THE YEAR ENDED 31 DECEMBER 1998

                                                              NOTES     1998       1997      1996
                                                              -----   --------   --------   -------
                                                                          L000       L000      L000
NET CASH INFLOW/(OUTFLOW) FROM OPERATING
  ACTIVITIES................................................   25       34,151      3,175    (5,841)
                                                                      --------   --------   -------
RETURNS ON INVESTMENTS AND SERVICING OF FINANCE
Dividends paid to minority shareholders in subsidiary
  undertakings..............................................                --        (41)       --
Interest received...........................................               205        353       885
Interest paid on bank loans and overdrafts..................           (15,251)      (585)       (3)
Interest paid on finance leases.............................               (46)      (119)     (198)
                                                                      --------   --------   -------
                                                                       (15,092)      (392)      684
                                                                      --------   --------   -------
TAXATION PAID...............................................              (349)      (158)      (20)
                                                                      --------   --------   -------
CAPITAL EXPENDITURE
Payments to develop intangible assets.......................           (11,762)    (2,747)   (3,237)
Payments to acquire tangible fixed assets...................            (7,223)    (1,987)   (3,554)
Receipts from sale of tangible fixed assets.................               211        178        18
                                                                      --------   --------   -------
                                                                       (18,774)    (4,556)   (6,773)
                                                                      --------   --------   -------
ACQUISITIONS AND DISPOSALS
Purchase of subsidiary undertakings.........................   11         (965)  (262,623)      (50)
Cash impact of revisions to fair values.....................            (2,284)        --        --
Payment to acquire minority interests in a subsidiary
  undertaking...............................................   11       (1,720)        --        --
Net cash acquired with subsidiary undertakings..............               (33)    11,907        --
Purchase of share in joint venture..........................            (1,086)      (610)       --
Expenses in connection with purchase of subsidiary
  undertakings..............................................              (471)    (3,857)       --
Proceeds of sale of investments.............................    5        7,123         --        --
Payments made in connection with sale of technology.........                --       (562)       --
                                                                      --------   --------   -------
                                                                           564   (255,745)      (50)
                                                                      --------   --------   -------
CASH INFLOW/(OUTFLOW) BEFORE THE USE OF LIQUID RESOURCES AND
  FINANCING.................................................               500   (257,676)  (12,000)
                                                                      --------   --------   -------
MANAGEMENT OF LIQUID RESOURCES
Cash withdrawn from deposit.................................   26          620         --        --
                                                                      --------   --------   -------
Net receipts from sale of investments with original maturity
  date of less than one year................................                --      5,380    15,646
                                                                      --------   --------   -------
FINANCING
Net proceeds on issue of Ordinary share capital.............               458    111,302        --
Net proceeds on issue of Senior Credit Facility.............                --     52,836        --
Net proceeds on issue of Senior Subordinated Notes..........                --    102,844        --
Debt due within one year:
- Repayment of loans........................................            (9,551)        --        --
Expenses on issue of Ordinary share capital.................                --       (755)   (1,068)
Expenses on raising of Senior Credit Facility and Senior
  Subordinated Notes........................................               (29)    (1,608)       --
Repayment of capital element of finance leases..............              (549)    (1,491)   (1,012)
                                                                      --------   --------   -------
                                                                        (9,671)   263,128    (2,080)
                                                                      --------   --------   -------
(DECREASE)/INCREASE IN CASH.................................            (8,551)    10,832     1,566
                                                                      --------   --------   -------
RECONCILIATION OF NET CASH FLOW TO MOVEMENT
  IN NET (DEBT)/FUNDS
(Decrease)/increase in cash in the period...................            (8,551)    10,832     1,566
Cash used to decrease lease financing.......................               549      1,491     1,012
Cash acquired from issue of debt (net of expenses)..........                29   (154,072)       --
Cash used to repay loans....................................             9,551         --        --
Decrease in liquid resources and cash deposits with original
  maturity dates of more than one year......................              (620)    (5,380)  (15,646)
                                                                      --------   --------   -------
Change in net (debt)/funds from cash flows..................               958   (147,129)  (13,068)
Other non-cash changes......................................              (946)      (119)       --
New finance leases..........................................                --       (122)     (464)
Effect of foreign exchange rate changes.....................             1,695     (4,422)       85
                                                                      --------   --------   -------
Movement in net (debt)/funds in period......................             1,707   (151,792)  (13,447)
Net (debt)/funds at beginning of period.....................          (145,904)     5,888    19,335
                                                                      --------   --------   -------
Net (debt)/funds at end of period...........................   27     (144,197)  (145,904)    5,888
                                                                      ========   ========   =======

     The notes on pages F-5 - F-55 form part of these financial statements.

                       NOTES TO THE FINANCIAL STATEMENTS

  1. ACCOUNTING POLICIES

     The financial statements have been prepared under the historical cost convention and in accordance with accounting standards applicable in the United Kingdom. There are significant differences between generally accepted accounting principles (GAAP) in the United Kingdom (UK) and the United States (US). A summary of these differences together with the reconciliation of net profit/(loss) and shareholders' equity from UK GAAP to US GAAP is provided in note 29 to these financial statements. Certain additional disclosures have been made to aid US readers of the financial statements. The following principal accounting policies have been applied:

  Accounting estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Group accounts

     The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries. All intercompany transactions and balances have been eliminated. The accounts include the results of subsidiaries acquired during the year from the relevant date of acquisition other than those subsidiaries acquired with a view to resale.

  Goodwill

     Prior to 1 January 1998, goodwill arising as the difference between the cost of acquisition of a subsidiary and the fair value of its net assets at the date of acquisition was written off to reserves in the year of acquisition. Goodwill arising on acquisitions since 1 January 1998 is capitalised and subsequently written off over its estimated useful life, which currently ranges from 10 - 20 years. Where necessary, adjustments to provisional fair values of net assets acquired are adjusted to goodwill in the first full year following the acquisition.

  Turnover and revenue recognition

     Turnover represents database subscription sales, online and usage charges and design and implementation fees at invoiced amounts, exclusive of value added and other sales taxes. Subscription revenues are recognised when contractually due and invoiced. The costs of fulfilling obligations under the terms of the subscription contract are accrued at the time the income is recognised. Online and usage charges are recognised as the service is provided.

     Most subscriptions are due and invoiced either annually or semi-annually in advance and recognised in full at the commencement of the subscription term. Some of the Group's US operations bill monthly under its 'modular pricing' scheme, whereby subscriptions for access to the Group's service are raised on a monthly basis and are accounted for accordingly.

     Annual CD-ROM usage fees are deferred and amortised over the life of the contract.

  Fixed assets

     Fixed assets are stated at cost. Depreciation is provided to write off the cost, less estimated residual value, of all tangible fixed assets over their expected useful lives and is calculated at the following rates:

Equipment including personal computers...................  - 33% straight line
Leasehold improvements...................................  - 20% straight line
Motor vehicles...........................................  - 25% straight line
Mainframe computers......................................  - 20% straight line
Fixtures and fittings....................................  - 20% straight line

     Leasehold improvements relate to the cost of refurbishment of the Group's short leasehold properties.

  Stocks

     Stocks, which comprise consumable items, are stated at the lower of cost and net realisable value.

  Foreign currency

     Transactions denominated in foreign currencies are recorded at the exchange rate prevailing at the date of the transaction. Transactions to be settled at a contract rate are recorded at that rate. Any gains or losses from the translation of transactions denominated in foreign currencies are included in the results of the operation. Assets and liabilities denominated in foreign currencies are translated at the exchange rate ruling at the year-end. Profit and losses of overseas companies are translated at average rates of exchange for the period. Exchange differences arising out of the translation of accounts of foreign subsidiaries, net of associated borrowings, are taken to reserves.

  Financial instruments

     Changes in the value of forward foreign exchange contracts are recognised in the results in the same period as changes in the values of the assets and liabilities they are intended to hedge. Any interest receipts arising from the interest rate cap would be matched to those arising from the underlying debt position.

  Intangible fixed assets

     Intangible fixed assets comprise both system and product development costs.

     System development comprises costs associated with the Group's host computer systems and databases, and includes software licence fees and installation costs. These costs are amortised on a straight line basis over five years in line with the depreciation policy for the computer hardware used to host The Dialog Corporation's services.

     Product development consists of the pre-launch costs associated with the development of new products. These include the costs of consultancy, programmers' salaries and related overheads including depreciation and lease interest on computer hardware wholly used for product development. These costs are amortised on a straight line basis over three years commencing in the first month of revenue generation from the developed product.

     Product development costs are reviewed regularly for impairment and additional depreciation is charged, if necessary, to reduce the net amount carried forward on a product by product basis to net revenues expected to be generated from that product.

  Indexing costs

     The cost of indexing information on the databases is deferred and amortised on a straight line basis over two years.

  Fixed asset investments

     Investments in subsidiaries and other fixed asset investments are stated in the balance sheet at cost. Provision is made in full for diminution in value if considered permanent.

  Deferred taxation

     Provision is made for timing differences between the treatment of certain items for taxation and accounting purposes, to the extent that it is probable that a liability or asset will crystallise.

  Leased assets

     Where assets are financed by leasing agreements that give rights approximating to ownership ('finance leases'), the assets are treated as if they had been purchased outright. The amount capitalised is the present value of the minimum lease payments payable over the term of the lease. The corresponding leasing commitments are shown as amounts payable to the lessor. Depreciation on the relevant assets is charged to the profit and loss account except for that proportion relating to assets wholly used for product development.

     Lease payments are analysed between capital and interest using the actuarial method. The interest is charged to the profit and loss account except for that proportion relating to assets wholly used for product development. The capital part reduces the amounts payable to the lessor.

     All other leases are treated as operating leases. Their annual rentals are charged to the profit and loss account on a straight line basis over the lease term except where the costs are capitalised as development costs.

  Pension costs

     The Group operates defined contribution pension schemes in the UK, US and Switzerland. The amount of contributions payable to the pension schemes are charged to the profit and loss account as incurred.

  Finance costs

     Borrowings are stated net of the associated costs of raising the finance. Such finance costs are charged to the profit and loss account over the term of the related borrowing, increasing the outstanding borrowing to the amount of the debt at the maturity date.

  Content provider agreements

     Certain of the Group's information provider agreements contain provisions for either fixed fees or minimum royalty payments irrespective of the usage revenues generated by the Group. The Group recognises these fixed fees or minimum royalty payments on a pro-rata basis in accordance with the terms of the contracts. The Group periodically reviews the projected revenues related to these arrangements and makes provision if fixed fees or minimum royalty commitments are not expected to be recovered from the related revenues.

  Concentration of credit risk

     The Group's policy is to place its cash, cash equivalents and investments with high-quality financial institutions in order to limit the amount of credit exposure. The Group performs ongoing evaluations of its customers' financial condition and maintains reserves for potential credit losses, and such losses, in the aggregate, have not exceeded management expectations. Financial instruments which expose the Group to credit risk are cash equivalents, investments and trade accounts receivable, which generally are not collateralised.

2. SEGMENTAL ANALYSIS

     On 2 February 1999, the Company announced the creation of three new operating divisions: the Information Services Division which provides an indexed online delivery system sourced principally in the United Kingdom and North America; the Web Solutions and Internet Software Division which licenses the Group's search technologies for corporate knowledge management solutions; and the eCommerce Division. Although these new divisions are not reportable segments, the analysis of Group turnover has been revised accordingly.

     1998 includes a full year's results of Knight-Ridder Information, Inc.
(KRII) as opposed to the previous year which only shows the results of KRII from the date of acquisition, being 14 November 1997.

     The composition of turnover is analysed as follows:

                                                           1998       1997      1996
                                                          -------    ------    ------
                                                           L000       L000      L000
Information Services:
- Usage sales...........................................  136,992    28,040     9,366
- Subscription sales....................................   10,561    14,092    11,462
- CD-ROM sales..........................................    8,737     1,134        --
- Other sales...........................................    9,021       590       585
                                                          -------    ------    ------
                                                          165,311    43,856    21,413
Web Solutions and Internet Software.....................    4,010       397        30
eCommerce...............................................       77        --        --
Other...................................................    1,364     1,829        --
                                                          -------    ------    ------
                                                          170,762    46,082    21,443
                                                          =======    ======    ======

     The 'other' category relates to royalties earned from the provision of hotel Internet access.

     The composition of turnover by source is analysed as follows:

                                                           1998       1997      1996
                                                          -------    ------    ------
                                                           L000       L000      L000
United Kingdom..........................................   17,243    29,013    21,443
North America...........................................  129,478    14,367        --
Continental Europe......................................   17,231     2,244        --
Rest of the world.......................................    6,810       458        --
                                                          -------    ------    ------
                                                          170,762    46,082    21,443
                                                          =======    ======    ======

     The composition of turnover by destination is analysed as follows:

                                                           1998       1997      1996
                                                          -------    ------    ------
                                                           L000       L000      L000
United Kingdom..........................................   38,934    14,026     8,665
North America...........................................   96,952    20,377     6,991
Continental Europe......................................   13,819     7,365     3,943
Rest of the world.......................................   21,057     4,314     1,844
                                                          -------    ------    ------
                                                          170,762    46,082    21,443
                                                          =======    ======    ======

     The composition of operating profit/(loss) is analysed as follows:

                                                                                                                      TOTAL
                                  TOTAL        RESTRUCTURING       TOTAL             TOTAL        RESTRUCTURING    CONTINUING
                               CONTINUING        COSTS AND       CONTINUING       CONTINUING        COSTS AND       BUSINESS
                             BUSINESS BEFORE       OTHER       BUSINESS AFTER   BUSINESS BEFORE       OTHER           AFTER
                              RESTRUCTURING     EXCEPTIONAL    RESTRUCTURING     RESTRUCTURING     EXCEPTIONAL    RESTRUCTURING
                                  COSTS            ITEMS           COSTS             COSTS            ITEMS           COSTS
                             ---------------   -------------   --------------   ---------------   -------------   -------------
                                                   1998                                              1997
                             ------------------------------------------------   -----------------------------------------------
                                  L000             L000             L000             L000             L000            L000
United Kingdom..............      8,498           (2,689)           5,809           (5,599)           (5,983)        (11,582)
North America...............     15,444           (2,781)          12,663             (375)          (10,107)        (10,482)
Continental Europe..........        921              587            1,508            2,288            (2,429)           (141)
Rest of the world...........        746               --              746              (71)              (31)           (102)
                                 ------           ------           ------           ------           -------         -------
                                 25,609           (4,883)          20,726           (3,757)          (18,550)        (22,307)
                                 ======           ======           ======           ======           =======         =======


                               1996
                              ------
                               L000
United Kingdom..............  (4,850)
North America...............  (3,900)
Continental Europe..........     826
Rest of the world...........      52
                              ------
                              (7,872)
                              ======

     The operating profit/(loss) for the United Kingdom for the periods under review includes the central costs associated with the Group's worldwide head office functions.

     The composition of net assets and total assets by location is presented on a basis consistent with the segmental analysis of operating profit/(loss). The assets in any location are not necessarily matched with the turnover in that location. The net assets and total assets for the United Kingdom for the periods under review include those associated with the Group's worldwide head office functions.

     The composition of net (liabilities)/assets is analysed as follows:

                                                         1998        1997       1996
                                                       --------    --------    ------
                                                         L000        L000       L000
United Kingdom.......................................    13,003      20,387    15,153
North America........................................    37,720      38,403     2,909
Continental Europe...................................     2,481       3,293     1,395
Rest of the world....................................     1,514       5,807       623
                                                       --------    --------    ------
Net operating assets.................................    54,718      67,890    20,080
Unallocated net (liabilities)/assets.................  (148,459)   (158,845)    6,000
                                                       --------    --------    ------
                                                        (93,741)    (90,955)   26,080
                                                       ========    ========    ======

     Unallocated net (liabilities)/assets comprise borrowings and cash deposits.

     The composition of total assets is analysed as follows:

                                                          1998       1997       1996
                                                         -------    -------    ------
                                                          L000       L000       L000
United Kingdom.........................................   28,382     28,287    21,280
North America..........................................   66,546     78,325     3,770
Continental Europe.....................................    7,771     10,376     1,937
Rest of the world......................................    6,843      7,522       718
                                                         -------    -------    ------
Net operating assets...................................  109,542    124,510    27,705
Unallocated assets.....................................       --         --     6,000
                                                         -------    -------    ------
                                                         109,542    124,510    33,705
                                                         =======    =======    ======

     Unallocated assets comprise cash deposits.

3. STAFF NUMBER AND COSTS

     Staff costs (including Directors) consist of:

                                                            1998      1997      1996
                                                           ------    ------    ------
                                                            L000      L000      L000
Wages and salaries.......................................  32,529    14,336    10,603
Social security costs....................................   2,997     1,440     1,204
Other pension costs......................................     910        51        --
                                                           ------    ------    ------
                                                           36,436    15,827    11,807
                                                           ======    ======    ======

     Included above are staff costs of L9,260,000 (1997: L1,413,000; 1996:
L1,871,000) which represent costs of product and systems development and have been treated in accordance with the accounting policy for intangible fixed assets as set out in note 1 to these financial statements.

  Pension arrangements

     The Group operates defined contribution pension schemes in the UK, the US and Switzerland. The pension cost charge represents contributions payable by the Group to the funds and amounted to L910,000 (1997: L51,000; 1996: Lnil).

     The assets of all the schemes are held by independent custodians and kept entirely separate from the assets of the Group.

     The average number of full-time employees during the year was:

                                                              1998     1997    1996
                                                              -----    ----    ----
United Kingdom..............................................    275    217     228
North America...............................................    573    289     147
Continental Europe..........................................     99     43      26
Rest of the world...........................................     78     43      10
                                                              -----    ---     ---
                                                              1,025    592     411
                                                              =====    ===     ===

4. OPERATING PROFIT/(LOSS)

     This is arrived at after charging/(crediting):

                                                             1998      1997     1996
                                                             -----    ------    -----
                                                             L000      L000     L000
Hire of plant and machinery -- operating leases............     --       560       38
Hire of other assets -- operating leases...................  5,160     1,272    1,048
Depreciation:
  -- on owned assets.......................................  7,069     4,378    1,323
  -- on leased assets......................................    893       516      484
Amortisation/write-off:
  -- of development costs..................................  7,699    11,548    2,170
  -- of goodwill...........................................     61        --       --
Auditors' remuneration:
  -- PricewaterhouseCoopers................................    229       197       75
  -- other.................................................     28        78       --
(Gain)/loss on foreign currency translations...............   (290)      (60)      26
Loss/(profit) on disposal of fixed assets..................     17       (15)      (2)
Net costs arising on reorganisation of Group's agency
  arrangements.............................................     --       267       --
Write-off of fixed asset investment (see notes 5 and 13)...  2,300        --       --

     The auditors' remuneration includes amounts in respect of the parent company for the year ended 31 December 1998 of L100,000 (1997: L100,000; 1996:
L41,000).

     Additional fees paid to PricewaterhouseCoopers (formerly Price Waterhouse) for non-audit services amounted to L8,000 in 1998 (1997: L1,433,000; 1996:
Lnil). The fees paid in 1997 were in respect of the Company's acquisition of KRII in November 1997 and the associated financing.

     Of the exceptional item of L267,000, which was charged against operating profit in 1997, L383,000 related to the cost of purchasing the Company's South African agency, offset by a gain of L116,000 on the assignment of the Group's former Japanese agency to Fujitsu.

     The (loss)/profit for the year attributable to shareholders, dealt with in the accounts of The Dialog Corporation plc, is:

 1998    1997     1996
------   -----   ------
 L000    L000     L000
(9,016)  4,120   (7,197)

     As permitted by Section 230 of the Companies Act 1985, the profit and loss account of the company is not presented.

5. RESTRUCTURING COSTS AND OTHER EXCEPTIONAL ITEMS

     Exceptional restructuring costs of L2.6 million have been charged as a result of the continuing integration of KRII. These costs consist of L1.8 million relating to the relocation of the US headquarters, L1.6 million relating to the termination of property leases and L0.9 million of various other restructuring charges, relating primarily to the integration of the sales force and one-off customer hostings. These costs have been offset by a write-back of L1.2 million relating to data centre convergence costs and L0.5 million relating to the removal of the Knight-Ridder Information name.

     An exceptional write-down of L2.3 million has been charged to the profit and loss account relating to the Company's investment in Fourth Network Communications, Inc. (4th Network). The write-down, equivalent to 50% of the carrying value of the Company's investment, arose following the postponement of an initial public offering, originally scheduled for 1998, and the failure of 4th Network to raise significant alternative funds. The Company continues to monitor closely the carrying value of its investment in 4th Network.

     On 6 May 1998, the Group disposed of its investment in NewsEdge Corporation, an online service provider, for net proceeds of L3.9 million. This resulted in a book profit on the disposal of L1.0 million.

     On 13 May 1998, the Company disposed of its investment in Easynet Group plc, an Internet and telecommunications company, for net proceeds, after associated expenses, of L3.2 million. This resulted in a book profit on the disposal of L1.1 million.

     On 24 February 1997, the Company sold its hotel Internet access technology (and existing hotel contracts) to 4th Network and became their agent in Europe. In consideration the Company received 500,000 shares in 4th Network with an aggregate value of L4,597,000. The costs associated with the transfer were L562,000. There was no effect on the Group's tax charge as a result of this exceptional gain.

     During the year ended 31 December 1997, exceptional restructuring costs of L18.6 million were charged as a result of the integration of KRII. Distribution costs of L1.3 million related to the removal of the Knight-Ridder Information name and logo from all printed materials, products and signage. Administrative expenses of L9.3 million consisted of L5.3 million relating to data centre integration costs, L2.2 million relating to the termination of property leases, L1.5 million relating to severance costs and L0.3 million relating to various other restructuring charges. Amortisation of L8.0 million related to the write-off of previously capitalised product development costs where these products were no longer being pursued by the enlarged Group.

6. INTEREST PAYABLE AND SIMILAR CHARGES

                                                               1998     1997     1996
                                                              ------    -----    ----
                                                               L000     L000     L000
Bank loans and overdrafts:
- on Senior Subordinated Notes..............................  12,013    1,701     --
- on Senior Credit Facility.................................   4,399      659     --
- amortisation of debt fees.................................     946       --     --
- on bank overdrafts........................................      33       26      3
                                                              ------    -----    ---
                                                              17,391    2,386      3
Finance Lease...............................................      45      118    198
                                                              ------    -----    ---
                                                              17,436    2,504    201
Less: Lease finance costs capitalised.......................      --       (6)   (12)
                                                              ------    -----    ---
                                                              17,436    2,498    189
                                                              ======    =====    ===

7. DIRECTORS' EMOLUMENTS AND INTERESTS IN ORDINARY SHARES

                                                              1998     1997    1996
                                                              -----    ----    ----
                                                              L000     L000    L000
Aggregate emoluments........................................  1,326    773     650
Amounts paid to third parties...............................     51     38      38
Amounts paid to former Directors............................     50    167      57
Contributions to money purchase pension schemes.............     12     --      --
                                                              -----    ---     ---
                                                              1,439    978     745
                                                              =====    ===     ===

     Details of the full cost of each Director's remuneration package for the year ended 31 December 1998 are as follows:

                                                                            PENSION                  1998       1997      1996
                                         FEES      SALARY     BENEFITS   CONTRIBUTIONS    BONUS      TOTAL      TOTAL     TOTAL
                                        -------   ---------   --------   -------------   -------   ---------   -------   -------
                                           L          L          L             L            L          L          L         L
M Mander (Chairman)...................   51,250          --        --           --            --      51,250    37,500    37,500
D Wagner..............................       --     165,250     2,828           --            --     168,078   199,510   138,916
P Sommers (from 8 October 1998).......       --      39,677        --           --            --      39,677        --        --
D Mattey..............................       --     141,586     2,794           --            --     144,380   167,062   115,880
J Molle...............................              125,200        --        3,314            --     128,514    39,788        --
S Maller..............................       --      98,625       216           --            --      98,841    82,236    68,413
C Morton..............................       --     114,000    10,880           --            --     124,880    37,853        --
A Thomas..............................   20,000          --        --           --            --      20,000     3,750        --
I Barton..............................   20,000          --        --           --            --      20,000    15,000    15,000
M Hussey..............................   20,000          --        --           --            --      20,000    15,000    10,000
D Smith*..............................       --     125,000    14,801        3,600            --     143,401   161,858    78,209
J Galt (to 26 June 1998)..............       --     129,613        --        3,010       110,853     243,476    35,920        --
M Shipley (to 30 June 1998)...........       --      91,606        --        2,131        62,130     155,867    15,324        --
G Burrows (from 8 October 1998)*......       --      30,894        --           --            --      30,894        --        --
                                        -------   ---------    ------       ------       -------   ---------   -------   -------
                                        111,250   1,061,451    31,519       12,055       172,983   1,389,258   810,801   463,918
                                        =======   =========    ======       ======       =======   =========   =======   =======

---------------
* Derek Smith and Graham Burrows resigned on 2 February 1999.

     Fees for non-executive Directors were set by the executive Directors following consultation with the Company's advisors.

     Benefits include P11D benefits (non-cash compensation) for the UK Directors, as detailed in the Remuneration Committee Report.

     Each of the executive Directors have service agreements with the Company for continuing employment unless and until terminated by either party by giving not less than twelve months' notice, except Patrick Sommers who was appointed in 1998 with an initial three year service agreement with notice reduced to twelve months in the third year of the agreement.

     The amounts disclosed as fees paid to the Chairman were paid to Close Brothers Corporate Finance Ltd, his primary employer.

     Thomas Teichman, who resigned as an executive Director on 24 May 1996, was paid L50,000 during the year under a consultancy agreement which terminated on 31 December 1998. His fees were paid to NewMedia Investors Ltd.

     The Directors who have served during the year and their interests in the Ordinary share capital and options on shares of the Company were:

  Interests in Ordinary shares

                                           1 JANUARY 98*    ACQUIRED    DISPOSALS    31 DECEMBER 1998+
                                           -------------    --------    ---------    -----------------
M Mander.................................      900,327           --           --           900,327
D Wagner.................................   17,034,780      400,000           --        17,434,780
P Sommers................................        8,000           --           --             8,000
D Mattey.................................    2,335,200           --           --         2,335,200
J Molle..................................      135,116           --           --           135,116
S Maller.................................       25,441           --           --            25,441
C Morton.................................      222,001           --      (20,000)          202,001
A Thomas.................................      100,000           --           --           100,000
I Barton.................................      479,139           --           --           479,139
M Hussey.................................      242,610           --           --           242,610
D Smith..................................      550,000           --           --           550,000
J Galt...................................           --           --           --                --
M Shipley................................           --        2,000           --             2,000
G Burrows................................           --           --           --                --
                                            ----------      -------      -------        ----------
          Total..........................   22,032,614      402,000      (20,000)       22,414,614
                                            ==========      =======      =======        ==========

---------------
* or date of appointment if later

+ or date of resignation if earlier

     Patrick Sommers holds 2,000 American Depositary Shares (ADSs) and the Ordinary share equivalent is shown above.

     On 14 January 1998, Marck Shipley purchased 2,000 Ordinary shares.

     On 6 August 1998, Daniel Wagner acquired a beneficial interest in a further 400,000 Ordinary shares.

     On 28 September 1998, Ciaran Morton disposed of 20,000 Ordinary shares.

     With respect to those Directors in office at 31 December 1998, all of their interests in the Ordinary shares of the Company are beneficial.

     There have been no movements in the interests of the Directors in the Ordinary share capital of the Company since 31 December 1998 through to the date of the Annual Report.

  Options over Ordinary shares

                                                                                                        DATE FROM
                                                AT 1 JANUARY               AT 31 DECEMBER   EXERCISE      WHICH       EXPIRY
                           SCHEME                  1998*        GRANTED        1998+         PRICE     EXERCISABLE     DATE
                           ------               ------------   ---------   --------------   --------   -----------   --------
D Wagner.....  Executive Scheme                    163,636            --       163,636         110p     24/03/97     24/03/04
               Sharesave Scheme                     19,602            --        19,602          88p     01/05/99     31/10/99
               Unapproved Scheme                        --        30,000        30,000         173p     30/04/01     30/04/05
               Unapproved Scheme                        --       130,000       130,000         150p     08/10/01     08/10/05
P Sommers....  US Stock Option Plan**                   --       200,000       200,000         150p     08/10/99     08/10/08
D Mattey.....  Executive Scheme                    122,727            --       122,727         110p     24/03/97     24/03/04
               Sharesave Scheme                     19,602            --        19,602          88p     01/05/99     31/10/99
               Unapproved Scheme                        --        30,000        30,000         173p     30/04/01     30/04/05
               Unapproved Scheme                        --       120,000       120,000         150p     08/10/01     08/10/05
J Molle......  Unapproved Scheme                    54,545            --        54,545         110p     24/03/97     24/03/01
               Unapproved Scheme                    17,500            --        17,500         248p     04/10/98     04/10/02
               Unapproved Scheme                    30,000            --        30,000       188.5p     14/03/00     14/03/04
               US Stock Option Plan**                   --        30,000        30,000         173p     30/04/99     30/04/08
               US Stock Option Plan**                   --       120,000       120,000         150p     08/10/99     08/10/08
               Employee Stock Purchase Plan***          --         2,196         2,196         130p     31/03/99     31/03/99
S Maller.....  Executive Scheme                     62,727            --        62,727         110p     24/03/97     24/03/04
               Executive Scheme                     20,000            --        20,000          80p     25/04/98     25/04/05
               Executive Scheme                     17,500            --        17,500         248p     04/10/98     04/10/05
               Sharesave Scheme                      7,040            --         7,040          49p     01/12/99     31/05/00
               Sharesave Scheme                      2,156            --         2,156          64p     01/06/00     30/11/00
               Sharesave Scheme                        308            --           308         224p     01/12/00     31/05/01
               Sharesave Scheme                        766            --           766         180p     01/06/01     30/11/01
               Sharesave Scheme                         --           569           569         137p     01/07/01     31/12/01
               Unapproved Scheme                    30,000            --        30,000       188.5p     14/03/00     14/03/04
               Unapproved Scheme                        --        30,000        30,000         173p     30/04/01     30/04/05
               Unapproved Scheme                        --       120,000       120,000         150p     08/10/01     08/10/05
C Morton.....  Executive Scheme                     61,364            --        61,364         110p     24/03/97     24/03/04
               Unapproved Scheme                    17,500            --        17,500         248p     04/10/98     04/10/02
               Sharesave Scheme                     35,204            --        35,204          49p     01/12/99     31/05/00
               Unapproved Scheme                    30,000            --        30,000       188.5p     14/03/00     14/03/04
               Unapproved Scheme                        --        30,000        30,000         173p     30/04/01     30/04/05
               Unapproved Scheme                        --       120,000       120,000         150p     08/10/01     08/10/05
D Smith......  Executive Scheme                     15,900            --        15,900       188.5p     14/03/00     14/03/07
               Unapproved Scheme                    84,100            --        84,100       188.5p     14/03/00     14/03/04
               Sharesave Scheme                         --         7,116         7,116         137p     01/07/01     31/12/01
               Unapproved Scheme                        --        30,000        30,000         173p     30/04/01     30/04/05
               Unapproved Scheme                        --       120,000       120,000         150p     08/10/01     08/10/05
M Shipley....  US Stock Option Plan**              100,000            --       100,000         220p     14/11/98     14/11/07
               US Stock Option Plan**                   --        30,000        30,000         151p     04/06/99     04/06/08
               Employee Stock Purchase Plan***          --         2,312         2,312         130p     31/03/99     31/03/99
G Burrows....  US Stock Option Plan**               50,000            --        50,000         170p     08/09/99     08/09/08
               US Stock Option Plan**                   --        70,000        70,000         150p     08/10/99     08/10/08
               Employee Stock Purchase Plan***          --         3,812         3,812         158p     30/09/00     30/09/00
J Galt.......  US Stock Option Plan**              100,000            --       100,000         220p     14/11/98     14/11/07
                                                 ---------     ---------     ---------
        Total                                    1,062,177     1,226,005     2,288,182
                                                 =========     =========     =========

---------------
  * or date of appointment if later

  + or date of retirement if earlier

 ** under the terms of the US Stock Option Plan, options are granted in the form of ADSs at an exercise price expressed in US Dollars. Options granted under the US Stock Option Plan become exercisable in cumulative increments as determined by the Remuneration Committee of the Board of Directors. For the purpose of uniformity, all options detailed above are expressed in Ordinary shares and in Pounds Sterling.

*** under the terms of the Employee Stock Purchase Plan, rights are granted for eligible US employees to acquire beneficial ownership of Ordinary shares of the Company by purchasing ADSs. The purchase price may not be less than the lower of 85% of the fair market value of the ADSs on the offering date or 85% of the fair market value of the ADSs on the purchase date. The purchase price is accumulated by payroll deductions over the course of the offering. There are two offerings a year. For the purpose of uniformity, all rights to purchase ADSs under the Employee Stock Purchase Plan detailed above are expressed in Ordinary shares and in Pounds Sterling.

     During April 1999, options were granted to the following Directors:

                                                                                 DATE FROM
                     SCHEME        DATE OF GRANT   NUMBER   EXERCISE PRICE   WHICH EXERCISABLE   EXPIRY DATE
                     ------        -------------   ------   --------------   -----------------   -----------
D. Wagner.....  Sharesave Scheme   28/04/99        17,045        99p             01/07/04         31/12/04
D. Mattey.....  Sharesave Scheme   28/04/99        17,045        99p             01/07/04         31/12/04
S. Maller.....  Sharesave Scheme   28/04/99        1,174         99p             01/07/02         31/12/02

     The market price of the Company's Ordinary shares on 30 December 1998, the last trading day in 1998, was 58.0p per share and the range during 1998 was 47.0p to 236.5p per share. Further details of the Company's share option schemes are set out in note 18 to these financial statements.

     None of the Directors has notified the Company of an interest in any other shares, transactions or arrangements which require disclosure.

8. TAXATION ON PROFIT/(LOSS) ON ORDINARY ACTIVITIES

                                                              1998    1997    1996
                                                              ----    ----    ----
                                                              L000    L000    L000
UK corporation tax at 31% (1997: 31.5%; 1996: 33%)..........   --      --      --
Overseas tax................................................  776     332     102
Deferred tax (credit)/charge................................   (7)     (9)     62
                                                              ---     ---     ---
Tax charge..................................................  769     323     164
                                                              ===     ===     ===

     The taxation on profit/(loss) on ordinary activities may be reconciled as follows to the UK statutory rate:

                                                              1998    1997    1996
                                                              ----    ----    ----
                                                               %       %       %
UK statutory rate of tax....................................   31     (31)    (33)
Disallowed expenditures.....................................   14      --       1
Tax deduction in respect of goodwill written off to
  reserves..................................................  (80)     --      --
Unrecognised tax losses.....................................   49      32      34
                                                              ---     ---     ---
Effective rate of tax provided..............................   14       1       2
                                                              ===     ===     ===

9. EARNINGS/(LOSS) PER SHARE

                              TOTAL CONTINUING      TOTAL CONTINUING      TOTAL CONTINUING      TOTAL CONTINUING
                               BUSINESS BEFORE       BUSINESS AFTER        BUSINESS BEFORE       BUSINESS AFTER
                             RESTRUCTURING COSTS   RESTRUCTURING COSTS   RESTRUCTURING COSTS   RESTRUCTURING COSTS
                             -------------------   -------------------   -------------------   -------------------
                                               1998                                        1997                         1996
                             -----------------------------------------   -----------------------------------------   ----------
Attributable
  profit/(loss)(L).........        7,253,000             4,439,000            (6,229,000)          (20,744,000)      (7,226,000)
Weighted average number of
  Ordinary shares in
  issue....................      150,579,177           150,579,177           101,077,187           101,077,187       92,363,959
                                 -----------           -----------           -----------           -----------       ----------
Earnings/(loss) per share
  (pence)..................              4.8                   2.9                  (6.2)                (20.5)            (7.8)
                                 ===========           ===========           ===========           ===========       ==========
Attributable profit/(loss)
  as above(L)..............        7,253,000             4,439,000            (6,229,000)          (20,744,000)      (7,226,000)
Weighted average number of
  Ordinary shares in issue
  as above.................      150,579,177           150,579,177           101,077,187           101,077,187       92,363,959
Add: shares issuable on
  conversion of options....          384,655               384,655               735,716               735,716        1,759,889
Add: shares issuable on
  acquisition of
  subsidiary...............        1,667,241             1,667,241                    --                    --               --
                                 -----------           -----------           -----------           -----------       ----------
Adjusted average number of
  Ordinary shares..........      152,631,073           152,631,073           101,812,903           101,812,903       94,123,848
                                 -----------           -----------           -----------           -----------       ----------
Fully diluted
  earnings/(loss) per share
  (pence)..................              4.8                   2.9                  (6.1)                (20.4)            (7.7)
                                 ===========           ===========           ===========           ===========       ==========

     In view of the significant impact of restructuring costs and other exceptional items on earnings per share calculated in accordance with FRS14, additional earnings per share figures have been provided.

10. INTANGIBLE FIXED ASSETS

                                                              GROUP     COMPANY
                                                              ------    -------
                                                               L000      L000
COST
At 31 December 1996.........................................  11,653    10,707
On acquisition of subsidiary undertakings...................  20,308        --
Amounts written off.........................................  (3,312)   (2,737)
Exchange adjustments........................................     591        --
Additions...................................................   3,964     3,329
                                                              ------    ------
At 31 December 1997.........................................  33,204    11,299
                                                              ------    ------
Transfer from subsidiary undertakings.......................      --     1,153
Revisions to fair values and other adjustments..............  (2,377)       --
Exchange adjustments........................................    (231)       --
Additions...................................................  11,762     2,396
                                                              ------    ------
At 31 December 1998.........................................  42,358    14,848
                                                              ======    ======
AMORTISATION
At 31 December 1996.........................................   3,342     2,799
Exchange adjustments........................................       2        --
Amounts written off.........................................    (599)     (599)
Provision for year..........................................   8,835     4,942
                                                              ------    ------
At 31 December 1997.........................................  11,580     7,142
Transfer from subsidiary undertakings.......................      --       779
Exchange adjustments........................................     (75)       --
Provision for year..........................................   7,699     2,277
                                                              ------    ------
At 31 December 1998.........................................  19,204    10,198
                                                              ======    ======
NET BOOK AMOUNT
At 31 December 1998.........................................  23,154     4,650
                                                              ======    ======
At 31 December 1997.........................................  21,624     4,157
                                                              ======    ======

     The net book amounts are analysed as follows:

                                                             1998      1998
                                                            GROUP     COMPANY
                                                            ------    -------
                                                             L000      L000
Systems development.......................................   5,370       237
Product development.......................................  17,784     4,413
                                                            ------     -----
                                                            23,154     4,650
                                                            ======     =====

                                                             1998      1998
                                                            GROUP     COMPANY
                                                            ------    -------
                                                             L000      L000
Systems development.......................................     279        --
Product development.......................................  21,345     4,157
                                                            ------     -----
                                                            21,624     4,157
                                                            ======     =====

     Additions to intangible fixed assets in 1998 for the Group principally comprised product development costs related to Dialog Web, Dialog Select and Open System Alerts. The product development costs include salaries and related overhead costs of L10,210,000 (1997: L1,798,000), consultancy costs, including attributable overheads, of L526,000 (1997: L211,000) and hardware and software costs of L896,000 (1997: L1,955,000)

(including depreciation of Lnil (1997: L1,200,000)). Additions to systems development costs in 1998 related to various database projects.

11. GOODWILL

                                                       GROUP
                                                       -----
                                                       L000
COST
At 31 December 1997..................................     --
Additions............................................  7,743
Exchange adjustments.................................     (6)
                                                       -----
At 31 December 1998..................................  7,737
                                                       =====
AMORTISATION
At 31 December 1997..................................     --
Provision for year...................................     61
                                                       -----
At 31 December 1998..................................     61
                                                       =====
NET BOOK AMOUNT
At 31 December 1998..................................  7,676
                                                       =====
At 31 December 1997..................................     --
                                                       =====

  Responsive Database Services, Inc.

     On 6 October 1998, the Group exercised its option to acquire all of the share capital of Responsive Database Services, Inc. ('RDS') for total cash consideration of $2.85 million (L1.72 million). The Group has historically provided all financing for RDS and, accordingly, has consolidated its results within the Group financial statements. No fair value adjustments were required. The total consideration paid has been treated as goodwill arising on the acquisition of a minority interest.

  Write Works

     On 19 November 1998, the Company acquired all of the share capital of Write Works Limited ('Write Works') for a maximum consideration of L6.0 million to be paid over two years. The consideration has been satisfied through an initial payment of L1.0 million in cash and approximately L1.2 million by the issue of 694,025 new Ordinary shares at a price of L1.66 per share. A further consideration of up to a maximum of L3.8 million in cash and shares (cash of L2.8 million and shares with a market value of L1.0 million at the dates the deferred consideration is payable) will be paid on the achievement of certain earnings targets over the next two years.

     The following table sets out the effect of the acquisition of Write Works on the consolidated balance sheet:

                                                               FAIR VALUES
                                                              AT THE DATE OF
                                                               ACQUISITION
                                                               --------------
                                                                   L000
Share of net liabilities acquired:
Tangible fixed assets.......................................         18
Current assets..............................................        127
Creditors...................................................       (153)
                                                                  -----
Net liabilities acquired....................................         (8)
                                                                  -----
Consideration:
Issue of new Ordinary shares................................      1,150
Cash paid...................................................        965
Expenses....................................................        100
New Ordinary shares to be issued (see note 20)..............        967
Cash to be paid.............................................      2,833
                                                                  -----
                                                                  6,015
                                                                  -----
Goodwill on acquisition of Write Works......................      6,023
Goodwill on acquisition of RDS..............................      1,720
                                                                  -----
          Total goodwill....................................      7,743
                                                                  =====

     No fair value adjustments were required.

     Write Works' results from the start of its financial year (1 January 1998) through to the date of acquisition and its audited results for the period from 20 January 1997 (date of incorporation) to 31 December 1997 are as follows:

                                              (UNAUDITED)           20 JANUARY 1997
                                              1 JANUARY TO      (DATE OF INCORPORATION)
                                            19 NOVEMBER 1998      TO 31 DECEMBER 1997
                                            ----------------    -----------------------
                                                  L000                    L000
Turnover...................................        658                    144
Cost of sales..............................       (503)                  (121)
Gross profit...............................        155                     23
Net operating expenses.....................       (196)                   (73)
Retained loss..............................        (41)                   (50)

     There were no recognised gains or losses other than the loss for the period presented.

12. TANGIBLE FIXED ASSETS

                                                 LEASEHOLD                 FIXTURES &    MOTOR
                    GROUP                       IMPROVEMENTS   EQUIPMENT    FITTINGS    VEHICLES   TOTAL
                    -----                       ------------   ---------   ----------   --------   ------
                                                        L000        L000         L000       L000     L000
COST

At 31 December 1996...........................       732        10,423         968         656     12,779
On acquisition of subsidiary undertakings.....     1,114        12,376       1,917          --     15,407
Exchange adjustments..........................        34           403          73          (5)       505
Additions.....................................       301         2,086         138         207      2,732
Disposals.....................................        --           (33)         (1)       (263)      (297)
                                                   -----        ------       -----        ----     ------
At 31 December 1997...........................     2,181        25,255       3,095         595     31,126
                                                   -----        ------       -----        ----     ------
Exchange adjustments..........................       (12)          (97)        (28)          3       (134)
Additions.....................................       408         5,969         150          14      6,541
Revisions to fair values......................        --           (43)         --          --        (43)
Disposals.....................................       (99)          (83)       (449)        (82)      (713)
                                                   -----        ------       -----        ----     ------
At 31 December 1998...........................     2,478        31,001       2,768         530     36,777
                                                   -----        ------       -----        ----     ------

DEPRECIATION
At 31 December 1996...........................       168         5,018         410         192      5,788
Exchange adjustments..........................        --            12          16          (4)        24
Provided for the year.........................     1,216         4,058         654         166      6,094
Disposals.....................................        --           (10)         --        (124)      (134)
                                                   -----        ------       -----        ----     ------
At 31 December 1997...........................     1,384         9,078       1,080         230     11,772
                                                   -----        ------       -----        ----     ------
Exchange adjustments..........................       (10)          (55)        (12)          2        (75)
Provided for the year.........................       436         6,855         532         139      7,962
Revisions to fair values......................        --          (267)         --          --       (267)
Disposals.....................................       (33)         (190)       (209)        (53)      (485)
                                                   -----        ------       -----        ----     ------
At 31 December 1998...........................     1,777        15,421       1,391         318     18,907
                                                   -----        ------       -----        ----     ------

NET BOOK AMOUNT
At 31 December 1998...........................       701        15,580       1,377         212     17,870
                                                   =====        ======       =====        ====     ======
At 31 December 1997...........................       797        16,177       2,015         365     19,354
                                                   =====        ======       =====        ====     ======

     The net book amounts of assets held under finance leases at 31 December 1998 were L857,000 (1997: L1,710,000).

     Equipment included assets under finance leases of L5,378,000 and L5,338,000 at 31 December 1998 and 1997 respectively. Accumulated depreciation relating to equipment under finance leases totalled L4,521,000 and L3,628,000 at 31 December 1998 and 1997 respectively. Depreciation of equipment under finance leases is included in the depreciation expense, unless capitalised in accordance with the Group's system and product development cost policy (note 1).

                                                  LEASEHOLD                 FIXTURES &    MOTOR
                    COMPANY                      IMPROVEMENTS   EQUIPMENT    FITTINGS    VEHICLES   TOTAL
                    -------                      ------------   ---------   ----------   --------   ------
                                                         L000        L000         L000       L000     L000
COST

At 31 December 1996............................       580         2,092        463          568      3,703
Additions......................................       269           546         37          197      1,049
Disposals......................................        --            (5)        --         (208)      (213)
                                                    -----        ------        ---         ----     ------
At 31 December 1997............................       849         2,633        500          557      4,539
                                                    -----        ------        ---         ----     ------
Transfer from subsidiary undertakings..........        --         6,979         29           --      7,008
Additions......................................       174           653         11           --        838
Disposals......................................        --           (25)        (4)         (82)      (111)
                                                    -----        ------        ---         ----     ------
At 31 December 1998............................     1,023        10,240        536          475     12,274
                                                    -----        ------        ---         ----     ------

DEPRECIATION
At 31 December 1996............................       138         1,032        221          168      1,559
Provided for the year..........................       166           665         84          143      1,058
Disposals......................................        --            (2)        --         (106)      (108)
                                                    -----        ------        ---         ----     ------

At 31 December 1997............................       304         1,695        305          205      2,509
                                                    -----        ------        ---         ----     ------
Transfer from subsidiary undertakings..........        --         4,638         20           --      4,658
Provided for the year..........................       183         1,914         93          129      2,319
Disposals......................................        --            (1)        --          (53)       (54)
                                                    -----        ------        ---         ----     ------

At 31 December 1998............................       487         8,246        418          281      9,432
                                                    =====        ======        ===         ====     ======

NET BOOK AMOUNT

At 31 December 1998............................       536         1,994        118          194      2,842
                                                    =====        ======        ===         ====     ======

At 31 December 1997............................       545           938        195          352      2,030
                                                    =====        ======        ===         ====     ======

     The net book amounts of assets held under finance leases at 31 December 1998 were Lnil (1997: Lnil).

13. FIXED ASSET INVESTMENTS

                           GROUP                               L000
                           -----                              ------
Investments
At 31 December 1996.........................................   2,135
Additions...................................................   5,329
On acquisition of subsidiary undertakings...................  10,910
                                                              ------

At 31 December 1997.........................................  18,374
Amounts written off (note 5)................................  (2,300)
Additions...................................................   1,446
Disposals...................................................  (5,053)
Exchange movements..........................................    (113)
                                                              ------

At 31 December 1998.........................................  12,354
                                                              ======

     The amounts written off during the year ended 31 December 1998 related to the investment in 4th Network (note 5).

     The additions during the year ended 31 December 1998 related to the continued monthly funding of Frost & Sullivan Electronic Distribution LLC, a 50:50 joint venture with Frost & Sullivan which is registered in the

US. At 31 December 1998, the investment had a book value of L2,178,000. The Company is committed to provide monthly funding of $200,000 per month for a further period of six months.

     On 6 May 1998, the Group disposed of its investment in NewsEdge Corporation, an online service provider, for net proceeds, after associated expenses, of L3.9 million. This resulted in a book profit on the disposal of L1.0 million.

     On 13 May 1998, the Company disposed of its investment in Easynet Group plc, an Internet and telecommunications company, for net proceeds, after associated expenses, of L3.2 million. This resulted in a book profit on the disposal of L1.1 million.

                                                                              LONG TERM
                                                                             LOANS FROM
                          COMPANY                            INVESTMENTS   GROUP COMPANIES    TOTAL
                          -------                            -----------   ---------------   -------
                                                                L000            L000          L000
At 31 December 1996........................................     2,222               --         2,222
Additions..................................................    59,340          220,724       280,064
                                                               ------          -------       -------
At 31 December 1997........................................    61,562          220,724       282,286
Amounts written off (note 5)...............................    (2,300)              --        (2,300)
Additions..................................................     6,015            1,325         7,340
Disposals..................................................    (2,135)              --        (2,135)
Disposals to subsidiary undertakings.......................      (355)              --          (355)
                                                               ------          -------       -------
At 31 December 1998........................................    62,787          222,049       284,836
                                                               ======          =======       =======

     The amounts written off during the year ended 31 December 1998 related to the investment in 4th Network (note 5).

     On 19 November 1998, the Company acquired all of the share capital of Write Works Limited ('Write Works') for a maximum of L6.0 million to be paid over two years (note 11).

     The disposals during the year ended 31 December 1998 related to the sale of the investment in Easynet Group plc.

     The following were principal subsidiary undertakings as at 31 December 1998 and have all been included in the consolidated accounts except where indicated. Each subsidiary principally does business in the country of its incorporation/registration and all equity is in the form of Ordinary shares or their equivalent. Companies that are indented are not directly held by The Dialog Corporation plc.

                                                               COUNTRY OF
                                                             INCORPORATION/   PROPORTION OF   NATURE OF
                       COMPANY NAME                           REGISTRATION     EQUITY HELD    BUSINESS
                       ------------                          --------------   -------------   ---------
The Dialog Corporation Asia Pacific Limited................     Hong Kong          100%           1
InfoDynamics Limited.......................................       England          100%           2
Dialog MultiMedia Limited..................................       England          100%           2
Dotcom Investments BV......................................   Netherlands          100%           3
  The Dialog Corporation BV................................   Netherlands          100%           1
  The Dialog Corporation SA................................       Belgium          100%           1
  The Dialog Corporation (Ireland) Limited.................       Ireland          100%           1
Virtual Business Information Limited.......................       England          100%           4
Muscat Limited.............................................       England           70%           5
  Muscat Europe BV.........................................   Netherlands           70%           5

                                                               COUNTRY OF
                                                             INCORPORATION/   PROPORTION OF   NATURE OF
                       COMPANY NAME                           REGISTRATION     EQUITY HELD    BUSINESS
                       ------------                          --------------   -------------   ---------
Dialog Holdings Limited....................................       England          100%           3
  Dialog Information Services S.A.R.L......................        France          100%           1
  The Dialog Corporation A/S...............................       Denmark          100%           1
     M.A.I.D Sweden AB.....................................        Sweden          100%           1
       The Dialog Corporation (Sweden) AB..................        Sweden          100%           1
  The Dialog Corporation GmbH..............................   Switzerland          100%           1
  Dialog Information Services Ltd..........................       England          100%           1
  The Dialog Corporation Srl...............................         Italy          100%           1
  The Dialog Corporation GmbH..............................       Germany          100%           1
  The Dialog Corporation 98 Sociedad Limitada..............         Spain          100%           1
Write Works Limited........................................       England          100%           6
The Dialog Corporation*....................................           USA          100%           1
  CARL Corporation**.......................................           USA          100%           7
  CARL Systems Data Retrieval Inc.**.......................           USA          100%           7
  The UnCover Company**....................................           USA          100%           8
  Responsive Database Services, Inc. ......................           USA          100%           9
  Responsive Database Services Ltd.........................       England          100%           9
  Infomart/DIALOG Limited..................................        Canada           50%           1
  Dialog Servicios de Informacion S.A. de C.V. ............        Mexico          100%           1
  The Dialog Corporation S.A. de C.V. .....................        Mexico          100%           1
  Dialog Nova KK...........................................         Japan          100%          10
  KMK DigiTex Company Ltd. ................................         Japan           52%          10
  Dialog Information Services Asia Limited.................     Hong Kong          100%           1

---------------
 * Incorporated in the State of Delaware.

** These subsidiary undertakings were acquired with KRII as businesses held for resale. Their operating results have been excluded from the Group's consolidated profit and loss account.

  Key

 1 Provision of an indexed online business information service

 2 Provision of a database system

 3 Holding company

 4 Preparation of publishing information

 5 Provision of indexing and search technology

 6 Provision of eCommerce procurement systems

 7 Provision of library systems

 8 Sales of reference systems

 9 Development and provision of business
   information

10 Document delivery services

14. DEBTORS

                                                                   GROUP            COMPANY
                                                              ---------------   ---------------
                                                               1998     1997     1998     1997
                                                              ------   ------   ------   ------
                                                               L000     L000     L000     L000
AMOUNTS DUE WITHIN ONE YEAR
Trade debtors...............................................  32,131   34,441    3,039    3,043
Other debtors...............................................   1,334    2,033    1,093      863
Prepayments and accrued income..............................   9,316    6,731    3,807    2,046
Amounts owed by subsidiary undertakings.....................      --       --   32,795   23,187
                                                              ------   ------   ------   ------
                                                              42,781   43,205   40,734   29,139
AMOUNTS DUE AFTER ONE YEAR
Other debtors...............................................      --      615       --       --
                                                              ------   ------   ------   ------
                                                              42,781   43,820   40,734   29,139
                                                              ======   ======   ======   ======

     Trade debtors for the Group are stated net of the allowance for doubtful trade debtor balances, which amounted to L2,974,000 and L1,872,000 at 31 December 1998 and 1997 respectively.

     Included within 'Other debtors' are the deferred indexing costs for both the Group and Company, which are deferred and amortised on a straight line basis over two years. The deferred indexing costs for both the Group and Company amounted to L541,000 and L853,000 at 31 December 1998 and 1997 respectively.

15. CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR

                                                               GROUP              COMPANY
                                                          ----------------    ----------------
                                                           1998      1997      1998      1997
                                                          ------    ------    ------    ------
                                                           L000      L000      L000      L000
Bank overdrafts.........................................      --        --       161        --
Senior Credit Facility (see note 16)....................  13,158     3,039    13,158     3,039
Deferred consideration -- purchase of subsidiary (see
  note 20)..............................................   1,437        --     1,437        --
Trade creditors.........................................   8,987    14,430     2,447     1,187
Obligations under finance leases........................     222       491       210        --
Other creditors.........................................   4,274     5,318     3,873     3,028
Taxation and social security............................   1,030     1,396       416       282
Corporation tax.........................................     258       161        --        --
Accruals and deferred income............................  29,479    20,366     4,651     1,997
Amounts owed to subsidiary undertakings.................      --        --    29,082     7,042
                                                          ------    ------    ------    ------
                                                          58,845    45,201    55,435    16,575
                                                          ======    ======    ======    ======

     Included within 'Other creditors' for both Group and Company are subscriber service cost provisions, which amounted to L542,000 and L662,000 at 31 December 1998 and 1997 respectively.

     Accruals and deferred income for the Group, which individually represent in excess of 5% of current liabilities, consist of the following:

                                              1998      1997
                                             ------    ------
                                              L000      L000
Information provider accruals..............  10,867     7,934
Deferred revenue...........................   4,495     7,035
Other accrued expenses.....................  14,117     5,397
                                             ------    ------
                                             29,479    20,366
                                             ======    ======

16. CREDITORS: AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR

                                                            GROUP                COMPANY
                                                      ------------------    ------------------
                                                       1998       1997       1998       1997
                                                      -------    -------    -------    -------
                                                       L000       L000       L000       L000
$180 million 11% Senior Subordinated Notes due
  2007..............................................  104,433    105,205    104,433    105,205
Senior Credit Facility..............................   30,868     50,601     30,868     50,601
Accruals............................................    2,256      6,585         --         --
Other creditors.....................................      776         --         --         --
Deferred consideration -- purchase of subsidiary
  (see note 20).....................................    1,396         --      1,396         --
Obligations under finance leases....................       12        290         12         --
                                                      -------    -------    -------    -------
                                                      139,741    162,681    136,709    155,806
                                                      =======    =======    =======    =======

     The Senior Subordinated Notes are for a term of 10 years and interest is fixed at 11% throughout the term.

     The Senior Credit Facility is repayable over five years and interest is fixed every three to six months at a rate of 2.25 percentage points over US Dollar LIBOR. The Company has entered into an interest rate cap agreement that limits the exposure of 75% of the balance of the Senior Credit Facility to a maximum US Dollar LIBOR rate of 6.50%.

     Repayments on the Senior Subordinated Notes and Senior Credit Facility fall due as follows:

                                                            GROUP                COMPANY
                                                      ------------------    ------------------
                                                       1998       1997       1998       1997
                                                      -------    -------    -------    -------
                                                       L000       L000       L000       L000
Within 1 year.......................................   13,158      3,039     13,158      3,039
Within 1 - 2 years..................................   13,158     15,193     13,158     15,193
Within 2 - 5 years..................................   19,736     37,985     19,736     37,985
After 5 years.......................................  108,186    109,396    108,186    109,396
                                                      -------    -------    -------    -------
                                                      154,238    165,613    154,238    165,613
Less: Unamortised finance costs.....................   (5,779)    (6,768)    (5,779)    (6,768)
                                                      -------    -------    -------    -------
                                                      148,459    158,845    148,459    158,845
                                                      =======    =======    =======    =======

     The Company's obligations with respect to the Senior Credit Facility and finance leases are secured on the assets of the Company and certain of its subsidiaries. The Senior Subordinated Notes are unsecured.

     Obligations under finance leases are due as follows:

                                                                 GROUP          COMPANY
                                                              ------------    ------------
                                                              1998    1997    1998    1997
                                                              ----    ----    ----    ----
                                                              L000    L000    L000    L000
Within 1 year...............................................  222     491     210      --
Within 1 - 2 years..........................................   12     278      12      --
Within 2 - 5 years..........................................   --      12      --      --
                                                              ---     ---     ---      --
                                                              234     781     222      --
                                                              ===     ===     ===      ==

17. PROVISION FOR LIABILITIES AND CHARGES

                                                                            RESTRUCTURING COSTS
                                                                 -----------------------------------------
                                                                                                  POST-
                                                                  REMOVAL OF                   ACQUISITION
                                                                 KNIGHT-RIDDER   TERMINATION   FUNDING OF             RELOCATION
                            DEFERRED               DATA CENTRE    INFORMATION    OF PROPERTY    NON-CORE                 OF US
          GROUP             TAXATION   SEVERANCE   INTEGRATION       NAME          LEASES      BUSINESSES    LEGAL   HEADQUARTERS
          -----             --------   ---------   -----------   -------------   -----------   -----------   -----   -------------
                              L000       L000         L000           L000           L000          L000       L000        L000
At 31 December 1996.......    142           --           --             --             --            --         --          --
On acquisition of
  subsidiary
  undertaking.............     --           --           --             --             --           761         --          --
Transfer from/(to) profit
  and loss account........     (9)       1,934        4,473          1,313            917            --         --          --
Amounts paid..............     --       (1,934)          --             --             --            --         --          --
Exchange adjustments......    (14)          --           --             --             --            --         --          --
                              ---       ------       ------          -----         ------        ------      -----       -----
At 31 December 1997.......    119           --        4,473          1,313            917           761         --          --
Reclassification from
  creditors...............     --           --           --             --             --            --        547          --
Transfer from/(to) profit
  and loss account........     (7)          --       (1,197)          (524)         1,589            --         --       1,758
Amounts paid..............     --           --       (3,254)          (418)        (1,667)       (1,483)      (513)       (947)
Revisions to fair
  values..................     --           --           --             --            378           728      2,172          --
Exchange adjustments......     16           --          (22)           (10)           (10)           (6)       (13)         (3)
                              ---       ------       ------          -----         ------        ------      -----       -----
At 31 December 1998.......    128           --           --            361          1,207            --      2,193         808
                              ===       ======       ======          =====         ======        ======      =====       =====


          GROUP             TOTAL
          -----             ------
                             L000
At 31 December 1996.......     142
On acquisition of
  subsidiary
  undertaking.............     761
Transfer from/(to) profit
  and loss account........   8,628
Amounts paid..............  (1,934)
Exchange adjustments......     (14)
                            ------
At 31 December 1997.......   7,583
Reclassification from
  creditors...............     547
Transfer from/(to) profit
  and loss account........   1,619
Amounts paid..............  (8,282)
Revisions to fair
  values..................   3,278
Exchange adjustments......     (48)
                            ------
At 31 December 1998.......   4,697
                            ======

  DEFERRED TAXATION

                                                              1998                        1997
                                                    ------------------------    ------------------------
                                                    POTENTIAL    PROVIDED IN    POTENTIAL    PROVIDED IN
                                                    LIABILITY     ACCOUNTS      LIABILITY     ACCOUNTS
                                                    ---------    -----------    ---------    -----------
                                                      L000          L000          L000          L000
Intangible fixed asset related....................    1,530           --          2,389           --
Other timing differences..........................      128          128            119          119
                                                      -----          ---          -----          ---
                                                      1,658          128          2,508          119
                                                      =====          ===          =====          ===

     At 31 December 1998, the Group had L25,300,000 of tax losses carried forward (1997: L17,699,000), giving rise to an unprovided potential deferred tax asset of L9,090,000 (1997: L5,575,000).

  Company Deferred taxation

                                                           1998                        1997
                                                 ------------------------    ------------------------
                                                 POTENTIAL    PROVIDED IN    POTENTIAL    PROVIDED IN
                                                 LIABILITY     ACCOUNTS      LIABILITY     ACCOUNTS
                                                 ---------    -----------    ---------    -----------
                                                   L000          L000          L000          L000
Intangible fixed asset related.................     1,441            --         2,283            --
Other timing differences.......................        --            --            --            --
                                                 --------      --------      --------      --------
                                                    1,441            --         2,283            --
                                                 ========      ========      ========      ========

     At 31 December 1998, the Company had L15,054,000 of tax losses carried forward (1997: L12,829,000), giving rise to an unprovided potential deferred tax asset of L4,667,000 (1997: L4,041,000).

18. SHARE CAPITAL

                                                           1998                    1997
                                                   --------------------    --------------------
                                                     NUMBER       L000       NUMBER       L000
                                                   -----------    -----    -----------    -----
Authorised:
Ordinary shares of 1p each.......................  199,827,000    1,998    199,827,000    1,998
Allotted, called up and fully paid:
Ordinary shares of 1p each.......................  151,467,107    1,514    150,191,853    1,502

     During the three years ended 31 December 1998, the following movements occurred in the Ordinary shares of the Company:

                                                                SHARES
                            DATE                                NUMBER       SHARES    NOTES
                            ----                              -----------    ------    -----
                                                                              L000
31 December 1995............................................   91,716,810      917

27 March 1996
Acquisition of shares in Easynet Group plc..................      833,935        8        (i)

21 October 1996
Exercise of share options...................................       47,250        1       (ii)
                                                              -----------    -----
31 December 1996............................................   92,597,995      926

Between 17 January 1997 and 24 November 1997
Exercise of share options...................................      674,367        7      (iii)

13 August 1997
Acquisition of shares in Muscat Ltd.........................    2,105,855       21       (iv)

14 November 1997
UK Placing..................................................   54,500,000      545        (v)

23 December 1997
Acquisition of remaining shares in M.A.I.D Denmark A/S......      313,636        3       (vi)
                                                              -----------    -----
31 December 1997............................................  150,191,853    1,502

Between 8 February 1998 and 21 August 1998
Exercise of share options...................................      440,837        4      (vii)

Between 11 May 1998 and 17 December 1998
Allotment of shares under the 401(k) Plan...................      140,392        1     (viii)

18 November 1998
Acquisition of Write Works Ltd..............................      694,025        7       (ix)
                                                              -----------    -----
31 December 1998............................................  151,467,107    1,514
                                                              ===========    =====

---------------
    (i) On 27 March 1996 the Company acquired 2,132,501 shares in Easynet Group plc ('Easynet'), one of the UK's leading Internet service providers, at a price of L1.00 per ordinary share. The consideration for the acquisition of the shares in Easynet was satisfied by the issue of 833,935 new Ordinary shares of par value 1p in the Company which represents an effective price of L2.56 for each new Ordinary share.

   (ii) Exercise of share options. As a consequence of the Company's US headquarters being relocated from New York to Cary, North Carolina, certain staff were made redundant and, in accordance with the Company's share option scheme rules, exercised their share options in 1996. The options were exercised at prices of L0.81 and L2.48 per share for a total consideration of L46,000.

  (iii) Exercise of share options. At various dates throughout 1997, in accordance with the Company's share option schemes, a number of full-time employees exercised their share options. The options were exercised at prices between L0.64 and L1.80 per share for a total consideration of L698,000.

   (iv) On 14 August 1997, the Company announced that it had acquired 8,863 shares of the authorised and issued share capital of Muscat Ltd ('Muscat'), a leading UK information retrieval technology vendor. As a result, the Company now owns approximately 70% of the share capital in Muscat.

        The total consideration for the acquisition of the shares in Muscat was L5,557,101. This was satisfied by a L1,282,215 cash payment and the balance of L4,274,886 by the issue on 13 August 1997 of 2,105,855 new Ordinary shares (equivalent to an issue price of L2.03 per share).

   (v) Under the terms of an agreement dated 1 October 1997, the Company agreed to acquire all of the share capital of KRII, an online supplier of business intelligence, for approximately L261 ($434) million. The acquisition closed on 14 November 1997 and was partly financed by a placement of 54.5 million new Ordinary shares at L2.20 per share.

   (vi) On 23 December 1997, the Company announced that it had acquired the remaining 23% minority interest in its Danish subsidiary from Lars Thejl and Morten Nicholaisen, Directors of M.A.I.D Denmark A/S. As a result, the Company now owns 100% of M.A.I.D Denmark A/S (subsequently renamed Dialog Information Services A/S).

        The L443,795 consideration was satisfied by the issue of 313,636 new Ordinary shares at L1.415 per share.

  (vii) Exercise of share options. At various dates throughout 1998, in accordance with the Company's share option schemes, a number of eligible employees exercised their share options. The options were exercised at prices between L0.49 and L1.10 per share for a total consideration of L457,729.

 (viii) The Company operates a defined contribution pension scheme in the US (the 401(k) Investment Savings Plan). At various dates throughout 1998, the Company matched employee contributions to this Plan, partially with the allotment of new Ordinary shares valued at market price at the time of issue and subsequently converted into ADSs. A total of 140,392 Ordinary shares were issued during the year at prices between L0.56 and L1.84 per share for a combined market value of L179,936.

   (ix) On 19 November 1998, the Company announced that it had acquired 100% of the share capital of Write Works Ltd. The consideration for the acquisition was an initial payment of L1 million in cash and approximately L1.2 million by the issue of 694,025 Dialog shares, representing a value of L1.66 per share. A further consideration of up to a maximum of L2.8 million in cash and L1 million in shares will be paid on the achievement of Write Works' targets over the next two years.

     At 31 December 1998, options have been granted over the Company's Ordinary shares as follows:

                                     ORDINARY    EXERCISABLE       EARLIEST             LATEST
              SCHEME                  SHARES        PRICE      EXERCISABLE DATE    EXERCISABLE DATE
              ------                 ---------   -----------   -----------------   ----------------
                                                      L
Executive Scheme...................    776,317      1.10       24 March 1997       24 March 2004
Executive Scheme...................     20,000      0.80       25 April 1998       25 April 2005
Executive Scheme...................    190,500      2.48       4 October 1998      4 October 2005
Executive Scheme...................     22,000      2.48       19 December 1996    4 October 1999
Executive Scheme...................      9,000      2.48       30 September 1997   4 October 1999
Executive Scheme...................      9,000      2.48       2 December 1997     4 October 1999
Executive Scheme...................    118,880      1.89       14 March 2000       14 March 2007
Executive Scheme...................     13,600      2.20       14 November 2000    14 November 2007
Executive Scheme...................    291,900      1.58       9 April 2001        9 April 2008
Executive Scheme...................     17,647      1.70       8 September 2001    8 September 2008
                                     ---------
          Total....................  1,468,844
                                     =========

Unapproved Scheme..................    128,863      1.10       24 March 1997       24 March 2001
Unapproved Scheme..................    117,500      2.48       4 October 1998      4 October 2002
Unapproved Scheme..................      9,000      2.48       30 November 1997    4 October 1999
Unapproved Scheme..................      4,500      2.48       7 July 1997         4 October 1999
Unapproved Scheme..................      9,000      2.48       10 January 1997     4 October 1999
Unapproved Scheme..................     20,000      2.20       30 November 1997    22 December 1999
Unapproved Scheme..................     21,834      2.29       2 January 1999      2 January 2003
Unapproved Scheme..................     15,000      1.75       28 February 1999    28 February 2003
Unapproved Scheme..................    105,000      2.87       16 August 1999      16 August 2003
Unapproved Scheme..................     15,000      2.87       7 July 1997         16 August 2000
Unapproved Scheme..................    468,620      1.89       14 March 2000       14 March 2004
Unapproved Scheme..................     25,000      1.89       2 December 1997     14 March 2001
Unapproved Scheme..................     10,000      1.89       30 September 1997   14 March 2001
Unapproved Scheme..................      7,500      2.00       26 March 2000       26 March 2004
Unapproved Scheme..................      1,400      2.20       14 November 2000    14 November 2004
Unapproved Scheme..................    412,600      1.58       9 April 2001        9 April 2005
Unapproved Scheme..................    150,000      1.73       30 April 2001       30 April 2005
Unapproved Scheme..................     30,353      1.70       8 September 2001    8 September 2005
Unapproved Scheme..................    820,000      1.50       8 October 2001      8 October 2005
                                     ---------
          Total....................  2,371,170
                                     =========
Sharesave Scheme...................     43,124      0.88       1 May 1999          31 October 1999
Sharesave Scheme...................    246,424      0.49       1 December 1999     31 May 2000
Sharesave Scheme...................     99,183      0.64       1 June 2000         30 November 2000
Sharesave Scheme...................      2,464      2.24       1 December 2000     31 May 2001
Sharesave Scheme...................     42,928      1.80       1 June 2001         30 November 2001
Sharesave Scheme...................     10,307      1.74       1 May 2002          31 October 2002
Sharesave Scheme...................    112,143      1.37       1 July 2001         31 December 2001
Sharesave Scheme...................     94,276      1.37       1 July 2003         31 December 2003
                                     ---------
          Total....................    650,849
                                     =========

     At 31 December 1998, options have been granted over the Company's American Depositary Shares* as follows:

                                 AMERICAN
                                DEPOSITARY   EXERCISABLE         EARLIEST              LATEST
            SCHEME                SHARES        PRICE        EXERCISABLE DATE     EXERCISABLE DATE
            ------              ----------   -----------   ---------------------  ----------------
                                                  $
Employee Stock Purchase
  Plan........................     47,317        8.65      31 March 1999          31 March 1999
Employee Stock Purchase
  Plan........................      9,486       10.49      10 October 2000        10 October 2000
US Option Plan................    190,625       11.00      9 April 1999**         9 April 2008
US Option Plan................      7,500       11.88      30 April 1999**        30 April 2008
US Option Plan................     42,250       11.81      8 September 1999**     8 September 2008
US Option Plan................    127,500        9.90      8 October 1999**       8 October 2008
Individual US arrangement.....      6,250       10.63      12 December 1997***    12 December 2007
Individual US arrangement.....      6,711       14.90      14 November 1998       14 November 2004
Individual US arrangement.....      4,232       11.81      8 September 1999       8 September 2005
                                ---------
          Total...............    441,871
                                =========
Total options granted over
  Ordinary share
  equivalents.................  6,258,347
                                =========

---------------
  * One American Depositary Share is equivalent to four Ordinary shares.

 ** Options become exercisable in stages. After the first year up to one quarter of the total number of options may be exercised. After every subsequent month for the next three years an additional 1/48 of the total number of options may be exercised.

*** Options become exercisable in cumulative monthly increments during the 12 month period following the date of grant.

     1994 Executive Share Option Scheme (the 'Executive Scheme'). In March 1994, the Company adopted the 1994 Executive Share Option Scheme ('the Executive Scheme'). Formal approval of the Executive Scheme was given by the Inland Revenue in March 1994. Under the terms of the Executive Scheme, options to acquire Ordinary shares may be granted at the discretion of the Remuneration Committee of the Board of Directors to any employee, including full-time employee Directors. The exercise price is determined at the date of grant of an option and shall not be less than the higher of the par value of an Ordinary share and the closing market price of an Ordinary share on the day preceding the date of grant. Options under the Executive Scheme generally become exercisable on the third anniversary of the date of grant and lapse on the tenth anniversary of the date of grant. The number of options grantable under the Executive Scheme and the aggregate exercise price of options grantable to any individual is now limited to L30,000 following the passing of the Finance Act 1996. Transactions under the Executive Scheme for the three years ended 31 December 1998 were as follows:

                 OPTIONS OUTSTANDING                    NUMBER    EXERCISE PRICE    WEIGHTED AVERAGE
                 -------------------                    ------    --------------    ----------------
                                                        (000S)          L                  L
At 31 December 1995...................................  2,037      0.80 - 2.48            1.41
Granted...............................................     20      2.87 - 3.41            3.13
Cancelled.............................................    (24)            2.48            2.48
                                                        -----      -----------            ----
At 31 December 1996...................................  2,033      0.80 - 3.41            1.42
Granted...............................................    176      1.89 - 2.20            1.93
Cancelled.............................................   (311)     0.80 - 3.41            2.12
Exercised.............................................   (424)     0.81 - 1.10            1.00
                                                        -----      -----------            ----
At 31 December 1997...................................  1,474      0.80 - 3.41            1.45
Granted...............................................    334      1.58 - 1.70            1.59
Cancelled.............................................   (139)     1.10 - 2.87            1.89
Exercised.............................................   (200)            1.10            1.10
                                                        -----      -----------            ----
At 31 December 1998...................................  1,469      0.80 - 2.48            1.49
                                                        =====      ===========            ====
Exercisable at 31 December 1996.......................    306      0.81 - 2.48            1.05
Exercisable at 31 December 1997.......................  1,047      1.10 - 2.48            1.15
Exercisable at 31 December 1998.......................  1,027      0.80 - 2.48            1.40

     1994 Unapproved Executive Share Option Scheme (the 'Unapproved Scheme'). In March 1994, the Company adopted the 1994 Unapproved Executive Share Option Scheme (the 'Unapproved Scheme'). Under the terms of the Unapproved Scheme, options to subscribe for Ordinary shares may be granted at the discretion of the Remuneration Committee of the Board of Directors to any employee, including full-time employee Directors. The exercise price is determined at the date of grant of an option and shall not be less than the higher of the par value of an Ordinary share and the closing market price of an Ordinary share on the day preceding the date of grant. Options under the Unapproved Scheme generally become exercisable on the third anniversary of the date of grant and lapse on the seventh anniversary of the date of grant. The number of shares over which options may be granted under the Unapproved Scheme is consistent with institutional investor guidelines in respect of overall limits applicable to employee share schemes. The number grantable to any individual is also in line with such limits. Transactions under the Unapproved Scheme for the three years ended 31 December 1998 were as follows:

                 OPTIONS OUTSTANDING                    NUMBER    EXERCISE PRICE    WEIGHTED AVERAGE
                 -------------------                    ------    --------------    ----------------
                                                        (000S)          L                  L
At 31 December 1995...................................    985      0.81 - 2.48            1.45
Granted...............................................    216      1.75 - 2.87            2.73
Cancelled.............................................   (163)     0.81 - 2.48            1.58
Exercised.............................................    (47)     0.81 - 2.48            0.97
                                                        -----      -----------            ----

                 OPTIONS OUTSTANDING                    NUMBER    EXERCISE PRICE    WEIGHTED AVERAGE
                 -------------------                    ------    --------------    ----------------
                                                        (000S)          L                  L
At 31 December 1996...................................    991      1.10 - 2.87            1.74
Granted...............................................    741      1.89 - 2.20            1.93
Cancelled.............................................   (150)     1.89 - 2.87            2.26
Exercised.............................................   (242)            1.10            1.10
                                                        -----      -----------            ----
At 31 December 1997...................................  1,340      1.10 - 2.87            1.90
Granted...............................................  1,436      1.50 - 1.73            1.55
Cancelled.............................................   (209)     1.58 - 2.87            2.13
Exercised.............................................   (196)            1.10            1.10
                                                        -----      -----------            ----

At 31 December 1998...................................  2,371      1.10 - 2.87            1.73
                                                        =====      ===========            ====
Exercisable at 31 December 1996.......................    136             1.10            1.10
Exercisable at 31 December 1997.......................    418      1.10 - 2.87            1.36
Exercisable at 31 December 1998.......................    339      1.10 - 2.87            1.89

     1994 Savings Related Share Option Scheme (the 'Sharesave Scheme'). In March 1994, the Company adopted the 1994 Savings Related Share Option Scheme (the 'Sharesave Scheme') which was subsequently approved by the Inland Revenue. Under the rules of the scheme, participation is offered to all UK employees, including full-time employee Directors. All options are linked to a contractual savings scheme. Participants may save between L5 and L250 per month over a three or five year period at the end of which they are granted a tax-free bonus. Participants may withdraw from the savings contract at any time (although their option will then lapse) and are not obliged to exercise their options at the date of maturity. The exercise price is determined at the date of grant of an option and shall not be less than the higher of the par value of an Ordinary share and 85% (formerly 80% up until December 1995) of the market value of an Ordinary share at the date of invitation. Options under the scheme become exercisable on the bonus date and remain exercisable for a period of six months. The number of shares over which options may be granted under the Sharesave Scheme are consistent with institutional investor guidelines in respect of overall limits applicable to employee share schemes. The number grantable to any individual is also in line with such limits. Transactions under the Sharesave Scheme for the three years ended 31 December 1998 were as follows:

                 OPTIONS OUTSTANDING                    NUMBER    EXERCISE PRICE    WEIGHTED AVERAGE
                 -------------------                    ------    --------------    ----------------
                                                        (000S)          L                  L
At 31 December 1995...................................    790      0.49 - 2.24            0.69
Granted...............................................    146             1.80            1.80
Cancelled.............................................   (112)     0.64 - 2.24            1.64
                                                         ----      -----------            ----
At 31 December 1996...................................    824      0.49 - 2.24            0.76
Granted...............................................     85             1.74            1.74
Cancelled.............................................   (272)     0.49 - 2.24            0.79
Exercised.............................................     (8)     0.64 - 1.80            0.70
                                                         ----      -----------            ----
At 31 December 1997...................................    629      0.49 - 2.24            0.88
Granted...............................................    224             1.37            1.37
Cancelled.............................................   (157)     0.49 - 1.80            1.49
Exercised.............................................    (45)     0.49 - 0.64            0.49
                                                         ----      -----------            ----
At 31 December 1998...................................    651      0.49 - 2.24            0.93
                                                         ====      ===========            ====
Exercisable at 31 December 1996.......................      8      0.64 - 1.80            0.70
Exercisable at 31 December 1997.......................     74      0.49 - 1.80            0.56
Exercisable at 31 December 1998.......................     --               --              --

     1997 US Stock Option Plan (the 'US Option Plan'). In November 1997, the Company adopted the 1997 US Stock Option Plan (the 'US Option Plan') which provides for the grant of both incentive and non-statutory stock options over the Company's American Depositary Shares (ADSs). Incentive stock options granted under the US Option Plan are intended to qualify as incentive stock options within the meaning of Section 422 of the Internal Revenue code of 1986, as amended (the 'Code'). Non-statutory stock options granted under the US Option Plan are intended not to qualify as incentive stock options under the Code. Under the terms of the US Option Plan, options to acquire ADSs may be granted by the Remuneration Committee of the Board of Directors to any US resident employee, including employee Directors.

     The exercise price of incentive stock and non-statutory stock options under the US Option Plan may not be less than the fair market value of the ADSs subject to the option on the date of the option grant, and in some cases, may not be less than 110% of such fair market value. Options granted under the US Option Plan may become exercisable ('vest') in cumulative increments as determined by the Remuneration Committee of the Board of Directors and lapse no later than the tenth anniversary of the date of grant.

     The number of shares over which options may be granted under the US Option Plan is consistent with the institutional investor guidelines in respect of overall limits applicable to employee share schemes. The number grantable to any individual is also in line with such limits. Transactions under the US Option Plan up to 31 December 1998 were as follows:

                                                      NUMBER
                OPTIONS OUTSTANDING                   OF ADSS    EXERCISE PRICE    WEIGHTED AVERAGE
                -------------------                   -------    --------------    ----------------
                                                      (000S)           $                  $
At 31 December 1996.................................     --                 --             --
Granted.............................................     63              14.90          14.90
                                                       ----       ------------          -----
At 31 December 1997.................................     63              14.90          14.90
Granted.............................................    427       9.88 - 11.88          10.75
Cancelled...........................................   (122)      9.88 - 14.90          12.93
                                                       ----       ------------          -----
At 31 December 1998.................................    368       9.90 - 11.88          10.73
                                                       ====       ============          =====
Exercisable at 31 December 1996.....................     --                 --             --
Exercisable at 31 December 1997.....................     --                 --             --
Exercisable at 31 December 1998.....................     --                 --             --

     1998 US Employee Stock Purchase Plan (the 'Purchase Plan'). In June 1998 the Company adopted the 1998 US Employee Stock Purchase Plan (the 'Purchase Plan'), which provides for the grant of rights ('Rights') to purchase ADSs in the Company. The Rights are intended to qualify as options issued under 'employee stock purchase plans' as defined in Section 423(b) of the United States Internal Revenue Code of 1986, as amended (the 'Code'). Participation in the Purchase Plan is offered to all US resident employees, including full-time employee Directors. The initial offering began on 17 June 1998 (the 'Offering Date') and will end on 31 March 1999 (the 'Purchase Date'). Thereafter, two year offerings will begin approximately every six months following the announcement of the interim and final results. All Rights under an offering are linked to accumulated payroll deductions over the course of the offering, and participants may withdraw from the plan at any time during an offering (although their Rights will then lapse). The purchase price of the ADSs is not less than the lesser of 85% of the fair market value of the ADSs on either the Offering Date or the Purchase Date. The purchase price may include any UK stamp duty reserve tax payable with respect to the issue of the ADSs.

     Under US law an individual may not purchase more than $25,000 worth of ADSs (as determined by the fair market value on the Offering Date). The number of shares over which the Rights may be granted under the Purchase Plan is consistent with institutional investor guidelines in respect of overall limits applicable to employee share schemes. The number grantable to any individual is also in line with such limits. Transactions under the Purchase Plan up to 31 December 1998 are as follows:

                                                      NUMBER
                OPTIONS OUTSTANDING                   OF ADSS    EXERCISE PRICE    WEIGHTED AVERAGE
                -------------------                   -------    --------------    ----------------
                                                      (000S)           $                  $
At 31 December 1997.................................      --                --             --
Granted.............................................      66      8.65 - 10.49           8.91
Cancelled...........................................      (9)             8.65           8.65
                                                       -----      ------------           ----
At 31 December 1998.................................      57      8.65 - 10.49           8.96
                                                       =====      ============           ====
Exercisable at 31 December 1997.....................      --                --             --
Exercisable at 31 December 1998.....................      --                --             --

     Individual US arrangements. Options over American Depositary Shares were granted during the year at the prevailing market value to certain individuals who are non-executive Directors of The Dialog Corporation, the Company's North American subsidiary. Transactions under these individual US schemes up to 31 December 1998 were as follows:

                                                     NUMBER
                OPTIONS OUTSTANDING                  OF ADSS    EXERCISE PRICE    WEIGHTED AVERAGE
                -------------------                  -------    --------------    ----------------
                                                     (000S)           $                  $
At 31 December 1996................................      --                --             --
Granted............................................      13     10.63 - 14.90          12.84
                                                      -----     -------------          -----
At 31 December 1997................................      13     10.63 - 14.90          12.84
Granted............................................       4             11.81          11.81
                                                      -----     -------------          -----
At 31 December 1998................................      17     10.63 - 14.90          12.59
                                                      -----     -------------          -----
Exercisable at 31 December 1996....................      --                --             --
Exercisable at 31 December 1997....................       1             10.63          10.63
Exercisable at 31 December 1998....................      13     10.63 - 14.90          12.84

19. SHARE PREMIUM

                                                               1998       1997       1996
                                                              -------    -------    ------
                                                               L000       L000       L000
Balance at 1 January........................................  150,341     35,672    33,517
Premium arising on shares issued on exercise of options.....      632        691        45
Premium arising on shares issued on placing/flotation and
  acquisitions of fixed asset investments...................    1,155    124,038     2,127
Expenses of share issue.....................................       --    (10,060)      (17)
                                                              -------    -------    ------
Balance at 31 December......................................  152,128    150,341    35,672
                                                              =======    =======    ======

20. SHARES TO BE ISSUED

     On 19 November 1998, the Company acquired all of the share capital of Write Works Limited ('Write Works') for a maximum of L6,015,000 to be paid over two years (see note 11). The consideration has been satisfied through an initial payment of L965,000 and L1,150,000 by the issue of 694,025 new Ordinary shares.

     A further consideration of up to a maximum of L3,800,000 in cash and shares will be paid on the achievement of certain earnings targets over the next two years.

                                                               L000
                                                              ------
Total future consideration..................................   3,800
Cash payable within one year (see note 15)..................  (1,437)
Cash payable after more than one year (see note 16).........  (1,396)
                                                              ------
Shares to be issued.........................................     967
                                                              ======

21. PROFIT AND LOSS ACCOUNT

                           GROUP                                1998       1997      1996
                           -----                              --------   --------   -------
                                                                L000       L000      L000
Balance at 1 January........................................  (243,524)   (10,561)   (2,775)
Profit/(loss) for the financial year........................     4,439    (20,744)   (7,226)
Effect of exchange rate movements on net investment in
  foreign subsidiaries net of associated borrowings.........    (1,586)    (2,015)     (477)
Goodwill written off........................................   (11,022)  (209,120)      (83)
Effect of exchange rate movements on goodwill written off...     2,266     (1,084)       --
                                                              --------   --------   -------
Balance at 31 December......................................  (249,427)  (243,524)  (10,561)
                                                              ========   ========   =======

     Cumulative goodwill written off at 31 December 1998 amounted to L219,361,000, comprising balances denominated in US Dollars of $355,429,000 and balances denominated in Pounds Sterling of L5,737,000 (1997: L210,605,000, comprising balances denominated in US Dollars of $337,091,000 and balances denominated in Pounds Sterling of L5,737,000; 1996: L401,000 all denominated in Pounds Sterling).

                          COMPANY                              1998       1997       1996
                          -------                             -------    -------    -------
                                                               L000       L000       L000
Balance at 1 January........................................   (6,400)   (10,520)    (3,323)
(Loss)/profit for the financial year........................   (9,016)     4,120     (7,197)
Effect of exchange rate movements on net debt...............    1,752         --         --
                                                              -------    -------    -------
Balance at 31 December......................................  (13,664)    (6,400)   (10,520)
                                                              =======    =======    =======

22. RECONCILIATION OF MOVEMENT IN ORDINARY SHAREHOLDERS' FUNDS

                           GROUP                               1998        1997       1996
                           -----                              -------    --------    ------
                                                               L000        L000       L000
Profit/(loss) for the financial year........................    4,439     (20,744)   (7,226)
Other recognised gains and losses relating to the year
  (net).....................................................      680      (3,099)     (477)
New share capital subscribed for cash.......................      637     120,586        46
New share capital subscribed on acquisition of subsidiaries
  and other fixed asset investments.........................    1,162       4,719     2,135
Expenses of share issue.....................................       --     (10,060)      (17)
Shares to be issued.........................................      967          --        --
Goodwill written off........................................  (11,022)   (209,120)      (83)
                                                              -------    --------    ------
Net movement in Ordinary shareholders' funds................   (3,137)   (117,718)   (5,622)
                                                              -------    --------    ------
Ordinary shareholders' funds at 1 January...................  (91,681)     26,037    31,659
                                                              -------    --------    ------
Ordinary shareholders' funds at 31 December.................  (94,818)    (91,681)   26,037
                                                              =======    ========    ======

     During the year ended 31 December 1998, the Company made certain revisions to the fair value of assets and liabilities consolidated upon the acquisition of KRII. These revisions consisted primarily of the following:

                                                               L000
                                                              -------
Decrease in estimated sales proceeds of assets held for
  resale....................................................   (6,392)
Write-off of capitalised product development costs..........   (2,042)
Release of provision for guaranteed funding commitments.....    3,133
Provision for litigation....................................   (2,172)
Additional funding of non-core business through to date of
  disposal..................................................     (728)
Provision for onerous contracts.............................     (902)
Write-off of obsolete fixed asset...........................     (481)
Adjustment to deferred consideration........................     (382)
Other.......................................................   (1,056)
                                                              -------
                                                              (11,022)
                                                              =======

                          COMPANY                              1998       1997       1996
                          -------                             -------    -------    ------
                                                               L000       L000       L000
(Loss)/profit for the financial year........................   (9,016)     4,120    (7,197)
New share capital subscribed for cash.......................      637    120,586        46
New share capital subscribed on acquisition of subsidiaries
  and other fixed asset investments.........................    1,162      4,719     2,135
Expenses of share issue.....................................       --    (10,060)      (17)
Effect of exchange rate movements on net debt...............    1,752         --        --
Shares to be issued.........................................      967         --        --
                                                              -------    -------    ------
Net movement in Ordinary shareholders' funds................   (4,498)   119,365    (5,033)
                                                              -------    -------    ------
Shareholders' funds at 1 January............................  145,443     26,078    31,111
                                                              -------    -------    ------
Shareholders' funds at 31 December..........................  140,945    145,443    26,078
                                                              =======    =======    ======

23. MINORITY EQUITY INTERESTS

                                                              1998     1997
                                                              -----    ----
                                                              L000     L000
Balance at 1 January........................................    726     43
Profit/(loss) attributed to the minorities..................    356    (11)
Exchange adjustments........................................     (5)   (32)
Arising from acquisitions during the year...................     --    726
                                                              -----    ---
Balance at 31 December......................................  1,077    726
                                                              =====    ===

24. COMMITMENTS UNDER OPERATING LEASES AND FINANCE LEASES

     As at 31 December 1998, the Group had annual commitments under non-cancellable operating leases as set out below:

                                                         1998                      1997
                                                         LAND                      LAND
                                                     AND BUILDINGS    OTHER    AND BUILDINGS    OTHER
                                                     -------------    -----    -------------    -----
                                                         L000         L000         L000         L000
Operating leases which expire:
Within 1 year......................................      1,138         220           360         22
In 2 - 5 years.....................................      1,548          15         3,778         22
After 5 years......................................      1,694          --         1,640         --
                                                         -----         ---         -----         --
                                                         4,380         235         5,778         44
                                                         =====         ===         =====         ==

     The Group leases offices and operating facilities and certain equipment under a variety of operating and finance leases that expire at various dates through to 2008. Future minimum lease payments under operating and finance leases with initial or remaining non-cancellable terms of one or more years are as follows as at 31 December 1998:

                                                              OPERATING    FINANCE
                                                               LEASES      LEASES
                                                              ---------    -------
                                                                L000        L000
YEAR ENDING 31 DECEMBER
1999........................................................    4,615        230
2000........................................................    4,808         12
2001........................................................    4,767         --
2002........................................................    4,094         --
2003........................................................    3,976         --
2004 - 2008.................................................    6,932         --
                                                               ------        ---
Total minimum lease payments................................   29,192        242
Less: amount representing interest..........................       --         (8)
                                                               ------        ---
Net minimum lease payments..................................   29,192        234
                                                               ======        ===

     Rent expense under operating leases was L5,160,000 (see note 4), L1,246,000, L1,048,000 for the years ended 31 December 1998, 1997 and 1996 respectively.

25. RECONCILIATION OF OPERATING PROFIT/(LOSS) TO NET CASH INFLOW/(OUTFLOW) FROM OPERATING ACTIVITIES

                                                               1998      1997       1996
                                                              ------    -------    ------
                                                               L000      L000       L000
Operating profit/(loss).....................................  23,026    (22,307)   (7,872)
Less: Restructuring costs (see note 5)......................   2,583     18,550        --
                                                              ------    -------    ------
Operating profit/(loss) before restructuring costs..........  25,609     (3,757)   (7,872)
Depreciation charges........................................   7,962      2,877     1,807
Amortisation of development costs...........................   7,699      3,558     2,170
Amortisation of goodwill....................................      61         --        --
Loss/(profit) on sale of tangible fixed assets..............      17        (15)       (2)
Decrease/(increase) in stocks...............................      11          1        (8)
Increase in debtors.........................................  (1,077)    (1,651)   (3,580)

                                                               1998      1997       1996
                                                              ------    -------    ------
                                                               L000      L000       L000
(Decrease)/increase in creditors............................     (13)     4,156     1,618
Exchange variances..........................................     786        (60)       26
Cash costs of restructuring.................................  (6,904)    (1,934)       --
                                                              ------    -------    ------
Net cash inflow/(outflow) from operating activities.........  34,151      3,175    (5,841)
                                                              ======    =======    ======

26. MANAGEMENT OF LIQUID RESOURCES

                                                              1998    1997      1996
                                                              ----    -----    ------
                                                              L000    L000      L000
Net withdrawals from/(payments into) short-term deposits
  over three months not repayable on demand.................  620     6,000    (4,500)
Net (payments into)/withdrawals from short-term deposits
  under three months not repayable on demand................   --      (620)   20,146
                                                              ---     -----    ------
Net cash inflow from management of liquid resources.........  620     5,380    15,646
                                                              ===     =====    ======

     Movements in all short-term deposits not repayable on demand are reported under the heading of management of liquid resources.

27. ANALYSIS OF CHANGES IN NET (DEBT)/FUNDS

                                                  BANK       CASH AND         DEBT DUE          DEBT DUE      FINANCE
                                        CASH    DEPOSITS   BANK DEPOSITS   WITHIN ONE YEAR   AFTER ONE YEAR    LEASE     TOTAL
                                       ------   --------   -------------   ---------------   --------------   -------   --------
                                        L000      L000         L000             L000              L000         L000       L000
At 1 January 1996....................     607    21,426        22,033               --                --      (2,698)     19,335
Cash flows...........................   1,566   (15,646)      (14,080)              --                --       1,012     (13,068)
Exchange movements...................    (135)      220            85               --                --          --          85
Other non-cash changes...............      --        --            --               --                --        (464)       (464)
                                       ------   -------       -------          -------          --------      ------    --------
At 1 January 1997....................   2,038     6,000         8,038               --                --      (2,150)      5,888
Cash flows...........................  10,832    (5,380)        5,452           (2,831)         (151,241)      1,491    (147,129)
Exchange movements...................     232        --           232              (89)           (4,565)         --      (4,422)
Other non-cash changes...............      --        --            --             (119)               --        (122)       (241)
                                       ------   -------       -------          -------          --------      ------    --------
At 1 January 1998....................  13,102       620        13,722           (3,039)         (155,806)       (781)   (145,904)
Cash flows...........................  (8,551)     (620)       (9,171)           2,770             6,812         547         958
Exchange movements...................     (57)       --           (57)              81             1,671          --       1,695
Other non-cash changes...............      --        --            --              (44)             (902)         --        (946)
Other movements......................      --        --            --          (14,446)           14,446          --          --
                                       ------   -------       -------          -------          --------      ------    --------
At 31 December 1998..................   4,494        --         4,494          (14,678)         (133,779)       (234)   (144,197)
                                       ======   =======       =======          =======          ========      ======    ========

     Bank deposits have a maturity period of more than 24 hours but are repayable on demand subject, in some instances, to the payment of certain expenses.

28. CAPITAL COMMITMENTS

     Capital commitments as at 31 December 1998 were as follows:

                                                              1998    1997
                                                              ----    ----
                                                              L000    L000
Authorised and contracted for...............................  139     --
                                                              ---      --
Authorised but not contracted for...........................  344     --
                                                              ===      ==

29. SUMMARY OF DIFFERENCES BETWEEN UK AND US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

  Accounting principles

     These consolidated financial statements have been prepared in accordance with UK GAAP which differs in certain significant respects from US GAAP. A description of the relevant accounting principles which differ materially is given below.

  Turnover

     It is the Company's policy to recognise online subscriptions in full when contractually due and invoiced and to provide in full for the cost of related service obligations. Under US GAAP, online subscription revenues are recognised rateably over the subscription term which is usually 12 months. No adjustment is required under US GAAP for the 'modular pricing' subscriptions since these subscriptions are recognised rateably over the subscription term.

  Intangible fixed assets

     It is the Company's policy to capitalise costs associated with the development of the host computer system and product development and amortise over a period of five and three years, respectively. Under US GAAP, costs associated with the host computer are expensed as incurred, as are product development costs incurred to establish technological feasibility. Statement of Financial Accounting Standards No. 86 requires that product development costs incurred subsequent to establishing technological feasibility up until the product's general release are capitalised; however in the Company's case the period between the establishment of technical feasibility, as evidenced by a product design and the completion and testing of a working model, and the product's release is short and the associated costs insignificant. Consequently, under US GAAP, no product development costs have been capitalised. Product development costs capitalised under UK GAAP include interest (note 6) which would not be capitalisable under US GAAP. These amounts are included in this adjustment.

  Indexing costs

     The Company's policy is to defer database indexing costs and amortise these costs on a straight line basis over two years. Under US GAAP, database indexing costs are expensed as incurred.

  Deferred taxation

     Under UK GAAP, deferred taxes are accounted for to the extent that it is considered probable that a liability or asset will crystallise in the foreseeable future. Under US GAAP, deferred taxes are accounted for on all temporary differences and a valuation allowance is established to reduce deferred tax assets to the amount which 'more likely than not' will be realised in future tax returns. Deferred tax amounts also arise as a result of the other US GAAP adjustments.

     The UK deferred tax liability can be reconciled as follows to the US GAAP net deferred tax asset:

                                                                 1998                 1997
                                                          ------------------   ------------------
                                                           L000       L000      L000       L000
UK liability............................................                (128)                (119)
Liabilities not provided for under UK GAAP..............              (1,530)              (2,389)
Full potential deferred tax liability under UK GAAP.....              (1,658)              (2,508)
                                                                    --------             --------
Unprovided deferred tax asset on tax losses.............    9,090                5,575
Tax effects of US GAAP adjustments:
Acquisition accounting..................................   17,745                4,041
Revenue recognition.....................................    1,045                1,272
System and product development costs....................    8,804                6,812
Deferred indexing costs.................................      168                  269
Investment in available-for-sale securities.............       --                  215
Gross deferred tax asset in accordance with US GAAP.....              36,852               18,184
                                                                    --------             --------
          Total net deferred tax asset under US GAAP....              35,194               15,676
Deferred tax asset valuation allowance..................             (35,194)             (15,676)
                                                                    --------             --------
Net deferred tax asset in accordance with US GAAP.......                  --                   --
                                                                    ========             ========

     Management believes that the available objective evidence creates sufficient uncertainty regarding realisability of these items so that a full valuation allowance has been recorded.

     The US GAAP basis tax provision is comprised as follows:

                                                          1998    1997    1996
                                                          ----    ----    ----
                                                          L000    L000    L000
Current:
UK corporation tax......................................   --      --      --
Non-UK tax..............................................  776     332     102
                                                          ---     ---     ---
                                                          776     332     102
                                                          ===     ===     ===

     The US GAAP tax provision is reconciled to the benefit derived by applying the UK statutory rate to the US GAAP loss before tax as follows:

                                                               1998      1997     1996
                                                              -------   ------   ------
                                                               L000      L000     L000
US GAAP amounts at UK statutory rate of 31% (1997: 31.5%,
  1996: 33%)................................................  (10,223)  (7,877)  (3,544)
Disallowed expenditure......................................    1,306      304        8
Revision of prior year losses...............................       --       --     (609)
Differential tax rates......................................   (3,277)      --       --
Change in valuation allowance...............................   12,897    8,006    4,288
Other.......................................................       73     (101)    (114)
                                                              -------   ------   ------
US GAAP tax provision.......................................      776      332      102
                                                              =======   ======   ======

  Acquisition accounting

     Under UK GAAP, the Company has written off purchased goodwill, defined as the excess of the acquisition price over the fair value of the net assets acquired, against reserves for all acquisitions made prior to 31 December 1997. For US GAAP purposes, the acquisition price is allocated to all tangible and intangible assets acquired based on their fair value, including in-process research and development. Amounts allocated to in-process research and development are then immediately expensed.

     Goodwill and other acquisition-related intangible assets are recognised on the balance sheet and amortised by charges against income over its estimated useful life, not to exceed 40 years.

     Under UK GAAP, for all acquisitions made since 1 January 1998, goodwill is capitalised and subsequently written off over its estimated useful life, which currently ranges from 10 to 20 years.

     The Group has accounted for its acquisition of KRII in accordance with FRS7, 'Fair values in acquisition accounting'. This standard sets out rules for accounting for acquisitions in consolidated financial statements and states that the fair value balance sheet of an acquired company cannot include provisions for integration and reorganisation costs set up by the acquiring company. Under US GAAP, certain integration and reorganisation costs may be considered liabilities assumed and included in the allocation of the acquisition cost.

  Employee costs

     During 1993, certain share allocations were made to certain of the Company's employees at par value which were below deemed market value. Under UK GAAP these share issues were recorded at their par value, whereas under US GAAP the difference between the par value and the deemed market value is considered to be employee compensation and expensed in total in the year.

     In addition, prior to December 1995, options were granted under the Company's Sharesave Scheme at a 20% discount (15% with effect from December 1995 onwards) from the fair market value of the stock at the date of grant. Under UK GAAP, the share issues are recorded at their discounted price when the options are exercised. Under US GAAP, the discount is considered to be employee compensation and is expensed over the five year savings period of the scheme.

     Under US GAAP, the Company applies Accounting Principle Board Opinion No. 25 'Accounting for Stock Issued to Employees' and related interpretations in accounting for its schemes. Had compensation expense for the Company's share option schemes been determined based upon the fair value at the grant date for awards under these schemes consistent with the methodology prescribed under SFAS No. 123 'Accounting for Stock-Based Compensation', the Company's US GAAP net loss and loss per share would have been increased in 1998 by L995,000 and 0.7p per share (1997: L369,000 and 0.2p per share; 1996: L622,000 and 1.0p per share).

     The fair value of the options granted during 1998 has been estimated using the Black-Scholes option pricing model with the following assumptions: dividend yield of 0% (1997 and 1996: 0%), volatility of 63% (1997: 59%; 1996: 72%), risk-free investment rate of 5.5% (1997: 6.5%; 1996: 6.2%), assumed forfeiture rate of 0% (1997 and 1996: 0%) and an expected life of six years (1997 and 1996: six years). The average value of the options granted during 1998 is estimated as being 113 pence (1997: 119 pence; 1996: 170 pence) for each Ordinary share.

  Investments in debt and equity securities

     Under UK GAAP, fixed asset investments are held at cost unless there is a permanent diminution in value whereupon provision is made for such diminution through the profit and loss account. Under US GAAP, debt and equity investments that meet the definition of 'available-for-sale securities', as defined by Statement of Financial Accounting Standards No. 115 ('SFAS 115'), are held at their market value; unrealised holding gains and losses are excluded from earnings and reported as a net amount as a component of shareholders' equity until realised.

  Consolidated statement of cash flows

     The consolidated statement of cash flows prepared in accordance with FRS 1 (revised) presents substantially the same information as that required under US GAAP. Under US GAAP, however, there are certain differences from UK GAAP with regard to the classification of items within the cash flow statement and with regard to the definition of cash and cash equivalents.

     Under UK GAAP, cash flows are presented separately for trading activities, returns in investments and servicing of finance, taxation, capital expenditure and financial investment, acquisition and disposals, equity dividends paid, management of liquid resources and financing activities.

     Under US GAAP, however, only three categories of cash flow activity are reported, being operating activities, investing activities and financing activities. Cash flows from taxation and returns on investments and servicing of finance would be included under operating activities under US GAAP.

     Under US GAAP, cash and cash equivalents do not include overdrafts, but do include investments repayable within three months of maturity when acquired.

     Set out below, for illustrative purposes, is a summary consolidated statement of cash flows under US GAAP:

                                                                 YEAR ENDED 31 DECEMBER
                                                              -----------------------------
                                                               1998       1997       1996
                                                              ------    --------    -------
                                                               L000       L000       L000
Net cash provided by/(used in) operating activities.........   5,240        (122)    (8,413)
Net cash used in investing activities.......................  (4,120)   (256,054)    (3,586)
Net cash (used in)/provided by financing activities.........  (9,671)    263,128     (2,081)
                                                              ------    --------    -------
Net (decrease)/increase in cash and cash equivalents........  (8,551)      6,952    (14,080)
Cash and cash equivalents at beginning of period............  13,722       6,538     20,533
Effect of foreign exchange rate changes.....................    (677)        232         85
                                                              ------    --------    -------
Cash and cash equivalents at end of period..................   4,494      13,722      6,538
                                                              ======    ========    =======

  Fair value of financial instruments

     The carrying amounts and estimated fair values of the Group's financial instruments at 31 December 1998 and 1997 are as follows:

                                                  CARRYING      FAIR      CARRYING      FAIR
                                                   AMOUNT      VALUE       AMOUNT      VALUE
                                                    1998        1998        1997        1997
                                                  --------    --------    --------    --------
                                                    L000        L000        L000        L000
Publicly quoted fixed asset investments.........        --          --       5,043       4,362
Cash and bank deposits..........................     4,494       4,494      13,722      13,722
Senior Credit Facility..........................   (46,052)    (46,052)    (56,217)    (56,217)
Senior Subordinated Notes.......................  (108,186)   (104,399)   (109,396)   (113,498)
Obligations under finance leases................      (234)       (234)       (781)       (781)
Interest rate cap agreement.....................       148          34         185         147

     The amounts in the table are stated gross of unamortised finance costs.

     The carrying amounts of publicly quoted fixed asset investments and Senior Subordinated Notes were based on the quoted market prices for these instruments.

     The carrying amount of cash and bank deposits is a reasonable estimate of fair value.

     The Senior Credit Facility bears interest on a floating rate basis based on the current value of US Dollar LIBOR. Therefore the fair value of this instrument is considered to approximate its carrying amount.

     In the opinion of the Directors, the market value of the finance lease obligations approximates the carrying amount, having regard to the interest rates available to the Group for similar borrowings at the balance sheet date.

     The fair value of the interest rate cap agreement has been estimated upon the available market price for a similar instrument at 31 December 1998 and 1997.

  Exceptional items

     Under UK GAAP, certain exceptional items are shown separately on the face of the profit and loss account after operating profit and before interest. Under US GAAP, exceptional items should be included as a normal operating item so that operating profit/(loss) includes these costs. The adjustments to operating
(loss)/profit under US GAAP can be reconciled as follows:

                                                                YEAR ENDED 31 DECEMBER
                                                              ---------------------------
                                                               1998      1997       1996
                                                              ------    -------    ------
                                                               L000      L000       L000
Operating profit/(loss) in accordance with UK GAAP..........  20,726    (22,307)   (7,872)
Reclassification of exceptional item........................   2,069      4,035        --
                                                              ------    -------    ------
Operating profit/(loss) in accordance with US GAAP..........  22,795    (18,272)   (7,872)
                                                              ======    =======    ======

     The adjustments to net loss and shareholders' equity under US GAAP can be reconciled as follows:

                                                                 YEAR ENDED 31 DECEMBER
                                                              -----------------------------
                  ADJUSTMENTS TO NET LOSS                      1998       1997       1996
                  -----------------------                     -------    -------    -------
                                                               L000       L000       L000
Retained profit/(deficit) in accordance with UK GAAP........    4,439    (20,744)    (7,226)
US GAAP adjustments:
Acquisition accounting......................................  (36,037)   (14,606)        --
Fair value adjustments......................................       --      3,029         --
System and product development costs:
-- capitalised during the year..............................  (11,762)    (3,964)    (4,315)
-- amortization.............................................    8,308     11,548      2,170
Revenue recognition.........................................      667       (405)      (956)
Deferred indexing costs.....................................      312       (151)      (583)
Employee costs..............................................      (28)       (23)       (20)
Income taxes................................................       (7)        (9)        62
Net loss in accordance with US GAAP.........................  (34,108)   (25,325)   (10,868)
                                                              -------    -------    -------
Net loss per share in accordance with US GAAP (pence).......   (22.65)    (25.06)    (11.77)
                                                              =======    =======    =======

            ADJUSTMENTS TO SHAREHOLDERS' EQUITY                1998       1997       1996
            -----------------------------------               -------    -------    ------
                                                               L000       L000       L000
Ordinary shareholders' funds in accordance with UK GAAP.....  (94,818)   (91,681)   26,037
US GAAP adjustments:
Acquisition accounting......................................  194,242    221,540        --
Capitalised system and product development costs net of
  amortisation..............................................  (23,154)   (21,624)   (8,311)
Revenue recognition.........................................   (3,370)    (4,037)   (3,632)
Deferred indexing costs.....................................     (541)      (853)     (702)
Investment in available-for-sale securities.................       --       (681)     (930)
Income taxes................................................      120        119       142
                                                              -------    -------    ------
Shareholders' equity in accordance with US GAAP.............   72,479    102,783    12,604
                                                              =======    =======    ======

30. SUBSEQUENT EVENTS

     On 2 February 1999, the Group announced the disposal of its assets held for resale, the CARL Corporation and The UnCover Company, to Ward Shaw, the senior member of the management team of both companies, for a consideration of $2,250,000 (L1,352,000). Of the consideration, $1 million is being satisfied in cash, with the balance payable through a loan note, repayable by January 2001. Costs associated with the disposal are estimated to be $600,000 (L360,000). The businesses have been carried in the 31 December 1998 balance sheet at their net estimated proceeds of $1,650,000 (L992,000). The difference between the net estimated proceeds at 31 December 1998 and 1997 of L6,392,000 has been treated as an adjustment to fair value and written off directly to reserves.

     On 17 May 1999, the Company announced that it had secured an additional facility from The Chase Manhattan Bank ('Chase') of $25 million. The facility is repayable in October 2002 and carries interest at a rate of 3.25 percentage points over US Dollar LIBOR through to 1 October 1999 and 4.25 percentage points over US Dollar LIBOR thereafter. In connection with this incremental financing, the Company has agreed to issue Chase with warrants to purchase an initial 1.5 million new Ordinary shares (representing approximately 1% of the current issued share capital of the Company) exercisable between 17 May 1999 and 11 October 2002, together with additional warrants to purchase up to a maximum of a further
1.5 million new Ordinary shares between 1 August and 1 November 1999 if the term facility is still outstanding on those dates, such warrants to be exercisable up to 14 May 2004. The warrants are exercisable at a price of 120.5 pence per Dialog Ordinary share (the closing mid-market price on 13 May 1999).

31. CONTINGENT LIABILITIES

     In October 1997, immediately prior to the Company's acquisition of KRII, KRII was sued in a class action for copyright violation. The case is currently proceeding in a United States federal court. At issue is the article delivery service operated by one of KRII's subsidiaries. The subsidiary would, upon permission from publishers, provide copies of single articles from magazines and journals. The plaintiffs, who are authors, contend that the publishers did not have the authority to grant permission to the Company's subsidiary for such copying. The trial court has agreed with the plaintiffs' interpretation of the Copyright Act that the law does not grant publishers the authority to permit copying of single articles absent other agreements with an author. This interpretation of the Copyright Act is currently being reviewed by the United States Court of Appeals for the Ninth Circuit. Further proceedings in the trial court have been stayed while the appeal is pending. The Directors are confident that the appeal will reverse the earlier decision of the trial court in favour of the plaintiffs. Nevertheless, in the opinion of the Directors, adequate provision has been made to cover the costs and damages that could accrue to the Company in the eventuality of an adverse outcome.

     The Company and its subsidiaries are also parties to legal proceedings that are considered to be ordinary routine litigation incidental to their business and not material to the Group's consolidated financial position.

32. SUPPLEMENTAL CONDENSED COMBINING FINANCIAL STATEMENTS

     The following condensed consolidating financial statements present the financial position, results of operations and cash flows of The Dialog Corporation plc (carrying any investments in subsidiaries at equity), its guarantor subsidiaries Dialog Holdings Limited, The Dialog Corporation, a Delaware corporation, and The Dialog Corporation GmbH, and non-guarantor subsidiaries of The Dialog Corporation plc, and the eliminations to arrive at the information for the Company on a consolidated basis. Such guarantor subsidiaries are wholly-owned subsidiaries of The Dialog Corporation plc. The guarantees provided by such guarantor subsidiaries are full, unconditional and joint and several. Each of the guarantees provides that it shall be governed under New York law. The Company believes that separate financial statements of each such guarantor subsidiary would not be material to investors. Accordingly, such separate financial statements are not presented.

     The financial information presented below has been prepared under U.K. GAAP. Separate reconciliations of shareholders' equity and net income from U.K. GAAP to U.S. GAAP, together with cashflows presented in accordance with FAS 95, have also been presented.

                                                                                   AS AT 31 DECEMBER 1998
                                                            ---------------------------------------------------------------------
                                                                        GUARANTOR     NON-GUARANTOR                  CONSOLIDATED
                                                             PARENT    SUBSIDIARIES   SUBSIDIARIES    ELIMINATIONS      TOTALS
                                                            --------   ------------   -------------   ------------   ------------
                                                             L'000        L'000           L'000          L'000          L'000
FIXED ASSETS
Intangible assets.........................................     4,650       15,644          2,915            (55)         23,154
Goodwill..................................................        --           --             --          7,676           7,676
Tangible assets...........................................     2,842       13,941          1,087             --          17,870
Investments...............................................  (178,681)      (3,961)          (168)       195,164          12,354
                                                            --------     --------        -------        -------        --------
                                                            (171,189)      25,624          3,834        202,785          61,054
CURRENT ASSETS
Stocks....................................................        27          187              7             --             221
Debtors...................................................    40,733       37,062         13,660        (48,674)         42,781
Assets held for resale....................................        --          992             --             --             992
Cash at bank and in hand..................................        --          305          4,350           (161)          4,494
                                                            --------     --------        -------        -------        --------
                                                              40,760       38,546         18,017        (48,835)         48,488
CREDITORS (amounts falling due within one year)...........   (55,435)    (256,672)       (15,705)       268,967         (58,845)
                                                            --------     --------        -------        -------        --------
NET CURRENT (LIABILITIES)/ASSETS..........................   (14,675)    (218,126)         2,312        220,132         (10,357)
                                                            --------     --------        -------        -------        --------
TOTAL ASSETS LESS CURRENT LIABILITIES.....................  (185,864)    (192,502)         6,146        422,917          50,697
CREDITORS (amounts falling due after more than one
  year)...................................................  (136,709)      (2,142)          (890)            --        (139,741)
Provisions for liabilities and charges....................        --       (4,569)          (128)            --          (4,697)
                                                            --------     --------        -------        -------        --------
NET (LIABILITIES)/ASSETS..................................  (322,573)    (199,213)         5,128        422,917         (93,741)
                                                            ========     ========        =======        =======        ========
CAPITAL AND RESERVES -- EQUITY/(DEFICIT)
Called up share capital...................................     1,514       48,211            923        (49,134)          1,514
Share premium account.....................................   152,128       83,862            789        (84,651)        152,128
Shares to be issued.......................................       967           --             --             --             967
Profit and loss account...................................  (477,182)    (331,286)         3,416        555,625        (249,427)
                                                            --------     --------        -------        -------        --------
Ordinary shareholders' (deficit)/funds....................  (322,573)    (199,213)         5,128        421,840         (94,818)
Minority interests........................................        --           --             --          1,077           1,077
                                                            --------     --------        -------        -------        --------
Total shareholders' (deficit)/funds.......................  (322,573)    (199,213)         5,128        422,917         (93,741)
                                                            ========     ========        =======        =======        ========
Ordinary shareholders' (deficit)/funds in accordance with
  U.K. GAAP...............................................  (322,573)    (199,213)         5,128        421,840         (94,818)
U.S. GAAP adjustments:
Goodwill arising on consolidation.........................        --      192,462          1,780             --         194,242
Capitalized system and development costs net of
  amortization............................................    (4,650)     (15,644)        (2,915)            55         (23,154)
Revenue recognition.......................................      (720)      (1,057)        (1,593)            --          (3,370)
Income taxes..............................................        --           --            120             --             120
Deferred indexing costs...................................      (541)          --             --             --            (541)
                                                            --------     --------        -------        -------        --------
Shareholders' (deficit)/equity in accordance with U.S.
  GAAP....................................................  (328,484)     (23,452)         2,520        421,895          72,479
                                                            ========     ========        =======        =======        ========

                                                                  AS AT 31 DECEMBER 1997
                                           ---------------------------------------------------------------------
                                                       GUARANTOR     NON-GUARANTOR                  CONSOLIDATED
                                            PARENT    SUBSIDIARIES   SUBSIDIARIES    ELIMINATIONS      TOTALS
                                           --------   ------------   -------------   ------------   ------------
                                              L'000          L'000           L'000          L'000          L'000
FIXED ASSETS
Intangible assets........................     4,157      17,103            375              (11)        21,624
Tangible assets..........................     2,030      14,614          2,715               (5)        19,354
Investments..............................   282,286      31,883             70         (295,865)        18,374
                                           --------     -------         ------         --------       --------
                                            288,473      63,600          3,160         (295,881)        59,352
CURRENT ASSETS
Stocks...................................        28         177             27               --            232
Debtors: amounts due within one year.....    29,139      35,104          2,154          (23,192)        43,205
Debtors: amounts due after one year......        --         615             --               --            615
Cash at bank and in hand.................       184      10,950          2,588               --         13,722
Assets held for resale...................        --       7,384             --               --          7,384
                                           --------     -------         ------         --------       --------
                                             29,351      54,230          4,769          (23,192)        65,158
CREDITORS (amounts falling due within one
  year)..................................   (16,575)    (55,201)        (1,780)          28,355        (45,201)
                                           --------     -------         ------         --------       --------
NET CURRENT ASSETS/(LIABILITIES).........    12,776        (971)         2,989            5,163         19,957
                                           --------     -------         ------         --------       --------
TOTAL ASSETS LESS CURRENT LIABILITIES....   301,249      62,629          6,149         (290,718)        79,309
CREDITORS (amounts falling due after more
  than one year).........................  (155,806)     (6,585)          (290)              --       (162,681)
Provisions for liabilities and charges...        --      (7,164)          (419)              --         (7,583)
                                           --------     -------         ------         --------       --------
NET ASSETS/(LIABILITIES).................   145,443      48,880          5,440         (290,718)       (90,955)
                                           ========     =======         ======         ========       ========
CAPITAL AND RESERVES -- EQUITY/(DEFICIT)
Called up share capital..................     1,502          --             94              (94)         1,502
Share premium account....................   150,341          --            788             (788)       150,341
Profit and loss account..................    (6,400)     48,880          4,558         (290,562)      (243,524)
                                           --------     -------         ------         --------       --------
Ordinary shareholders' funds/(deficit)...   145,443      48,880          5,440         (291,444)       (91,681)
Minority interests.......................        --          --             --              726            726
                                           --------     -------         ------         --------       --------
Total shareholders' funds/(deficit)......   145,443      48,880          5,440         (290,718)       (90,955)
                                           ========     =======         ======         ========       ========
Ordinary shareholders' funds/(deficit) in
  accordance with U.K. GAAP..............   145,443      48,880          5,440         (291,444)       (91,681)
U.S. GAAP adjustments:
Goodwill arising on consolidation........        --     217,982          3,558               --        221,540
Capitalized system and development costs
  net of amortization....................    (4,157)    (17,103)          (375)              11        (21,624)
Revenue recognition......................    (1,587)     (1,073)        (1,377)              --         (4,037)
Income taxes.............................        --          --            119               --            119
Deferred indexing costs..................      (853)         --             --               --           (853)
Investment in available-for-sale
  securities.............................       (98)       (583)            --               --           (681)
                                           --------     -------         ------         --------       --------
Shareholders' equity/(deficit) in
  accordance with U.S. GAAP..............   138,748     248,103          7,365         (291,433)       102,783
                                           ========     =======         ======         ========       ========

                                                                AS AT 31 DECEMBER 1996
                                          -------------------------------------------------------------------
                                                    GUARANTOR     NON-GUARANTOR                  CONSOLIDATED
                                          PARENT   SUBSIDIARIES   SUBSIDIARIES    ELIMINATIONS      TOTALS
                                          ------   ------------   -------------   ------------   ------------
                                           L'000          L'000           L'000          L'000          L'000
FIXED ASSETS
Intangible assets.......................   7,908          --             403             --          8,311
Tangible assets.........................   2,144       1,262           3,585             --          6,991
Investments.............................    (870)         --              --          3,005          2,135
                                          ------      ------         -------        -------        -------
                                           9,182       1,262           3,988          3,005         17,437
CURRENT ASSETS
Stocks..................................      51          53              --             --            104
Debtors.................................  14,248       2,726           8,867        (17,715)         8,126
Cash at bank and in hand................   7,013          20           1,005             --          8,038
                                          ------      ------         -------        -------        -------
                                          21,312       2,799           9,872        (17,715)        16,268
CREDITORS (amounts falling due within
  one year).............................  (3,508)     (8,114)        (11,874)        16,809         (6,687)
                                          ------      ------         -------        -------        -------
NET CURRENT ASSETS/ (LIABILITIES).......  17,804      (5,315)         (2,002)          (906)         9,581
                                          ------      ------         -------        -------        -------
TOTAL ASSETS LESS CURRENT LIABILITIES...  26,986      (4,053)          1,986          2,099         27,018
CREDITORS (amounts falling due after
  more than one year)...................      --          --            (796)            --           (796)
Provisions for liabilities and
  charges...............................      --          --            (142)            --           (142)
                                          ------      ------         -------        -------        -------
NET ASSETS/(LIABILITIES)................  26,986      (4,053)          1,048          2,099         26,080
                                          ======      ======         =======        =======        =======
CAPITAL AND RESERVES -- EQUITY/(DEFICIT)
Called up share capital.................     926          --              71            (71)           926
Share premium account...................  35,672          --              11            (11)        35,672
Profit and loss account.................  (9,612)     (4,053)            966          2,138        (10,561)
                                          ------      ------         -------        -------        -------
Ordinary shareholders'
  funds/(deficit).......................  26,986      (4,053)          1,048          2,056         26,037
Minority interests......................      --          --              --             43             43
                                          ------      ------         -------        -------        -------
Total shareholders' funds/(deficit).....  26,986      (4,053)          1,048          2,099         26,080
                                          ======      ======         =======        =======        =======
Ordinary shareholders' funds/(deficit)
  in accordance with U.K. GAAP..........  26,986      (4,053)          1,048          2,056         26,037
U.S. GAAP adjustments:
Capitalized system and development costs
  net of amortization...................  (7,908)         --            (403)            --         (8,311)
Revenue recognition.....................  (1,446)       (874)         (1,312)            --         (3,632)
Income taxes............................      --          --             142             --            142
Deferred indexing costs.................    (702)         --              --             --           (702)
Investment in available-for-sale
  securities............................    (930)         --              --             --           (930)
                                          ------      ------         -------        -------        -------
Shareholders' equity/(deficit) in
  accordance with U.S. GAAP.............  16,000      (4,927)           (525)         2,056         12,604
                                          ======      ======         =======        =======        =======

                                                         FOR THE YEAR ENDED 31 DECEMBER 1998
                                         --------------------------------------------------------------------
                                                    GUARANTOR     NON-GUARANTOR                  CONSOLIDATED
                                         PARENT    SUBSIDIARIES   SUBSIDIARIES    ELIMINATIONS      TOTALS
                                         -------   ------------   -------------   ------------   ------------
                                           L'000          L'000           L'000          L'000          L'000
Turnover...............................   17,944     140,703          37,049        (24,934)       170,762
Cost of sales..........................   (5,282)    (63,472)        (19,658)        16,794        (71,618)
                                         -------     -------         -------        -------        -------
  Gross profit.........................   12,662      77,231          17,391         (8,140)        99,144
Distribution costs.....................   (2,511)    (16,430)         (7,472)         4,853        (21,560)
Administration expenses................  (18,871)    (28,971)         (5,964)         7,008        (46,798)
Amortization of development
  costs/goodwill.......................   (2,276)     (3,708)         (1,715)           (61)        (7,760)
Amounts written off investments........   (2,300)         --              --             --         (2,300)
                                         -------     -------         -------        -------        -------
  Operating (loss)/profit..............  (13,296)     28,122           2,240          3,660         20,726
Gain on sale of fixed asset
  investments..........................    1,049       1,020              --             --          2,069
                                         -------     -------         -------        -------        -------
(Loss)/profit on ordinary activities
  before interest......................  (12,247)     29,142           2,240          3,660         22,795
Interest receivable and similar
  income...............................   20,660       1,452             101        (22,008)           205
Interest payable and similar charges...  (17,429)    (21,903)           (112)        22,008        (17,436)
                                         -------     -------         -------        -------        -------
  (Loss)/profit on ordinary activities
     before taxation...................   (9,016)      8,691           2,229          3,660          5,564
Tax on (loss)/profit on ordinary
  activities...........................       --        (159)           (610)            --           (769)
                                         -------     -------         -------        -------        -------
  (Loss)/profit on ordinary activities
     after taxation....................   (9,016)      8,532           1,619          3,660          4,795
                                         =======     =======         =======        =======        =======
(Loss)/profit on ordinary activities
  after taxation under U.K. GAAP.......   (9,016)      8,532           1,619          3,660          4,795
Minority interest......................       --          --              --           (356)          (356)
                                         -------     -------         -------        -------        -------
(Deficit)/retained profit in accordance
  with U.K. GAAP.......................   (9,016)      8,532           1,619          3,304          4,439
U.S. GAAP adjustments:
Goodwill amortization..................       --     (34,259)         (1,778)            --        (36,037)
System and product development costs:
  -- capitalised during the period.....   (2,396)     (9,107)           (303)            44        (11,762)
  -- amortization......................    2,276       4,317           1,715             --          8,308
Revenue recognition....................      867          16            (216)            --            667
Employee costs.........................      (28)         --              --             --            (28)
Income taxes...........................       --          --              (7)            --             (7)
Deferred indexing costs................      312          --              --             --            312
                                         -------     -------         -------        -------        -------
Net (loss)/income in accordance with
  U.S. GAAP............................   (7,985)    (30,501)          1,030          3,348        (34,108)
                                         =======     =======         =======        =======        =======

                                                          FOR THE YEAR ENDED 31 DECEMBER 1997
                                          -------------------------------------------------------------------
                                                    GUARANTOR     NON-GUARANTOR                  CONSOLIDATED
                                          PARENT   SUBSIDIARIES   SUBSIDIARIES    ELIMINATIONS      TOTALS
                                          ------   ------------   -------------   ------------   ------------
                                           L'000          L'000           L'000          L'000          L'000
Turnover................................  13,752      26,700          8,786          (3,156)        46,082
Cost of sales...........................  (3,682)    (10,364)        (3,828)            708        (17,166)
                                          ------     -------         ------          ------        -------
  Gross profit..........................  10,070      16,336          4,958          (2,448)        28,916
Distribution costs......................  (3,031)    (12,357)        (1,642)             17        (17,013)
Administration expenses.................  (4,999)    (12,317)        (3,572)         (1,774)       (22,662)
Amortization of development
  costs/goodwill........................  (7,026)     (4,382)          (140)             --        (11,548)
                                          ------     -------         ------          ------        -------
  Operating (loss)......................  (4,986)    (12,720)          (396)         (4,205)       (22,307)
Exceptional item........................   8,503          --             --          (4,468)         4,035
                                          ------     -------         ------          ------        -------
Profit/(loss) on ordinary activities
  before interest.......................   3,517     (12,720)          (396)         (8,673)       (18,272)
Interest receivable and similar
  income................................   2,975          80             38          (2,755)           338
Interest payable and similar charges....  (2,372)     (2,767)          (114)          2,755         (2,498)
                                          ------     -------         ------          ------        -------
  Profit/(loss) on ordinary activities
     before taxation....................   4,120     (15,407)          (472)         (8,673)       (20,432)
Tax on profit/(loss) on ordinary
  activities............................      --        (220)          (103)             --           (323)
                                          ------     -------         ------          ------        -------
  Profit/(loss) on ordinary activities
     after taxation.....................   4,120     (15,627)          (575)         (8,673)       (20,755)
                                          ======     =======         ======          ======        =======
Profit/(loss) on ordinary activities
  after taxation under U.K. GAAP........   4,120     (15,627)          (575)         (8,673)       (20,755)
Minority interest.......................      --          --             --              11             11
                                          ------     -------         ------          ------        -------
Retained profit/(deficit) in accordance
  with U.K. GAAP........................   4,120     (15,627)          (575)         (8,662)       (20,744)
U.S. GAAP adjustments:
Goodwill amortization...................      --     (12,828)        (1,778)             --        (14,606)
Fair value adjustments..................      --       3,029             --              --          3,029
System and product development costs:
  -- capitalised during the period......  (3,229)       (579)          (156)             --         (3,964)
  -- amortization.......................   7,026       4,382            140              --         11,548
Revenue recognition.....................    (142)       (199)           (64)             --           (405)
Employee costs..........................     (23)         --             --              --            (23)
Income taxes............................      --          --             (9)             --             (9)
Deferred indexing costs.................    (151)         --             --              --           (151)
                                          ------     -------         ------          ------        -------
Net income/(loss) in accordance with
  U.S. GAAP.............................   7,601     (21,822)        (2,442)         (8,662)       (25,325)
                                          ======     =======         ======          ======        =======

                                                         FOR THE YEAR ENDED 31 DECEMBER 1996
                                         --------------------------------------------------------------------
                                                    GUARANTOR     NON-GUARANTOR                  CONSOLIDATED
                                         PARENT    SUBSIDIARIES   SUBSIDIARIES    ELIMINATIONS      TOTALS
                                         -------   ------------   -------------   ------------   ------------
                                           L'000          L'000           L'000          L'000          L'000
Turnover...............................   10,136       6,668          8,097          (3,458)        21,443
Cost of sales..........................   (3,594)     (2,070)        (2,714)          1,141         (7,237)
                                         -------      ------         ------          ------        -------
  Gross profit.........................    6,542       4,598          5,383          (2,317)        14,206
Distribution costs.....................   (3,112)     (5,007)        (1,814)             --         (9,933)
Administration expenses................   (9,656)     (3,817)        (2,745)          6,243         (9,975)
Amortization of development
  costs/goodwill.......................   (1,982)         --           (188)             --         (2,170)
                                         -------      ------         ------          ------        -------
  Operating (loss)/profit..............   (8,208)     (4,226)           636           3,926         (7,872)
                                         -------      ------         ------          ------        -------
Interest receivable and similar
  income...............................    1,014           5              8              --          1,027
Interest payable and similar charges...       (3)         --           (186)             --           (189)
                                         -------      ------         ------          ------        -------
  (Loss)/profit on ordinary activities
     before taxation...................   (7,197)     (4,221)           458           3,926         (7,034)
Tax on (loss)/profit on ordinary
  activities...........................       --          (3)          (161)             --           (164)
                                         -------      ------         ------          ------        -------
  (Loss)/profit on ordinary activities
     after taxation....................   (7,197)     (4,224)           297           3,926         (7,198)
                                         =======      ======         ======          ======        =======
(Loss)/profit on ordinary activities
  after taxation under U.K. GAAP.......   (7,197)     (4,224)           297           3,926         (7,198)
Minority interest......................       --          --             --             (28)           (28)
                                         -------      ------         ------          ------        -------
(Deficit)/retained profit in accordance
  with U.K. GAAP.......................   (7,197)     (4,224)           297           3,898         (7,226)
U.S. GAAP adjustments:
System and product development costs:
  -- capitalised during the period.....   (4,291)         --            (24)             --         (4,315)
  -- amortization......................    1,982          --            188              --          2,170
Revenue recognition....................     (251)        (10)          (695)             --           (956)
Employee costs.........................      (20)         --             --              --            (20)
Income taxes...........................       --          --             62              --             62
Deferred indexing costs................     (583)         --             --              --           (583)
                                         -------      ------         ------          ------        -------
Net (loss)/income in accordance with
  U.S. GAAP............................  (10,360)     (4,234)          (172)          3,898        (10,868)
                                         =======      ======         ======          ======        =======

     Trading transactions between the Parent, its Guarantor Subsidiaries and its Non-Guarantor Subsidiaries have been treated as cash inflows and outflows from operating activities. Movements in intercompany balances due to or from the Parent, Guarantor Subsidiaries and Non-Guarantor Subsidiaries have been treated as cash inflows and outflows within "Financing -- Movement in net intercompany receivables/payables."

                                                                       FOR THE YEAR ENDED 31 DECEMBER 1998
                                                       --------------------------------------------------------------------
                                                                  GUARANTOR     NON-GUARANTOR                  CONSOLIDATED
                                                       PARENT    SUBSIDIARIES   SUBSIDIARIES    ELIMINATIONS      TOTALS
                                                       -------   ------------   -------------   ------------   ------------
                                                         L'000          L'000           L'000          L'000          L'000
NET CASH (OUTFLOW)/INFLOW FROM OPERATING
  ACTIVITIES.........................................   (4,933)     30,983          4,337           3,764         34,151
RETURNS ON INVESTMENTS AND SERVICING OF FINANCE
  Interest received..................................       49         103             53              --            205
  Interest paid on bank loans and overdrafts.........  (15,245)         (5)            (1)             --        (15,251)
  Interest paid on finance leases....................      (45)         --             (1)             --            (46)
                                                       -------     -------         ------          ------        -------
                                                       (15,241)         98             51              --        (15,092)
                                                       -------     -------         ------          ------        -------
TAXATION
  Taxation paid......................................       --        (164)          (185)             --           (349)
                                                       -------     -------         ------          ------        -------
CAPITAL EXPENDITURE
  Payments to develop intangible fixed assets........   (2,396)     (6,546)        (2,820)             --        (11,762)
  Payments to acquire tangible fixed assets..........     (836)     (6,065)          (322)             --         (7,223)
  Receipts from sale of tangible fixed assets........       43         164              4              --            211
                                                       -------     -------         ------          ------        -------
                                                        (3,189)    (12,447)        (3,138)             --        (18,774)
                                                       -------     -------         ------          ------        -------
ACQUISITIONS AND DISPOSALS
  Purchase of subsidiary undertakings................     (965)         --             --              --           (965)
  Cash impact of revisions to fair values............       --      (2,217)           (67)             --         (2,284)
  Payment to acquire minority interests in a
    subsidiary undertaking...........................       --      (1,720)            --              --         (1,720)
  Net cash acquired with subsidiary undertakings.....       --          --            (33)             --            (33)
  Purchase of share in joint venture.................   (1,086)         --             --              --         (1,086)
  Expenses in connection with purchase of subsidiary
    undertakings.....................................     (471)         --             --              --           (471)
  Proceeds of sale of investments....................    3,183       3,940             --              --          7,123
                                                       -------     -------         ------          ------        -------
                                                           661           3           (100)             --            564
                                                       -------     -------         ------          ------        -------
CASH (OUTFLOW)/INFLOW BEFORE THE USE OF LIQUID
  RESOURCES AND FINANCING............................  (22,702)     18,473            965           3,764            500
                                                       -------     -------         ------          ------        -------
MANAGEMENT OF LIQUID RESOURCES
  Cash withdrawn from deposit........................       --          --            620              --            620
                                                       -------     -------         ------          ------        -------
FINANCING
  Net proceeds on issue of Ordinary share capital....      458          --             --              --            458
  Debt due within one year:
    Repayment of loans...............................   (9,551)         --             --              --         (9,551)
  Expenses on raising of Senior Credit Facility and
    Senior Subordinated Notes........................      (29)         --             --              --            (29)
  Repayment of capital element of finance leases.....     (545)         --             (4)             --           (549)
  Movement in net intercompany
    receivables/payables.............................   32,025     (29,087)           826          (3,764)            --
                                                       -------     -------         ------          ------        -------
                                                        22,358     (29,087)           822          (3,764)        (9,671)
                                                       -------     -------         ------          ------        -------
(DECREASE)/INCREASE IN CASH..........................     (344)    (10,614)         2,407              --         (8,551)
                                                       =======     =======         ======          ======        =======
  Set out below is a summary statement of cashflows
    under U.S. GAAP:
  Net cash (used in)/provided by operating
    activities.......................................  (22,570)     24,371          1,383           3,764          6,948
  Net cash used in investing activities..............     (132)     (5,898)          (418)             --         (6,448)
  Net cash provided by/(used in) financing
    activities.......................................   22,358     (29,087)           822          (3,764)        (9,671)
                                                       -------     -------         ------          ------        -------
  Net (decrease)/increase in cash and cash
    equivalents......................................     (344)    (10,614)         1,787              --         (9,171)
  Cash and cash equivalents at beginning of period...      184      10,950          2,588              --         13,722
  Effect of foreign exchange rate changes............       (1)        (31)           (25)             --            (57)
                                                       -------     -------         ------          ------        -------
  Cash and cash equivalents at end of period.........     (161)        305          4,350              --          4,494
                                                       -------     -------         ------          ------        -------

                                                                       FOR THE YEAR ENDED 31 DECEMBER 1997
                                                      ---------------------------------------------------------------------
                                                                  GUARANTOR     NON-GUARANTOR                  CONSOLIDATED
                                                       PARENT    SUBSIDIARIES   SUBSIDIARIES    ELIMINATIONS      TOTALS
                                                      --------   ------------   -------------   ------------   ------------
                                                       L'000        L'000           L'000          L'000          L'000
NET CASH INFLOW/(OUTFLOW) FROM OPERATING
  ACTIVITIES........................................     5,967       1,171             37          (4,000)          3,175
RETURNS ON INVESTMENTS AND SERVICING OF FINANCE
  Dividends received/(paid).........................        69          --           (110)             --             (41)
  Interest received.................................       283          32             38              --             353
  Interest paid on bank loans and overdrafts........       (12)       (573)            --              --            (585)
  Interest paid on finance leases...................        --          --           (119)             --            (119)
                                                      --------      ------         ------         -------        --------
                                                           340        (541)          (191)             --            (392)
                                                      --------      ------         ------         -------        --------
TAXATION
  Taxation paid.....................................        --        (111)           (47)             --            (158)
                                                      --------      ------         ------         -------        --------
CAPITAL EXPENDITURE
  Payments to develop intangible fixed assets.......        --        (566)        (2,181)             --          (2,747)
  Payments to acquire tangible fixed assets.........    (1,050)       (344)          (593)             --          (1,987)
  Receipts from sale of tangible fixed assets.......       112          16             50              --             178
                                                      --------      ------         ------         -------        --------
                                                          (938)       (894)        (2,724)             --          (4,556)
                                                      --------      ------         ------         -------        --------
ACQUISITIONS AND DISPOSALS
  Purchase of subsidiary undertakings...............  (262,623)         --             --              --        (262,623)
  Net cash acquired with subsidiary undertakings....        --      11,215            692              --          11,907
  Purchase of share in joint venture................      (610)         --             --              --            (610)
  Expenses in connection with purchase of subsidiary
    undertakings....................................    (3,857)         --             --              --          (3,857)
  Payments made in connection with transfer of
    technology......................................      (562)         --             --              --            (562)
                                                      --------      ------         ------         -------        --------
                                                      (267,652)     11,215            692              --        (255,745)
                                                      --------      ------         ------         -------        --------
CASH (OUTFLOW)/INFLOW BEFORE THE USE OF LIQUID
  RESOURCES AND FINANCING...........................  (262,283)     10,840         (2,233)         (4,000)       (257,676)
                                                      --------      ------         ------         -------        --------
MANAGEMENT OF LIQUID RESOURCES
  Net receipts from sales of/(payments to acquire)
    investments with original maturity of less than
    one year........................................     6,000          --           (620)             --           5,380
                                                      --------      ------         ------         -------        --------
FINANCING
  Net proceeds on issue of Ordinary share capital...   111,302          --             --              --         111,302
  Net proceeds on issue of Senior Credit Facility...    52,836          --             --              --          52,836
  Net proceeds on issue of Senior Subordinated
    Notes...........................................   102,844          --             --              --         102,844
  Expenses on issue of Ordinary share capital.......       736          --         (1,491)             --            (755)
  Expenses on raising of Senior Credit Facility and
    Senior Subordinated Notes.......................    (1,608)         --             --              --          (1,608)
  Repayment of capital element of finance leases....    (1,491)         --             --              --          (1,491)
  Movement in net intercompany
    receivables/payables............................    (9,314)       (118)         5,432           4,000              --
                                                      --------      ------         ------         -------        --------
                                                       255,305        (118)         3,941           4,000         263,128
                                                      --------      ------         ------         -------        --------
(DECREASE)/INCREASE IN CASH.........................      (978)     10,722          1,088              --          10,832
                                                      ========      ======         ======         =======        ========
  Set out below is a summary statement of cashflows
    under U.S. GAAP:
    Net cash provided by/(used in) operating
      activities....................................     6,307         (47)        (2,382)         (4,000)           (122)
    Net cash (used in)/provided by investing
      activities....................................  (267,090)     10,887            149              --        (256,054)
    Net cash provided by/(used in) financing
      activities....................................   255,305        (118)         3,941           4,000         263,128
                                                      --------      ------         ------         -------        --------
    Net (decrease)/increase in cash and cash
      equivalents...................................    (5,478)     10,722          1,708              --           6,952
    Cash and cash equivalents at beginning of
      period........................................     5,513          20          1,005              --           6,538
    Effect of foreign exchange rate
      changes.......................................       149         208           (125)             --             232
                                                      --------      ------         ------         -------        --------
    Cash and cash equivalents at end of period......       184      10,950          2,588              --          13,722
                                                      --------      ------         ------         -------        --------

                                                            FOR THE YEAR ENDED 31 DECEMBER 1996
                                            --------------------------------------------------------------------
                                                       GUARANTOR     NON-GUARANTOR                  CONSOLIDATED
                                            PARENT    SUBSIDIARIES   SUBSIDIARIES    ELIMINATIONS      TOTALS
                                            -------   ------------   -------------   ------------   ------------
                                             L'000       L'000           L'000          L'000          L'000
NET CASH (OUTFLOW)/INFLOW FROM OPERATING
  ACTIVITIES..............................   (6,053)     (5,008)         1,220           4,000         (5,841)
RETURNS ON INVESTMENTS AND SERVICING OF
  FINANCE
  Interest received.......................      872           5              8              --            885
  Interest paid on bank loans and
     overdrafts...........................       (3)         --             --              --             (3)
  Interest paid on finance leases.........      (12)         --           (186)             --           (198)
                                            -------      ------         ------          ------        -------
                                                857           5           (178)             --            684
                                            -------      ------         ------          ------        -------
TAXATION
  Taxation paid...........................       --          --            (20)             --            (20)
                                            -------      ------         ------          ------        -------
CAPITAL EXPENDITURE
  Payments to develop intangible fixed
     assets...............................   (3,113)         --           (124)             --         (3,237)
  Payments to acquire tangible fixed
     assets...............................   (1,429)     (1,212)          (913)             --         (3,554)
  Receipts from sale of tangible fixed
     assets...............................       18          --             --              --             18
                                            -------      ------         ------          ------        -------
                                             (4,524)     (1,212)        (1,037)             --         (6,773)
                                            -------      ------         ------          ------        -------
ACQUISITIONS AND DISPOSALS
  Purchase of subsidiary undertakings.....      (16)         --            (34)             --            (50)
                                            -------      ------         ------          ------        -------
CASH (OUTFLOW)/INFLOW BEFORE THE USE OF
  LIQUID RESOURCES AND FINANCING..........   (9,736)     (6,215)           (49)          4,000        (12,000)
                                            -------      ------         ------          ------        -------
MANAGEMENT OF LIQUID RESOURCES
  Net receipts from sales of investments
     with original maturity of less than
     one year.............................   15,646          --             --              --         15,646
                                            -------      ------         ------          ------        -------
FINANCING
  Net proceeds on issue of Ordinary share
     capital..............................   (1,068)         --             --              --         (1,068)
  Repayment of capital element of finance
     leases...............................       --          --         (1,012)             --         (1,012)
  Movement in net intercompany
     receivables/ payables................   (3,697)      6,002          1,695          (4,000)            --
                                            -------      ------         ------          ------        -------
                                             (4,765)      6,002            683          (4,000)        (2,080)
                                            -------      ------         ------          ------        -------
INCREASE/(DECREASE) IN CASH...............    1,145        (213)           634              --          1,566
                                            =======      ======         ======          ======        =======
  Set out below is a summary statement of
     cashflows under U.S. GAAP:
     Net cash (used in)/provided by
       operating activities...............   (8,310)     (5,003)           900           4,000         (8,413)
     Net cash (used in)/provided by
       investing activities...............   (1,428)     (1,212)          (946)             --         (3,586)
     Net cash (used in)/provided by
       financing activities...............   (4,765)      6,002            682          (4,000)        (2,081)
                                            -------      ------         ------          ------        -------
     Net (decrease)/increase in cash and
       cash equivalents...................  (14,503)       (213)           636              --        (14,080)
     Cash and cash equivalents at
       beginning of period................   19,811         238            484              --         20,533
     Effect of foreign exchange rate
       changes............................      205          (5)          (115)             --             85
                                            -------      ------         ------          ------        -------
     Cash and cash equivalents at end of
       period.............................    5,513          20          1,005              --          6,538
                                            -------      ------         ------          ------        -------

                              ACCOUNTING GLOSSARY

Terms used in Annual Report                    US equivalent or brief description
Administration expenses                        General and administration expenses
Allotted                                       Issued
Called up share capital                        Ordinary shares, issued and fully paid
Capital allowances                             Tax term equivalent to US tax depreciation
                                               allowances
Cash at bank and in hand                       Cash
Class of business                              Industry segment
Creditors                                      Accounts payable
Creditors: Amounts falling due after more      Long-term liabilities
  than one year
Creditors: Amounts falling due within one      Current liabilities
  year
Debtors                                        Accounts receivable
(Deficit)/retained profit                      Net (loss)/income
Distribution costs                             Selling and marketing expenses
Destination (of revenue)                       The geographical area to which goods or
                                               services are supplied
Finance lease                                  Capital lease
Interest payable and other similar charges     Interest expense
Interest receivable                            Interest income
Operating (loss)/profit                        (Loss)/income from operations
Profit                                         Income
Profit and loss account                        Income statement
Profit and loss reserve (under 'capital and    Retained earnings
  reserves')
Share capital                                  Ordinary shares, capital stock or common
                                               stock issued and fully paid
Share premium account                          Additional paid-in capital or paid-in surplus
                                               (not distributable)
Shares in issue                                Shares outstanding
Source (of revenue)                            The geographical area from which goods or
                                               services are supplied to a third party or
                                               another geographical area
Stocks                                         Inventories
Tangible fixed assets                          Property and equipment
Taxation on (loss)/profit on ordinary          (Provision)/benefit for income taxes
  activities
Turnover                                       Revenues

                            FINANCIAL DIARY FOR 1999

18 March        Results for the year 1998 announced

28 May          First quarter trading statement issued

7 June          Annual Report posted to shareholders

1 July          Annual General Meeting at The City Conference Centre,
                The Institute of Marine Engineers' Memorial Building,
                76 Mark Lane, London EC3R 7JN

Mid-August      Results for the first six months of 1999 announced

Mid-November    Third quarter trading statement issued

                          FIVE YEAR FINANCIAL SUMMARY

                                    TOTAL                           TOTAL           TOTAL                           TOTAL
                                 CONTINUING     RESTRUCTURING    CONTINUING      CONTINUING     RESTRUCTURING    CONTINUING
                                  BUSINESS        COSTS AND       BUSINESS        BUSINESS        COSTS AND       BUSINESS
                                   BEFORE           OTHER          BEFORE          BEFORE           OTHER          BEFORE
                                RESTRUCTURING    EXCEPTIONAL    RESTRUCTURING   RESTRUCTURING    EXCEPTIONAL    RESTRUCTURING
                                    COSTS           ITEMS           COSTS           COSTS           ITEMS           COSTS
                                -------------   -------------   -------------   -------------   -------------   -------------
                                                    1998                                            1997
                                ---------------------------------------------   ---------------------------------------------
                                    L000            L000            L000            L000            L000            L000
Turnover......................     170,762              --         170,762          46,082              --          46,082
Cost of sales.................     (71,618)             --         (71,618)        (17,166)             --         (17,166)
                                 ---------       ---------       ---------       ---------       ---------       ---------
Gross Profit..................      99,144              --          99,144          28,916              --          28,916
Distribution costs............     (21,605)             45         (21,560)        (15,700)         (1,313)        (17,013)
Administrative expenses.......     (44,170)         (2,628)        (46,798)        (13,415)         (9,247)        (22,662)
Amortization of development
  costs.......................      (7,760)             --          (7,760)         (3,558)         (7,990)        (11,548)
Amounts written off
  investments.................          --          (2,300)         (2,300)             --              --              --
                                 ---------       ---------       ---------       ---------       ---------       ---------
Operating Profit/(Loss).......      25,609          (4,883)         20,726          (3,757)        (18,550)        (22,307)
Gain on sale of fixed asset
  investment..................          --           2,069           2,069              --           4,035           4,035
Interest receivable...........         205              --             205             338              --             338
Interest payable and similar
  charges.....................     (17,436)             --         (17,436)         (2,498)             --          (2,498)
                                 ---------       ---------       ---------       ---------       ---------       ---------
Profit/(Loss) on Ordinary
  Activities Before
  Taxation....................       8,378          (2,814)          5,564          (5,917)        (14,515)        (20,432)
Taxation on profit/(loss) on
  ordinary activities.........        (769)             --            (769)           (323)             --            (323)
                                 ---------       ---------       ---------       ---------       ---------       ---------
Profit/(Loss) on Ordinary
  Activities After Taxation...       7,609          (2,814)          4,795          (6,240)        (14,515)        (20,755)
Minority equity interests.....        (356)             --            (356)             11              --              11
                                 ---------       ---------       ---------       ---------       ---------       ---------
Retained Profit/(Deficit).....       7,253          (2,814)          4,439          (6,229)        (14,515)        (20,744)
                                 ---------       ---------       ---------       ---------       ---------       ---------
Earnings/(loss) per share
  (pence).....................         4.8                             2.9            (6.2)                          (20.5)
                                 ---------                       ---------       ---------                       ---------


                                 1996     1995     1994
                                ------   ------   ------
                                 L000     L000     L000
Turnover......................  21,443   13,642    8,887
Cost of sales.................  (7,237)  (5,231)  (3,628)
                                ------   ------   ------
Gross Profit..................  14,206    8,411    5,259
Distribution costs............  (9,933)  (6,063)  (1,443)
Administrative expenses.......  (9,975)  (5,742)  (2,673)
Amortization of development
  costs.......................  (2,170)    (744)    (133)
Amounts written off
  investments.................      --       --       --
                                ------   ------   ------
Operating Profit/(Loss).......  (7,872)  (4,138)   1,010
Gain on sale of fixed asset
  investment..................      --       --       --
Interest receivable...........   1,027      388      425
Interest payable and similar
  charges.....................    (189)    (295)    (150)
                                ------   ------   ------
Profit/(Loss) on Ordinary
  Activities Before
  Taxation....................  (7,034)  (4,045)   1,285
Taxation on profit/(loss) on
  ordinary activities.........    (164)     416     (406)
                                ------   ------   ------
Profit/(Loss) on Ordinary
  Activities After Taxation...  (7,198)  (3,629)     879
Minority equity interests.....     (28)      (5)       3
                                ------   ------   ------
Retained Profit/(Deficit).....  (7,266)  (3,634)     882
                                ------   ------   ------
Earnings/(loss) per share
  (pence).....................    (7.8)    (4.4)     1.1
                                ------   ------   ------