Form 20-F
period 1999-12-31
BRIGHT STATION PLC
filed 2000-07-17
CIK 1050829

================================================================================
                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 20-F

        [ ]    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                       OR
         |X|      ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                  For the fiscal year ended: December 31, 1999
                                       OR
         [ ]    TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                         Commission file number: 0-26936

                               BRIGHT STATION PLC
                 (formerly known as The Dialog Corporation plc)
             (Exact name of Registrant as specified in its charter)

                                     ENGLAND
                 (Jurisdiction of incorporation or organization)

       The Communications Building, 48 Leicester Square, London, WC2H 7DB
                    (Address of principal executive officer)

     Securities registered or to be registered pursuant to Section 12(b) of the Act.
                                      None
 Securities registered or to be registered pursuant to Section 12(g) of the Act.

Title of each class                                     Name of each exchange on which registered

American Depositary Shares, each representing
four Ordinary Shares of par value(pound)0.01 each        NASDAQ National Market


            Securities for which there is a reporting obligation pursuant to
Section 15(d) of the Act.
                                      None

Indicate the number of outstanding shares of each of the issuer's classes of capital of common stock as of the close of the period covered by the annual report: 154,943,398 Ordinary Shares, par value (pound)0.01 each

                                  -------------

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes  |X|          No  [ ]

Indicate by check mark which financial statement item the registrant has elected to follow: Item 17 |X| Item 18 [ ]

================================================================================

         Pursuant to Rule 12b-23(a) of the Securities Exchange Act of 1934, as amended, the information for the 1999 Form 20-F of Bright Station plc (the "Company") set out below is being incorporated by reference from the Company's Annual Report 1999, which was filed with the Securities and Exchange Commission as a Report on Form 6-K dated July 17, 2000.

         References below to major headings include all information under such major headings, including subheadings, unless such reference is part of a reference to a subheading, in which case such reference includes only the information contained under such subheading. Graphs are not included unless specifically identified below.

         The information set forth under the heading "Cautionary statement regarding forward-looking statements" on page 2 of the Company's Annual Report 1999 contained in its Report on Form 6-K dated July 17, 2000 is incorporated herein by reference.

                                     PART I

         ITEM 1 - DESCRIPTION OF BUSINESS

         The information set forth under the heading "Description of business" on pages 3 through 13 of the Company's Annual Report 1999 contained in its Report on Form 6-K dated July 17, 2000 is incorporated herein by reference.

         ITEM 2 - DESCRIPTION OF PROPERTY

         The information set forth under the subheading "Description of business--Description of Property" on page 13 of the Company's Annual Report 1999 contained in its Report on Form 6-K dated July 17, 2000 is incorporated herein by reference.

         ITEM 3 - LEGAL PROCEEDINGS

         The information set forth under the subheading "Notes to the Financial Statements--Note 32--Contingent liabilities" on page 69 of the Company's Annual Report 1999 contained in its Report on Form 6-K dated July 17, 2000 is incorporated herein by reference.

         ITEM 4 - CONTROL OF REGISTRANT

         The information set forth under the subheading "Report of Directors--Substantial shareholdings" on page 22 and under the subheading "Notes to the Financial Statements--Note 7--Directors' Emoluments and Interests in Ordinary Shares--Interests in Ordinary Shares" on page 38 of the Company's Annual Report 1999 contained in its Report on Form 6-K dated July 17, 2000 is incorporated herein by reference.

         ITEM 5 - NATURE OF TRADING MARKET

         The information set forth under the subheading "Shareholder Information--Nature of Trading Market" on page 71 of the Company's Annual Report 1999 contained in its Report on Form 6-K dated July 17, 2000 is incorporated herein by reference.

         ITEM 6 - EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

         The information set forth under the subheading "Shareholder Information--Exchange Controls and Other Limitations Affecting Security Holders" on page 72 of the Company's Annual Report 1999 contained in its Report on Form 6-K dated July 17, 2000 is incorporated herein by reference.

         ITEM 7 - TAXATION

         The information set forth under the subheading "Shareholder Information--Taxation" on pages 72 through 75 of the Company's Annual Report 1999 contained in its Report on Form 6-K dated July 17, 2000 is incorporated herein by reference.

         ITEM 8 - SELECTED FINANCIAL DATA

         The information set forth under the heading "Selected Financial Data" on pages 76 through 78 of the Company's Annual Report 1999 contained in its Report on Form 6-K dated July 17, 2000 is incorporated herein by reference.

         ITEM 9 - MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         The information set forth under the heading "Operating and Financial Review" on pages 14 through 17 and under the Subheading "Report of the Directors--Year 2000" on page 23 of the Company's Annual Report 1999 contained in its Report on Form 6-K dated July 17, 2000 is incorporated herein by reference.

In addition, the Results of Operations for the fiscal years ended 31 December 1998 and 1997 are as follows:

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

     NET LOSS. Due to substantial difference under U.S. GAAP regarding acquisition accounting, revenue recognition and research and development expenses, the net loss under U.S. GAAP increased from L25.3 million in 1997 to L34.1 million in 1998."

         ITEM 9A - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     The information set forth under the subheading "Notes to the Financial Statements - Note 33 - Financial Instruments" on pages 69 and 70 of the Company's Annual Report 1999 contained in its Report on Form 6-K dated July 17, 2000 is incorporated herein by reference.

         ITEM 10 - DIRECTORS AND OFFICERS OF REGISTRANT

         The information set forth under the subheading "Report of the Directors--Directors and their interests" on page 22 of the Company's Annual Report 1999 contained in its Report on Form 6-K dated July 17, 2000 is incorporated herein by reference.

         ITEM 11 - COMPENSATION OF DIRECTORS AND OFFICERS

         The information set forth under the subheading "Notes to the Financial Statements--Note 7--Directors' Emoluments and Interests in Ordinary Shares" on page 37 of the Company's Annual Report 1999 contained in its Report on Form 6-K dated July 17, 2000 is incorporated herein by reference.

         ITEM 12 - OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR
SUBSIDIARIES

         The information set forth under the subheading "Notes to the Financial Statements--Note 7--Directors' Emoluments and Interests in Ordinary Shares--Options over Ordinary Shares" on pages 39 and 40 and under the subheading "Notes to the Financial Statements--Note 18--Share Capital" on pages 51 through 59 of the Company's Annual Report 1999 contained in its Report on Form 6-K dated July 17, 2000 is incorporated herein by reference.

         ITEM 13 - INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

         The information set forth under the subheading "Notes to the Financial Statements--Note 31--Subsequent Events" on pages 68 and 69 of the Company's Annual Report 1999 contained in its Report on Form 6-K dated July 17, 2000 is incorporated herein by reference.

                                     PART II

         ITEM 14 - DESCRIPTION OF SECURITIES TO BE REGISTERED

         Not applicable.

                                    PART III

         ITEM 15 - DEFAULTS UPON SENIOR SECURITIES

         Not applicable.

         ITEM 16 - CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED SECURITIES

         Not applicable.

                                     PART IV

         ITEM 17 - FINANCIAL STATEMENTS

         See Item 19 for a full list of financial statements included as part of this report.

         ITEM 18 - FINANCIAL STATEMENTS

         The Company has responded to Item 17 in lieu of this item.

         ITEM 19 - FINANCIAL STATEMENTS AND EXHIBITS

         (A)  FINANCIAL STATEMENTS

         The information set forth under the heading "Auditors Report to the Shareholders of Bright Station plc" in Exhibit 2 hereto is incorporated herein by reference.

         The following portions of the Company's Annual Report 1999 contained in its Report on Form 6-K dated July 17, 2000 on pages 26 through 70 are incorporated herein by reference and constitute the Company's further response to this item:

         "Consolidated Profit and Loss Account for the year ended 31 December 1999"

         "Consolidated Balance Sheet as at 31 December 1999"

         "Company Balance Sheet as at 31 December 1999"

         "Consolidated Cash Flow Statement for the year ended 31 December 1999"

         "Notes to the Financial Statements"

   (B)   EXHIBITS

   1. Pursuant to Rule 12b-23(a) of the Securities Exchange Act of 1934, as amended, the information incorporated into this report by reference to the Company's Report on Form 6-K dated July 17, 2000, which contains its Annual Report 1999, is attached as an exhibit hereto.

   2. Auditors' Report to the Shareholders of Bright Station plc (incorporated herein by reference to Exhibit 99.1 to the Company's Form 6-K dated July 17, 2000).

   3. Consent of PricewaterhouseCoopers chartered accountants and registered auditors to the Company.

   4. Sale and Purchase Agreement between The Dialog Corporation plc and The Thomson Corporation dated 23 March 2000

                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               BRIGHT STATION PLC


                                               /s/ David G. Mattey
                                                 ------------------------------
                                               Name:    David G. Mattey
                                               Title:   Chief Financial Officer

Date:    July 17, 2000

                                  EXHIBIT INDEX

Description

1. Pursuant to Rule 12b-23(a) of the Securities Exchange Act 1934, as amended, the information incorporated into this report by reference to the Company's
Report on Form 6-K dated July 17, 2000, which contains its Annual Report 1999, is attached as an exhibit hereto

2. Auditors' Report to the Shareholders of Bright Station plc (incorporated herein by reference to Exhibit 99.1 to the Company's Form 6-K dated July 17,
2000)

3. Consent of PricewaterhouseCoopers chartered accountants and registered auditors to the Company

4. Sale and Purchase Agreement between The Dialog Corporation plc and The
Thomson Corporation dated 23 March 2000
