Form 20-F/A
period 2000-12-31
SMARTLOGIK GROUP PLC
filed 2001-08-01
CIK 1050829

================================================================================
               UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                              ___________________

                                   FORM 20-F/A


                                  Amendment No.1
                                      to

[_]         REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                                      OR
[X]              ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                 For the fiscal year ended: December 31, 2000
                                      OR
[_]            TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                        Commission file number: 0-26936

                             SMARTLOGIK GROUP PLC
     (formerly known as Bright Station plc and The Dialog Corporation plc)
            (Exact name of Registrant as specified in its charter)

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

American Depositary Shares, each representing
four Ordinary Shares of par value (Pounds)0.01 each     NASDAQ National Market

Securities for which there is a reporting obligation pursuant to Section 15(d)
                                  of the Act.
                                     None

Indicate the number of outstanding shares of each of the issuer's classes of capital of common stock as of the close of the period covered by the annual report: 172,614,502 Ordinary Shares, par value (Pounds)0.01 each

                              ___________________

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [X]    No [_]

Indicate by check mark which financial statement item the registrant has elected to follow: Item 17 [_] Item 18 [X]

===============================================================================

     ITEM 19 -EXHIBITS

     1.1    Memorandum of Association of the Company*


     1.2    Articles of Association of the Company *


     2.1(1) Form of Deposit Agreement among M.A.I.D. plc, The Bank of New York, as Depositary, and holders from time to time of American Depositary Shares issued thereunder (including as an exhibit the form of American Depositary Receipt)

     3.1    Not applicable

     4.1 Agreement for the Sale of Shares and Release of Options, dated October 13, 1999, between the Company and the holders of shares in Muscat Limited


     4.2    Form of Instrument creating Warrants


     4.3(2) A Sale and Purchase Agreement, dated March 23, 2000, between the
            Company and Thomson Corporation

     4.4 Subscription Agreement, dated March 23, 2000, between the Company and Jiyu Holdings


     4.5 Engagement Letter, dated May 23, 2001, between the Company and Hoare Govett


     4.6 Placing Letters, dated May 29, 2001, between Hoare Govett as agent of the Company and certain institutional investors


     4.7 Bridge Facility Letter, dated June 12, 2001, between the Company and antfactory Investments BV


     4.8 Employment Agreement, dated June 13, 2001, between the Company and Stephen Hill


     4.9 Employment Agreement, dated June 13, 2001, between the Company and Simon Canham


     4.10 Employment Agreement, dated June 13, 2001, between the Company and Robert Lomnitz


     4.11 Letter Agreement, dated June 13, 2001, between the Company and Stephen Hill


     4.12 Letter Agreement, dated June 13, 2001, between the Company and Simon Canham


     4.13 Letter Agreement, dated January 2, 2001, between the Company and Robert Lomnitz


     5.1    Not applicable

     6.1    Not applicable

     7.1    Not applicable

     8.1    List of Subsidiaries*


     9.1    Not applicable

     10.1   The Company's Annual Report 2000*


     10.2 Auditors' Report to the Shareholders of Bright Station plc (included in Exhibit 10.1)

     10.3   The Company's Annual Report 1999*


     10.4 Certain portions of the Company's listing particulars issued April 3, 2000*


     10.5 Certain portions of the Company's Circular proposing the Placing and Open Offer*


     10.6   Schedule 10 - Notification of Major Interests in Shares*


_______________________
(1) Incorporated by reference to the exhibit designated by exhibit number 4.1 in Amendment No. 2 to the Company's Registration Statement on Form F-1 (Registration No. 33-97786).

(2) Incorporated by reference to the exhibit designated by exhibit number 4 in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission on July 15, 2000.

 *   Previously Filed

                                  SIGNATURES

       Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        SMARTLOGIK GROUP PLC


                                            /s/ Simon Canham
                                        ----------------------------------
                                        Name:  Simon Canham
                                        Title: Chief Financial Officer

Date: July   , 2001

                                 Exhibit Index

4.1 Agreement for the Sale of Shares and Release of Options, dated October 13, 1999, between the Company and the holders of shares in Muscat Limited

4.2   Form of Instrument creating Warrants

4.4 Subscription Agreement, dated March 23, 2000, between the Company and Jiyu Holdings

4.5   Engagement letter, dated May 23, 2001, between the Company and Hoare
      Govett

4.6 Placing Letters, dated May 29, 2001, between Hoare Govett as agent of the Company and certain institutional investors

4.7 Bridge Facility Letter, dated June 12, 2001, between the Company and Antfactory Investments BV

4.8 Employment Agreement, dated June 13, 2001, between the Company and Stephen Hill

4.9 Employment Agreement, dated June 13, 2001, between the Company and Simon Canham

4.10 Employment Agreement, dated June 13, 2001, between the Company and Robert Lomnitz

4.11  Letter Agreement, dated June 13, 2001, between the Company and Stephen
      Hill

4.12  Letter Agreement, dated June 13, 2001, between the Company and Simon
      Canham

4.13 Letter Agreement, dated January 2, 2001, between the Company and Robert Lomnitz